

12028128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC

SEP 12 2012

Washington, DC 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

CollectiveSun, LLC
(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction of incorporation or organization)

4685 Convoy Street, #210-3
San Diego, CA 92111
888-980-2786

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

All correspondence:
Jillian Sidoti, Esq.
LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive – Suite A
Murrieta, CA 92563
(323) 799-1342
FAX: (951) 224-6675
EMAIL: jillian@jilliansidoti.com

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6199	**27-2990302**
(Primary standard Industrial Identification Number) Classification Code Number)	**(I.R.S. Employer**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties

(a) Lee Barken, an individual, is the Managing Member of the Company. The business address shall be 4685 Convoy Street, #210-3, San Diego, CA 92111. Lee Barken is the sole manager of the Company and is the only decision maker.

(b) the issuer's general partners; Not Applicable

(c) Lee Barken, the sole Member of the Company, currently holds 100% of the Company's common interest or units in consideration of services to be rendered.

(d) Lee Barken, the sole Member of the Company, currently holds 100% of the Company's common interest or units in consideration of services to be rendered.

(e) promoters of the issuer; Lee Barken

(f) Not applicable

(g) affiliates of the issuer;

None.

(h) counsel to the issuer with respect to the proposed offering;

This Offer was written by Jillian Ivey Sidoti, counsel for the issuer. The Law Office of Jillian Ivey Sidoti is located at 38730 Sky Canyon Drive – Suite A, Murrieta, CA 92563. Counsel for CollectiveSun, LLC. Jillian Ivey Sidoti has not acted on behalf of the prospective investors or conducted a review or investigation on their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this offering.

(i) each underwriter with respect to the proposed offering;

Offering. This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, the FINRA's corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

(j) the underwriter's directors; Not applicable

(k) the underwriter's officers; Not applicable

(l) the underwriter's general partners; Not applicable

(m) counsel to the underwriter. Not applicable

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) Not Applicable.

ITEM 3. Affiliate Sales
No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) These securities will not be offered by underwriters, dealers or salespersons.

(b) These securities shall be offered in the state of California. The securities may be offered in other states as demand warrants. The Directors of the Company shall file this Form 1-A as well as any other required forms in accordance with state laws as well as all required advertising materials.

The manager plans on advertising the sale of these securities using email, social media, the internet, billboards, newspaper articles, postcards, flyers, direct mail campaigns, radio and television advertisements. We will only use advertising that is in complete compliance with Regulation A and any other applicable laws. Advertising will not commence unless it is a) in compliance with Rule 254 or b) this Offering has been qualified by the S.E.C and the appropriate state securities commission.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Other than an issue of units to our sole Member and Manager, Lee Barken, there have been no sales of unregistered securities. Such units were issued in exchange for services including company management and services related to this Offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no arrangements to any selling security holder in the offering covered by this Form 1-A.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

There are no contingent financial relationships with any experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

The issuer has not provided prospective purchasers any written documents or broadcasts to determine whether there is any interest in this securities offering. In the event that they do issue such documents, the issuer will provide such documents or broadcasts to the Commission in accordance with Rule 254. The issuer did not solicit or accept any money or other consideration from any prospective investor. The issuer will not make any sales until this offering statement has been qualified

PART II— OFFERING CIRCULAR

CollectiveSun, LLC

Type of securities offered: CollectiveSun Borrower Payment Dependent Notes, or "Notes," issued in series, with each series dependent for payment on payments CollectiveSun receives on a specific borrower loan or for non-profit property owners who will have a service agreement ("Service Agreement").

Maximum number of securities offered: 5,000,000
Minimum number of securities offered: 0
Price per security: $1
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $1

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? N/A
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No
Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No
Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No
Is transfer of the securities restricted? [X] Yes [ ] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

None.

TABLE OF CONTENTS

Contents

THE COMPANY 7
BUSINESS AND PROPERTIES 30
OFFERING PRICE FACTORS 58
USE OF PROCEEDS 61
CAPITALIZATION 61
DESCRIPTION OF SECURITIES 62
OFFICERS AND KEY PERSONNEL OF THE COMPANY 75
EXECUTIVE COMPENSATION 76
TRANSACTIONS WITH RELATED PERSONS 77
LITIGATION 77
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS 77
FINANCIAL STATEMENTS F-1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 84

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 93 pages.


CollectiveSun™
Investing in Solar Together

THE COMPANY

Exact corporate name: CollectiveSun, LLC
State and date of incorporation: California, July 2011
Street address of principal office:
4685 Convoy Street, #210-3
San Diego, CA 92111
Company Telephone Number: 888-980-2786
Fiscal year: December 31

Person(s) to contact at Company with respect to offering:
Jillian Sidoti
Law Office of Jillian Sidoti
38730 Sky Canyon Drive
Murrieta, CA 92563
FAX – 951-224-6675

Telephone Number (if different from above): 323-799-1342

RISK FACTORS

Our Notes involve a high degree of risk. You should carefully consider the risks described below before making a decision to invest in the Notes. If any of the following risks actually occurs, you might lose all or part of your investment in the Notes. You should also refer to the individual borrower profiles and borrower credit information provided on our platform.

Risks Related to Borrower Default

The Notes and Service Agreements are risky and speculative investments for suitable investors only.

You should be aware that the Notes offered through our platform are risky and speculative investments. The Notes are special, limited obligations of CollectiveSun and depend entirely on payments to CollectiveSun of obligations of borrower members under the corresponding borrower loans. Notes are suitable only for lender members of adequate financial means. If you cannot afford to lose the entire amount of your investment in the Notes you purchase, you should not invest in the Notes. In addition, you should not assume that a Note is an appropriate investment for you because it corresponds to a listing on our platform.

Our non-profit organizations that are interested in placing solar systems on their properties instead will not be subject to a note, but to a Power Purchase Agreement which is a service contract. There is a risk that the non-profit will not fulfill the obligations of the service agreement and thus, the lender will lose their investment.

Payments on the Notes depend entirely on payments we receive on corresponding borrower loans and service agreements. If a borrower or service agreement customer fails to make any payments on the corresponding borrower loan or service agreement related to your Note, you will not receive any payments on your Note.

We will only make payments pro rata on a series of Notes after we receive a borrower or service agreement customer's payment on the corresponding borrower loan or service agreement, net of our servicing fees. We will not pay lender members any non-sufficient funds fees or collection fees that we or a third-party collection agency charge. Under the terms of the Notes, if we do not receive payments on the corresponding borrower loan or the corresponding service agreement, you will not receive any payments on your Note.

Information supplied by borrowers may be inaccurate or intentionally false. Information regarding income and employment is not verified in the majority of cases.

Borrower members supply a variety of unverified information regarding details of the loan purpose, income, occupation, and employment status that is included in the borrower loan listings on our website. We do not verify this information, and this information may be inaccurate or intentionally false. In addition, we generally do not verify a property owner's stated income, employment status or occupation, and the information property owners supply may be inaccurate or intentionally false. CollectiveSun borrowers may misrepresent their intentions for the use of proceeds. CollectiveSun does not verify any statements by property owners CollectiveSun as to how proceeds are to be used and do not confirm after funding how proceeds were used. All listings are posted on our platform without our verifying the information provided by the property owner member, including the property owner's stated income, employment status or other details that appears in the listing. Investor members should not rely on property owner's self-reported information such as income, employment status, or occupation in making investment decisions. In the limited cases in which we have selected CollectiveSun property owner members for income and employment verification, the verification is normally done after the listing has been created and bidding has ended but prior to the time the property owner is funded. The identity of property owners is not revealed, to investor members, and investor members have no ability to obtain or verify property information either before or after they purchase a Note, unless the borrower is subject to a service agreement, such as a non-profit organization. Potential investor members may only communicate with CollectiveSun borrower members through website postings on our platform and then only on an anonymous and unverified basis. If you rely on false, misleading or unverified information supplied by property owners in deciding to purchase Notes, you may lose part or all of the purchase price you pay for a Note.

The Notes are special, limited obligations of CollectiveSun only and are not directly secured by any collateral or guaranteed or insured by any third party.

The Notes will not represent an obligation of borrowers or any other party except CollectiveSun, and are special, limited obligations of CollectiveSun. The Notes herein proposed will not be secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party. Although CollectiveSun plans to a grant an indenture trustee a security interest in CollectiveSun's right to payment under, and all proceeds received by CollectiveSun on, the corresponding property owner loans and in the bank account in which the borrower loan payments are deposited, the Note holders do not have a security interest in the property owner loans or the right to payment thereunder.

This does not apply to our non-profit organizations with service agreements.

The borrower loans are not secured by any collateral or guaranteed or insured by any third party, and you must rely on CollectiveSun or a third-party collection agency to pursue collection against any borrower.

Borrower loans will be unsecured obligations of borrower members. They will not be secured by any collateral, and they are not guaranteed or insured by any third party or backed by any governmental authority in any way. CollectiveSun will, therefore, be limited in their ability to collect on borrower loans. Moreover, borrower loans are obligations of borrowers to CollectiveSun, not obligations to the holders of Notes. Holders of the Notes will have no recourse to the borrower members and no ability to pursue borrowers to collect payments under borrower loans. Holders of the Notes may look only to CollectiveSun for payment of the Notes. Furthermore, if a borrower fails to make any payments on the borrower loan, the holder of the Notes corresponding to that borrower loan will not receive any payments on their Notes. The holder of such Notes will not be able to pursue collection against the borrower and will not be able to obtain the identity of the borrower, unless it is one of our non-profit organization borrowers subject to a service agreement, in order to contact the borrower about the defaulted borrower loan. In addition, as described in this prospectus, in the unlikely event that we receive payments on the borrower loan relating to your Notes after the final maturity date, you will not receive payments on your Notes after maturity. See "Summary of Material Agreements Indenture and Form of Notes." for more information.

If Non-profits that are under a Power Purchase Agreement fail to continue paying on their lease agreements then CollectiveSun will not continue to pay on the promissory note with the Borrower as the promissory note will only be secured by the payments on Power Purchase Agreements and Lease Agreements from non-profits.

CollectiveSun intends on providing power and equipment to select non-profit organizations. The intent is that non-profits may be able to take advantage of installing solar equipment on their buildings and real estate. It is expected that usual donors to such non-profits may be interested in financing a promissory note that would benefit their select non-profit organization. However, a non-profit organization will not purchase and own the equipment as the non-profit will be unable to take advantage of significant tax advantages due to their non-profit status. Thus, CollectiveSun will enter into the note agreement and then enter into a Power Purchase Agreement and lease agreement with the beneficiary non-profit organization. It may be that the non-profit will stop paying on the underlying power purchase agreement and lease agreement and thus, CollectiveSun will cease paying on the promissory note.

Some of the borrowers that will eventually be on our platform may have "subprime" credit ratings, are considered higher than average credit risks, and may present a high risk of loan delinquency or default.

We currently do not have any borrowers or lenders, but in the event that borrowers sign up for our platform upon its launch, it may be that some of the borrowers on our platform will be people who have had difficulty obtaining loans from banks and other financial institutions on favorable terms, or on any terms at all, due to credit problems, limited credit histories, adverse financial circumstances, or high debt-to-income ratios. Therefore, acquiring Notes that are dependent for payment on payments we receive on the corresponding borrower loans of such borrowers may present a high risk of loan delinquency or default.

Prospective borrowers will not be required to have a maximum debt-to-income ratio.

We do not require borrowers to have a maximum debt-to-income ratio (or "DTI") in order to post listings for borrower loans on our platform. The DTI is a measurement of the borrower's ability to take on additional debt. Because a borrower is not required to have a maximum DTI, our platform may contain borrower loan listings that have a higher risk of default than would otherwise be the case if a maximum DTI was required.

The credit information of a borrower member may be inaccurate or may not accurately reflect the borrower's creditworthiness, which may cause you to lose all or part of the price you paid for a Note.

We plan to obtain borrower credit information from consumer reporting agencies. A credit score may not reflect that borrower's actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data. We generally will not verify the information obtained from the borrower's credit report. Similarly, the borrower credit data displayed in borrower listings may be based on outdated, incomplete or inaccurate consumer reporting data from the consumer report obtained on the borrower. Moreover, lender members do not, and will not, have access to financial statements of borrower members or to other detailed financial information about borrower members. In addition, there is a risk that a borrower may have become delinquent in a payment, defaulted on a debt obligation, taken on more personal debt, or sustained other adverse financial events after the date the consumer report was retrieved, and the credit score may not accurately reflect the borrower's actual current creditworthiness.

A lender may see the tax return of a non-profit borrower subject to a service agreement by going to the irs.gov website and searching for the organization's form 990.

Some borrowers may use our platform to defraud lender members, which could adversely affect your ability to recoup your investment.

We plan to use identity and fraud checks with external databases to authenticate each borrower member's identity. Although we will attempt to use diligent efforts in this regard, there is a risk that our fraud checks could fail and fraud may occur. In addition, borrower members may misrepresent their intentions regarding the purpose of the borrower loan or in other information contained in borrower listings, which we do not verify. While we will repurchase Notes in limited circumstances, e.g., a material default on the corresponding borrower loan resulting from verifiable theft of a borrower's identity, or resulting from the failure of the corresponding borrower loan to materially comply at origination with applicable federal and state law, we are not obligated to repurchase a Note from you if your investment is not realized in whole or in part due to fraud (other than verifiable identity theft) in connection with a borrower listing, or due to false or inaccurate statements or omissions of fact in a borrower's listing, whether in credit data, a borrower member's representations, user recommendations, group affiliations or similar indicia of borrower intent and ability to repay the borrower loan. If CollectiveSun repurchases a Note, only the outstanding principal balance will be returned to the lender member. See "About the Platform—CollectiveSun's Note Repurchase and Indemnification Obligations" for more information.

The fact that CollectiveSun will have the exclusive right and ability to investigate claims of identity theft in the origination of loans creates a significant conflict of interest between CollectiveSun and the lender members.

CollectiveSun has the exclusive right to investigate claims of identity theft and determine, in its sole discretion, whether verifiable identity theft has occurred. Verifiable identity theft triggers an obligation by CollectiveSun to repurchase a loan. As CollectiveSun is the sole entity with the ability to investigate and determine verifiable identity theft, which triggers its repurchase obligation, a conflict of interest exists. Lender members will be relying solely on CollectiveSun to investigate incidents which might require CollectiveSun to repurchase a loan. The denial of a claim under CollectiveSun's identity theft guarantee would save CollectiveSun from its repurchase obligation.

We do not have historical performance data about borrower performance on the borrower loans. Loss rates on the borrower loans may increase and prior to investing you should consider the risk of non-payment and default under our outstanding borrower loans.

We are in the early stages of our development and have a limited operating history. We organized in July of 2011. Due to our limited operational history, we do not have significant historical data regarding the performance of our borrower members under the borrower loans, and we do not yet know what the long-term loan loss experience will be.

If payments on the corresponding borrower loans relating to your Notes become more than 30 days overdue, it is likely you will not receive the full principal and interest payments that you expect to receive on your Notes, and you may not recover any of your original purchase price.

If a borrower fails to make a required payment on a borrower loan within 30 days of the due date, we will pursue reasonable collection efforts in respect of the borrower loan. Referral of a delinquent borrower loan to a collection agency within ten (10) business days after it becomes thirty days past due will be considered reasonable collection efforts.

If we refer a borrower loan to a collection agency, CollectiveSun will not have any other obligation to attempt to collect that borrower loan. We may also handle collection efforts in respect of a delinquent borrower loan directly. If payment amounts on a delinquent borrower loan are received from a borrower more than 30 days after their due date, if the delinquent loan is referred to an outside collection agency, that collection agency will retain a percentage of any funds recovered from such borrower as a servicing fee before any principal or interest becomes payable to you from recovered amounts in respect of Notes related to the corresponding borrower loan. Collection fees range from 15% to 40% of recovered amounts. See "About the Platform—Loan Servicing and Collection" for more information.

Neither CollectiveSun nor the collection agency may be able to recover some or all of the unpaid balance of a non-performing borrower loan, and a lender member who has purchased a Note dependent for payment on the non-performing borrower loan would then receive nothing or a small fraction of the unpaid principal and interest payable under the Note. You must rely on the collection efforts of CollectiveSun or the applicable collection agency to which such borrower loans are referred. You are not permitted to attempt to collect payments on the borrower loans in any manner.

Loss rates on the borrower loans may increase as a result of economic conditions beyond our control and beyond the control of the borrower member.

Borrower loan loss rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. In particular, loss rates on borrower loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. The recent contraction in the global financial and credit markets and significant downturn in the United States economy will likely result in an increased rate of default under the borrower loans in the future. Accordingly, no reliance should be made on the historical loss rates on borrower loans in determining whether to purchase your Notes. As the current economic crisis is largely unprecedented in recent history, we cannot predict the impact these events will have on a borrower's ability to repay future borrower loans originated on our platform. We do not expect, however, that loss rates for borrower loans will decrease in the immediate future.

In the unlikely event that we receive payments on the corresponding borrower loans relating to your Notes after the final maturity date, you will not receive payments on your Notes after maturity.

Each Note will mature on the initial maturity date, unless any principal or interest payments in respect of the corresponding borrower loan remain due and payable to CollectiveSun upon the initial maturity date, in which case the maturity of the Note will be automatically extended to the final maturity date. If there are any amounts under the corresponding borrower loan still due and owing to CollectiveSun after the final maturity, CollectiveSun will have no further obligation to make payments on the Notes of the series even if CollectiveSun receives payments on the corresponding borrower loan after the final maturity.

In general, the borrower loans on which the Notes are dependent will not restrict borrowers from incurring additional unsecured or secured debt, nor do they impose any financial restrictions on borrowers during the term of the borrower loan, which may impair your ability to receive the full principal and interest payments that you expect to receive on a Note.

If a borrower incurs additional debt after the date of the borrower loan, the additional debt may impair the ability of that borrower to make payments on his or her borrower loan and your ability to receive the principal and interest payments that you expect to receive on a Note dependent for payment on payments we receive on that corresponding borrower loan. In addition, the additional debt may adversely affect the borrower's creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of the borrower. To the extent that the borrower has or incurs other indebtedness and cannot pay all of his or her indebtedness, the borrower may choose to make payments to other creditors, rather than CollectiveSun, on the borrower loan.

To the extent borrowers incur other indebtedness that is secured, such as mortgage, home equity or auto loans, the ability of the secured creditors to exercise remedies against the assets of the borrower may impair the borrower's ability to repay the borrower loan on which your Note is dependent for payment. Borrower members may also choose to repay obligations under secured indebtedness before repaying borrower loans originated through our platform because there is no collateral securing these borrower loans. A lender member will not be made aware of any additional debt incurred by a borrower member after the date of the borrower listing.

Because the interest rate payable on the Notes will be determined by CollectiveSun and will not be tied directly to the creditworthiness of the borrower, the interest rate of the Notes may not be adequate to compensate you for the risks associated with the particular Note.

The interest rate on a Note is determined by CollectiveSun and is applied to all lender members of a fully subscribed listing at the expiration of the bidding period for Notes that are dependent for payment on payments we receive on the corresponding borrower loan described in the listing. Because the interest rate on a Note is not tied directly to the creditworthiness of the borrower, the interest rate of the Note may not be adequate to compensate you for the risks associated with the borrower loan upon which the Note is dependent for payment.

A borrower may request that his or her bank "chargeback" a payment on a borrower loan upon which a Note is dependent for payment and request a refund on that payment, resulting in a delinquency on the payment and a possible negative cash balance in your funding account.

A borrower chargeback is a process by which a borrower who has made a payment on a borrower loan has his or her bank cancel the payment or request a refund of that payment. We withhold payments to lender members up to six business days after the payment was initiated. If the chargeback occurs between six and 60 days after the initiation of payment, you must rely on us to contest the chargeback if we deem it appropriate. If a borrower successfully processes a chargeback between six and 60 days after initiation of payment, such payment will be deducted from your CollectiveSun account, and if you have withdrawn funds in the interim, a negative cash balance may result. Amounts received on borrower loans corresponding to your Notes payments and deposited into your CollectiveSun funding account are subject to set-off against any negative balance or shortfall resulting from ACH returns of transfers or deposits of funds to your CollectiveSun funding account.

Peer-to-peer lending is a new lending method and our platform has a no operating history as it is currently being developed. Borrowers may not view or treat their obligations to CollectiveSun as having the same significance as loans from traditional lending sources, such as bank loans and borrower loans may have a higher risk of default than loans of borrowers with similar credit scores.

The investment return on the Notes depends on borrowers fulfilling their payment obligations in a timely and complete manner under the corresponding borrower loan. Borrowers may not view peer-to-peer lending obligations originated on our platform as having the same significance as other credit obligations arising under more traditional circumstances, such as loans from banks or other commercial financial institutions. If a borrower neglects his or her payment obligations on a borrower loan upon which payment of the corresponding Note is dependent or chooses not to repay his or her borrower loan entirely, you may not be able to recover any portion of your investment in a Note.

Our platform, which is currently being developed, may fail to comply with borrower protection laws such as state lending laws, or federal consumer protection laws such as the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act. Borrowers may make counterclaims against us, any collection agency or you after collection actions have commenced.

Applicable state laws generally regulate interest rates and other charges and require certain disclosures. In addition, other state laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of a borrower loan upon which a series of Notes is dependent for payment. The borrower loans are also subject to federal laws, including, without limitation, the federal Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to the borrowers regarding the terms of the loan; the federal Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and the federal Fair Credit Reporting Act, which regulates the use and reporting of information related to each borrower's credit history. We may not always be in compliance with these laws. Failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our, or a collection agency's, ability to collect all or part of the principal of or interest on the borrower loans and could subject us to damages, revocation of required licenses or other authorities, class action lawsuits, administrative enforcement actions, and civil and criminal liability. The occurrence of any of these events may harm our business and our ability to maintain our platform and may result in borrowers rescinding their borrower loans. See "Government Regulation—Regulation and Consumer Protection Laws" for more information.

We will regularly review the requirements of these laws and take measures aimed at ensuring that the borrower loans originated on our platform meet the requirements of all applicable laws. However, determining compliance with all applicable laws is a complex matter and it is possible that our determination may be inaccurate or incorrect. Also, changes in law, either due to court decisions, regulatory interpretations or rulings, or new legislation, may adversely affect the collectability of a borrower loan.

In general, the borrower loans will not contain any cross-default or similar provisions. If a borrower defaults on any of his or her other debt obligations, our ability to collect on the borrower loan on which your Notes are dependent for payment may be substantially impaired.

In general, the borrower loans will not contain cross-default provisions. A cross-default provision makes a default under certain debt of a borrower an automatic default on other debt of that borrower. Because the borrower loans generally do not contain cross-default provisions, a borrower's loan will not be placed automatically in default upon that borrower's default on any of the borrower's other debt obligations, unless there are independent grounds for a default on the borrower loan. In addition, the borrower loan will not be referred to a third-party collection agency for collection because of a borrower's default on any of the borrower's other debt obligations. If a borrower defaults on debt obligations owed to a third party and continues to satisfy the payment obligations under the borrower loan, the third party may seize the borrower's assets or pursue other legal action against the borrower before the borrower defaults on the borrower loan. Payments on Notes may be substantially reduced if a borrower subsequently defaults on a corresponding borrower loan, and we may be unable to recoup any or all of the expected principal and interest payments on these Notes.

Borrowers may seek the protection of debtor relief under federal bankruptcy or state insolvency laws, which may result in the nonpayment of your Notes.

Borrowers on borrower loans may seek protection under federal bankruptcy law or similar laws. If a borrower files for bankruptcy (or becomes the subject of an involuntary petition), a stay will go into effect that will automatically put any pending collection actions on the borrower loan on hold and prevent further collection action absent bankruptcy court approval. If we receive notice that a borrower has filed for protection under the federal bankruptcy laws, or has become the subject of an involuntary bankruptcy petition, we will put the borrower's loan account into "bankruptcy status." When this occurs, we terminate automatic monthly ACH debits on borrower loans and we will not undertake collection activity without bankruptcy court approval. Whether any payment will ultimately be made or received on a borrower loan after a bankruptcy status is declared depends on the borrower's particular financial situation. It is possible that the borrower's liability on the borrower loan will be discharged in bankruptcy. In most cases, unsecured creditors, including CollectiveSun as the owner of the borrower loans, will receive nothing, or only a fraction of any amount outstanding on their loans. See "About the Platform—Loan Servicing and Collection" for more information.

Federal law entitles borrowers who enter active military service to an interest rate cap and certain other rights that may inhibit the ability to collect on loans and reduce the amount of interest paid on the corresponding Notes.

Federal law provides borrowers on active military service with rights that may delay or impair our ability to collect on a borrower loan corresponding to your Note. The Servicemembers Civil Relief Act, or "SCRA," requires that the interest rate on preexisting debts, such as borrower loans, be set at no more than 6% while the qualified service member or reservist is on active duty. A holder of a Note that is dependent on such a borrower loan will not receive the difference between 6% and the original stated interest rate for the borrower loan during any such period. This law also permits courts to stay proceedings and execution of judgments against service members and reservists on active duty, which may delay recovery on any borrower loans in default, and, accordingly, payments on Notes that are dependent for payment on payments we receive on these corresponding borrower loans. If there are any amounts under such a borrower loan still due and owing to CollectiveSun after the final maturity of the Notes that correspond to the borrower loan, we will have no further obligation to make payments on the Notes, even if we later receive payments after the final maturity of the Notes. We do not take military service into account in borrower listings. In addition, as part of the borrower registration process, we do not request CollectiveSun borrower members to confirm if they are a qualified service member or reservist within the meaning of the SCRA. See "Government Regulation—Regulation and Consumer Protection Laws—Servicemembers Civil Relief Act" for more information.

The death of a borrower may substantially impair your ability to recoup the full purchase price of Notes or to receive the interest payments that you expect to receive on the Notes.

If a borrower with outstanding obligations under a borrower loan dies while the borrower loan is outstanding, generally, we will seek to work with the executor of the estate of the borrower to obtain repayment of the borrower loan. However, the borrower's estate may not contain sufficient assets to repay the borrower loan on which your Note is dependent for payment. In addition, if a borrower dies near the end of a borrower loan, it is unlikely that any further payments will be made on the Notes corresponding to such borrower loan, because the time required for the probate of the estate may extend beyond the initial maturity date and the final maturity date of the Notes.

CollectiveSun is not obligated to repurchase any Notes except in limited circumstances. If CollectiveSun is unable to meet its repurchase obligations, you may lose your entire investment in the Notes.

CollectiveSun will not be obligated to repurchase any Note except in limited circumstances, such as material default on a Note resulting from verifiable theft of a borrower's identity, or resulting from the failure of the corresponding borrower loan to materially comply at origination with applicable federal and state law. The lender registration agreement provides that, in the event of a material breach of our representations and warranties, we must either cure the defect, repurchase the Note, or indemnify and hold the lender member harmless against losses resulting from the defect in the Note. We are not, however, obligated to repurchase a Note from a lender member if his or her investment is not realized in whole or in part due to fraud (other than verifiable identity theft) in connection with a listing, or due to false or inaccurate statements or omissions of fact in a borrower's listing, whether in credit data, borrower representations, user recommendations, group affiliations or similar indicia of borrower intent and ability to repay the Notes. Even if we are obligated to repurchase a Note, there can be no assurance that we will be able to meet our repurchase obligation. If we are unable to meet our repurchase obligations you may lose all of your investment in the Note. See "About the Platform—CollectiveSun's Note Repurchase and Indemnification Obligations" and "Summary of Material Agreements—Lender Registration Agreement" for more information.

Risks Inherent in Investing in the Notes

If you decide to invest through our platform and concentrate your investment in a single Note, you may increase your risk of borrower defaults.

Your expected return on your investment in the Notes depends on the performance of the borrowers on their respective obligations under the corresponding borrower loans. There are a wide range of listings on our platform and we expect some borrowers to default on their loans. If you decide to invest through our platform and concentrate your investment in a single Note, your entire return will depend on the performance of a single borrower loan. For example, if you plan to purchase $200 of Notes, and choose to invest the entire $200 in a single Note instead of in ten $20 Notes corresponding to the borrower loans of four different borrowers, your entire $200 investment will depend on the performance of a single borrower loan. It may be desirable to diversify your portfolio in order to reduce the risk that you could lose your entire investment due to a single default, or a small number of defaults. However, diversification does not eliminate the risk that you may lose some, or all, of your investment in the Notes.

Our platform allows a borrower member to prepay a borrower loan at any time without penalty. Borrower loan prepayments will extinguish or limit your ability to receive additional interest payments on a Note.

Borrower loan prepayment occurs when a borrower decides to pay some or all of the principal amount on a borrower loan earlier than originally scheduled. Borrowers may decide to prepay all or a portion of the remaining principal amount at any time without penalty. In the event of a prepayment of the entire remaining unpaid principal amount of a borrower loan on which your Notes are dependent for payment, you will receive your share of such prepayment but further interest will not accrue after the date on which the payment is made. If a borrower prepays a portion of the remaining unpaid principal balance on a borrower loan on which your Notes are dependent for payment, the term of the borrower loan will not change, and the payments will be treated as an early payment with interest continuing to accrue on the prepaid portion. If a borrower prepays a borrower loan in full, you will not receive all of the interest payments that you originally expected to receive on Notes corresponding to that borrower loan. In addition, you may not be able to find a similar rate of return on another investment at the time at which the borrower loan is prepaid. Prepayments are subject to our servicing fee, even if the prepayment occurs immediately after issuance of your Note. See "Summary of Material Agreements—Indenture and Form of Notes." for more information.

Prevailing interest rates may change during the term of your Notes. If this occurs, you may receive less value from your purchase of the Note in comparison to other ways you may invest your money. Additionally, borrowers may prepay their borrower loans due to changes in interest rates, and you may not be able to redeploy the amounts you receive from prepayments in a way that offers you the return you expected to receive from the Notes.

The borrower loans on which the Notes are dependent for payment bear fixed, not floating, rates of interest. If prevailing interest rates increase, the interest rates on Notes you purchase might be less than the rate of return you could earn if you invested the purchase price in a different investment.

While you may still receive a return on your purchase price for the Notes through the receipt of amounts equal to the interest portion of a borrower's payments on the corresponding borrower loan, if prevailing interest rates exceed the rate of interest payable on the borrower loan, the payments you receive during the term of the Note may not reflect the full opportunity cost to you when you take into account factors such as the time value of money.

There is no prepayment penalty for borrower members who prepay their borrower loans. If prevailing interest rates on consumer loans decrease, borrowers may choose to prepay their borrower loans with money they borrow from other sources or other resources, and you may not receive the interest payments on your Note that you expect to receive or be able to find an alternative use of your money to realize a similar rate of return at the time at which the Note is prepaid.

The Notes will not be listed on any securities exchange, will not be transferable and can be held only by our lender members. You should be prepared to hold the Notes you purchase until they mature.

The Notes will not be listed on any securities exchange. It is CollectiveSun's long term goal to establish a note trading platform, however, there can be no assurance that a market for the Notes will develop, and, therefore, lender members must be prepared to hold their Notes to maturity. All Notes must be held by our lender members. The Notes will not be transferable.

You do not earn interest on funds held in your lender member account with CollectiveSun.

Your CollectiveSun funding account represents an interest in a pooled bank account that does not earn interest. See "About the Platform—Treatment of Lender Member Balances" for more information.

The U.S. federal income tax consequences of an investment in the Notes are uncertain.

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Notes as our debt instruments that have original issue discount ("OID") for U.S. federal income tax purposes. Where required, we intend to file information returns with the IRS in accordance with such treatment unless there is a change or clarification in the law, by regulation or otherwise, that would require a different characterization of the Notes. You should be aware, however, that the U.S. Internal Revenue Service ("IRS") is not bound by our characterization of the Notes and the IRS or a court may take a different position with respect to the Notes' proper characterization. For example, the IRS could determine that, in substance, each lender member owns a proportionate interest in the corresponding loan for U.S. federal income tax purposes or, for example, the IRS could instead treat the Notes as a different financial instrument (including an equity interest or a derivative financial instrument). Any different characterization could significantly affect the amount, timing, and character of income, gain or loss recognized in respect of a Note. For example, if the Notes are treated as our equity, (1) we would be subject to U.S. federal income tax on income, including interest, accrued on the corresponding loans but would not be entitled to deduct interest or OID on the Notes, and (2) payments on the Notes would be treated by the holder for U.S. federal income tax purposes as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends-received deduction) to the extent of our earnings and profits as computed for U.S. federal income tax purposes. A different characterization may significantly reduce the amount available to pay interest on the Notes. You are strongly advised to consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership, and disposition of the Notes (including any possible differing treatments of the Notes).

Our ability to pay principal and interest on a Note may be affected by our ability to match the timing of our income and deductions for U.S. federal income tax purposes.

You should be aware that our ability to pay principal and interest on a Note may be affected by our ability, for U.S. federal income tax purposes, to match the timing of income we receive from a corresponding loan that we hold and the timing of deductions that we may be entitled to in respect of payments made on the Notes that we issue. For example, if the Notes, but not the corresponding loans to the Notes, are treated as contingent payment debt instruments for U.S. federal income tax purposes, there could be a potential mismatch in the timing of our income and deductions for U.S. federal income tax purposes, which could affect our ability to make payments on the Notes.

We are highly dependent on the IRS accepting our use of the solar tax credits for our non-profit borrowers.

We have entered into a Letter of Intent and Non-disclosure Agreement with a local bank to provide the loan for our non-profits who wish to purchase solar for their buildings. In exchange, it is our expectation that since the non-profit will be unable to, the bank will be able to receive the tax credit allowed. Currently there is an allowed 30% tax credit for solar purchases. As the owner of the equipment, (See our "Business Plan – Non-Profit Services") the bank-owner that is leasing the equipment back to CollectiveSun would be entitled to the tax credit available. However, if the IRS were to disallow this credit for any reason, the bank may refuse to purchase any more solar equipment on the behalf of non-profits and thus, will effectively destroy this element of our business plan.

We expect that the local bank in which we have entered an NDA is may insist on using the Certificate of Deposit set up to secure the solar equipment as collateral in the event the IRS disallows the available tax credit.

A bank we currently have a letter of intent with, will be the owner of the solar equipment on the behalf of a non-profit organization. This is so the solar equipment purchased on the behalf of the non-profit may utilize any available tax credits on solar equipment that are otherwise unavailable to non-profits. The bank will then lease back the solar equipment to CollectiveSun who will provide a Power Purchase Agreement to the non-profit. However, if the non-profit ceasing using the solar equipment or paying on the note, then the bank will "take" the Certificate of Deposit set up to essentially secure the loan. They are currently insisting on using this security in the event that the IRS disallows the use of a tax credit for any reason.

The IRS may change the tax credits regarding solar which could dramatically harm our business.

The current tax credit for the purchase of solar equipment is up to 30% with no dollar amount limit. However, at any time, the IRS may elect to roll back this tax credit. A large appeal of solar is the availability of tax credits. Therefore, if the IRS were to roll back or eliminate the tax credit, our business could fail as interest in solar equipment purchasing could diminish.

Equipment failures could damage the value of the notes.

Most solar equipment has a warranty for about ten years. However, most of our notes our proposed to have terms of twelve years and thus, if equipment fails between years 10 and 12, the property owner may refuse to repair any issues thus hurting our business and our model. Furthermore, if a solar company that installs equipment is out of business before the end of the warranty period, we may be faced with issues of equipment not in use or not repaired on behalf of the property owner. The property owner then may refuse to continue paying on the note.

Risks Related to CollectiveSun, Our Platform and Our Ability to Service the Notes

We have incurred operating losses since our inception and we anticipate that we will continue to incur net losses through 2011.

Our failure to obtain sufficient debt and equity financings and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect CollectiveSun's ability to achieve its business objectives and continue as a going concern.

We have incurred operating losses since our inception and we anticipate that we will continue to incur net losses for a number of years as we grow our business. We have financed our operations, to date, with funding from the founders, friends and family. We are dependent upon raising additional capital or debt financing to fund our current operating plan. Our failure to obtain sufficient debt and equity financings and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objectives and continue as a going concern. Further, we can provide no assurances as to the availability or terms upon which the required financing and capital might be available.

You should rely only on statements made in this prospectus in determining whether to purchase Notes and not on any statements or information contained in articles or materials published elsewhere.

You should rely only on the information contained in this prospectus in making your investment decision. You should carefully evaluate all of the information in this prospectus, including the risks described in this section and throughout the prospectus.

We have a limited operating history. As an online company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

As the number of borrowers, lender members and borrower loans originated on our platform increases, we will need to increase our facilities, personnel and infrastructure in order to accommodate the greater servicing obligations and demands on our platform. Additionally, in the long term, following the date of this prospectus, we intend to establish a Note Trader platform on which the Notes may be sold by lender members who own the Notes to our other lender members. Although we cannot guarantee that a trading market will develop for the Notes, we expect that such addition to our platform may significantly increase the amount of borrower loan originations and sale activity on our platform. Our platform is dependent upon our website in order to maintain current listings and transactions in the Notes. We must constantly add new hardware and update our software and website, expand our customer support services, and add new employees to maintain the operations of our platform as well as to satisfy our servicing obligations on the borrower loans and the Notes. If we are unable to increase the capacity of our platform and maintain the necessary infrastructure, you may experience delays in receipt of payments on your Notes and periodic downtime of our systems.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

The consumer lending market is competitive and rapidly changing. With the introduction of new technologies and the influx of new entrants, we expect competition to persist and intensify in the future, which could harm our ability to increase volume on our platform.

Our principal competitors include major banking institutions, credit unions, credit card issuers and other consumer finance companies, as well as other peer-to-peer lending platforms, including Prosper, Lending Club and Virgin Money. Competition could result in reduced volumes, reduced fees or the failure of our peer-to-peer lending platform to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, in the future we may experience new competition from more established Internet companies, such as Facebook Inc., LinkedIn Inc., eBay Inc., Google Inc., or Yahoo! Inc., possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the peer-to-peer lending business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. Our industry is driven by constant innovation. If we are unable to compete with such companies and meet the need for innovation, the use of our platform could stagnate or substantially decline.

If we fail to promote and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

We believe that developing and maintaining awareness of the CollectiveSun brand in a cost-effective manner is critical to achieving widespread acceptance of peer-to-peer lending through CollectiveSun and attracting new borrower and lender members. Furthermore, we believe that the importance of brand recognition will increase as competition in the peer-to-peer lending industry increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and the member experience on our platform. Historically, our efforts to build our brand have involved significant expense, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These brand promotion activities may not yield increased revenues and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may lose our existing members to our competitors or be unable to attract new members, which would cause our revenue to decrease and may impair our ability to maintain our platform.

If we are unable to increase transaction volumes, our business and results of operations will be affected adversely.

To succeed, we must increase transaction volumes on our platform by attracting a large number of borrowers and lender members in a cost-effective manner, many of whom have not previously participated in peer-to-peer lending. If we are not able to attract qualified borrowers and sufficient lender members purchase commitments, we will not be able to increase our transaction volumes. Additionally, we rely on a variety of methods to drive traffic to our website. If we are unable to use any of our current or future marketing initiatives or the cost of these initiatives were to significantly increase, we may not be able to attract new borrowers and lender members in a cost-effective manner and, as a result, our revenue and results of operations would be affected adversely, which may impair our ability to maintain our platform.

We are subject to extensive federal, state and local regulation. There can be no guarantee that we will be able to continue our servicing obligations.

We are subject to extensive federal, state and local regulation, including compliance with federal and state securities laws, non-compliance with which may expose us to adverse consequences. Additionally, new laws and regulations could be enacted that could have a negative impact on our ability to service the Notes, provide a trading market for the Notes, or maintain our platform. We could suffer adverse consequences if we were to fail to comply, even inadvertently, with these laws and regulations.

Additionally, we looking to be licensed as a finance lender under the California Finance Lender Law and will be regulated and examined by the California Department of Corporations. We intend to hold similar lending licenses or authorizations in other states, which would also supervise and examine our activities. If we do not comply with applicable laws, we could lose one or more of our licenses or authorizations, which may have an adverse effect on our ability to continue to perform our servicing obligations or to maintain our platform. See "Government Regulation—Regulation and Consumer Protection Laws" for more information.

The Federal Fair Debt Collection Practices Act and similar state debt collection laws regulate debt collection practices by "debt collectors" and prohibit debt collectors from engaging in certain practices in collecting, and attempting to collect, outstanding consumer loans. For example, debt collectors are prohibited from contacting debtors at unreasonable times, revealing or discussing the nature of the debt with third parties, making false representations in association with efforts to collect the debt, seeking collection fees or other charges not permitted under contract or by state law, making threats of arrest or legal action without actual intention of action on the threat, and using abusive or profane language in the course of collection of the debt. While

CollectiveSun obligates its collection agencies to comply with applicable law in collecting borrower loans, it is possible that improper collection practices may occur which could adversely impact the collectibility of particular borrower loans originated through our platform.

Our arrangements for back-up servicing are limited. If we fail to maintain operations, you will experience a delay and increased cost in respect of your expected principal and interest payments on your Notes, and we may be unable to collect and process repayments from borrowers.

If we are unable to generate sufficient revenues from the fees we receive from borrowers and lender members as a result of the borrower loans originated, the Notes issued on our platform, and our ability to maintain operations may be adversely affected. If we were to fail or become insolvent, there would be no trading market for your Notes, and we would attempt to transfer our servicing obligations on the borrower loans and Notes to a third party pursuant to our contractual agreements with lender members. We plan to enter into a back-up servicing agreement with a loan servicing company who is willing and able to transition servicing responsibilities in the event we can no longer do so. If our platform fails or we became insolvent, we would attempt to transfer our loan servicing obligations to this third party back-up servicer. There can be no assurance that this back-up servicer will be able to adequately perform the servicing of the outstanding borrower loans. If this back-up servicer assumes the servicing of the borrower loans, the back-up servicer may impose additional servicing fees, reducing the amounts available for payments on the Notes. Additionally, transferring these servicing obligations to our back-up servicer may result in delays in the processing and recovery of information with respect to amounts owed on the borrower loans or, if our platform becomes inoperable, may prevent us from servicing the borrower loans and making principal and interest payments on the Notes. If our back-up servicer is not able to service the borrower loans effectively, your ability to receive principal and interest payments on your Notes may be substantially impaired.

We do not have patent protection for all of our proprietary technology. It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

Our ability to maintain our platform and perform our servicing obligations depends, in part, upon our proprietary technology. We may apply for a patent covering various aspects of the operation of our platform; however, there can be no assurance that it will be granted, or if a patent were issued, that a third party may not be successful in challenging it. Additionally, we may not protect our proprietary technology effectively, which would allow competitors to duplicate our products and adversely affect our ability to compete with them. A third party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. In addition, our platform may infringe upon claims of third-party patents and we may face intellectual property challenges from such other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes. Furthermore, our technology may become obsolete, and there is no guarantee that we will be able to successfully develop, obtain or use new technologies to adapt our platform to compete with other peer-to-peer lending platforms, should they develop. If we cannot protect the proprietary technology embodied in and used by our platform from intellectual property challenges, or if our platform becomes obsolete, our ability to maintain our platform and our ability to perform our servicing obligations on the borrower loans and Notes could be adversely affected.

We rely on a third-party commercial services to process transactions. If we are unable to continue utilizing these services, our business and ability to service the Notes may be adversely affected.

Because we are not a bank, we cannot belong to and directly access the Automated Clearing House (ACH) payment network. As a result, we currently rely on a 3rd party to process our transactions. If we cannot continue to obtain such services from this institution or elsewhere, or if we cannot transition to another processor quickly, our ability to process payments will suffer and your ability to receive principal and interest payments on the Notes will be delayed or impaired.

If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and payments on the Notes may be limited, suspended or stopped. Although CollectiveSun intends to grant the indenture trustee a security interest in its right to receive payment under the corresponding borrower loans, the Notes themselves are unsecured and holders of the Notes do not directly have a security interest in the corresponding borrower loans or the proceeds of those corresponding borrower loans. The recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the principal and interest due and to become due on the Note.

If we were to become subject to a bankruptcy or similar proceeding, the recovery, if any, of a holder of a Note may be substantially delayed in time and may be substantially less in amount than the principal and interest due and to become due on the Note. Although CollectiveSun will grant the indenture trustee a security interest in CollectiveSun's right to payment under, and all proceeds received by CollectiveSun on, the corresponding borrower loans and in the bank account in which the borrower loan payments are deposited, the holders of the Notes will still be subject to the following risks associated with CollectiveSun's insolvency, bankruptcy or a similar proceeding.

A bankruptcy or similar proceeding of CollectiveSun may cause delays in borrower payments. Borrowers may delay payments to CollectiveSun on account of borrower loans because of the uncertainties occasioned by a bankruptcy or similar proceeding of CollectiveSun, even if the borrowers have no legal right to do so, and such delay would reduce, at least for a time, the funds that might otherwise be available to pay the Notes corresponding to those borrower loans. In addition, the commencement of the bankruptcy or similar proceeding may, as a matter of law, prevent CollectiveSun from making regular payments on the Notes, even if the funds to make such payments are available. Because the indenture trustee would be required to enforce its security interest in CollectiveSun's right to payment under the borrower loans in a bankruptcy or similar proceeding of CollectiveSun, the trustee's ability to make payments under the Notes would be delayed, which may effectively reduce the value of any recovery that a holder of a Note may receive (and no such recovery can be assured) by the time any recovery is available.

Interest accruing upon and following a bankruptcy or similar proceeding of CollectiveSun may not be paid. In bankruptcy or similar proceeding of CollectiveSun, interest accruing on the Notes during the proceeding may not be part of the allowed claim of a holder of a Note. If the holder of a Note receives a recovery on the Note (and no such recovery can be assured), any such recovery may be based on, and limited to, the claim of the holder of the Note for principal and for interest accrued up to the date of the bankruptcy or similar proceeding, but not thereafter. Because a bankruptcy or similar proceeding may take months or years to complete, a claim based on principal and on interest only up to the start of the bankruptcy or similar proceeding may be substantially less than a claim based on principal and on interest through the end of the bankruptcy or similar proceeding.

In a bankruptcy or similar proceeding of CollectiveSun, there may be uncertainty regarding whether a holder of a Note has any priority right to payment from the corresponding borrower loan. If we or the indenture trustee fail to perfect the security interest properly, you may be required to share the proceeds of the borrower loan upon which your Note is dependent for payment with CollectiveSun's other creditors. In addition, if proceeds from the corresponding borrower loan are either held by CollectiveSun in the clearing account at the time of the bankruptcy or similar proceeding of CollectiveSun, or not yet received by CollectiveSun from borrowers at the time of the commencement of the bankruptcy or similar proceeding, such proceeds may be at greater risk than those proceeds that are already held by CollectiveSun in the funding account at the time of the bankruptcy or similar proceeding. To the extent that proceeds of the corresponding borrower loan would be shared with other creditors of CollectiveSun, any secured or priority rights of such other creditors may cause the proceeds to be distributed to such other creditors before any distribution is made to you on your Note.

In a bankruptcy or similar proceeding of CollectiveSun, there may be uncertainty regarding the rights of a holder of a Note, if any, to payment from funds in the master servicing account. If a payment is made on a borrower loan corresponding to a Note before a bankruptcy or similar proceeding of CollectiveSun is commenced, and those funds are held in the master servicing account and have not been used by CollectiveSun to make payments on the Note as of the date the bankruptcy or similar proceeding is commenced, there can be no assurance that CollectiveSun will or will be able to use such funds to make payments on the Note. Other creditors of CollectiveSun may be deemed to have rights to such funds that are equal to or greater than the rights of the holder of the Note. See "About the Platform—Loan Servicing and Collections" for more information.

In a bankruptcy or similar proceeding of CollectiveSun, there may be uncertainty regarding the rights of a holder of a Note, if any, to access funds in the funding account. We are in the process of setting up a funding account "for the benefit of" our lender members. This so-called "FBO account" is a pooled account titled in our name "for the benefit of" our lender members. Although we believe that amounts funded by our lender members into the eventual FBO account should not be subject to claims of creditors of CollectiveSun other than the lender members for whose benefit the funds are held, the legal title to the FBO account, and the attendant right to administer the FBO account would be property of CollectiveSun's bankruptcy estate. As a result, if CollectiveSun were to file for bankruptcy protection, the legal right to administer the funds in the FBO account would vest with the bankruptcy trustee or debtor in possession. In that case, while neither CollectiveSun nor its creditors should be able to reach those funds, the indenture trustee or the lender members may have to seek a bankruptcy court order lifting the automatic stay and permitting them to withdraw their funds. Lender members may suffer delays in accessing their funds in the FBO account as a result. Moreover, United States Bankruptcy Courts have broad powers and, if CollectiveSun has failed to properly segregate or handle lender members' funds, a bankruptcy court could determine that some or all of such funds were beneficially owned by CollectiveSun and therefore that they became available to the creditors of CollectiveSun generally. See "About the Platform—Loan Servicing and Collections" for more information.

In a bankruptcy or similar proceeding of CollectiveSun, the holder of a Note may be delayed or prevented from enforcing CollectiveSun's repurchase obligations. In a bankruptcy or similar proceeding of CollectiveSun, any right of a holder of a Note to require CollectiveSun to repurchase the Note under the circumstances set forth in the lender registration agreement may not be specifically enforced, and such holder's claim for such repurchase may be treated less favorably than a general unsecured obligation of CollectiveSun.

In a bankruptcy or similar proceeding of CollectiveSun, (1) the implementation of back-up servicing arrangements may be delayed or prevented, and (2) our ability to transfer servicing obligations to a back-up servicer may be limited and subject to the approval of the bankruptcy court or other presiding authority. The bankruptcy process may delay or prevent the implementation of back-up servicing, which may impair the collection of borrower loans to the detriment of the holders of the Notes.

If the security of our lender members' and borrowers' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen, our reputation may be harmed, and we may be exposed to liability.

Our platform stores our lender members' and borrowers' bank information and other personally-identifiable sensitive data. Any accidental or willful security breaches or other unauthorized access could cause your secure information to be stolen and used for criminal purposes. Security breaches or unauthorized access to secure information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party or disaffected employee obtains unauthorized access to any of our lender members' or borrowers' data, our relationships with our members will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our members to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose members.

Any significant disruption in service on our website or in our computer systems could reduce the attractiveness of our platform and result in a loss of members.

Our ability to perform our servicing obligations could be materially and adversely affected by events outside of our control. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, level of customer service, reputation and ability to attract new members and retain existing members. Our system hardware is hosted in a hosting facility located in Orlando, Florida, owned and operated by HostDime.com, Inc. Our operations depend on HostDime.com/ Inc's ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with HostDime.com, Inc. is terminated, or there is a lapse of service or damage to HostDime.com, Inc's facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of HostDime.com, Inc. or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our members and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage at the HostDime.com, Inc. facility. These factors could prevent us from processing or posting payments on the borrower loans or the Notes, damage our brand and reputation, divert our employees' attention, reduce our revenue, subject us to liability and cause members to abandon our platform, any of which could adversely affect our business, financial condition and results of operations.

Our ability to service the borrower loans and Notes may be adversely affected by computer viruses, physical or electronic break-ins and similar disruptions.

Our platform may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. If a "hacker" were able to infiltrate our platform, you would be subject to the increased risk of fraud or borrower identity theft and may experience losses on, or delays in the recoupment of amounts owed on, a fraudulently induced purchase of a Note. Additionally, if a hacker were able to access our secure files, he or she might be able to gain access to your personal information. While we have taken steps to prevent such activity from affecting our platform, if we are unable to prevent such activity, the value of your investment in the Notes and our ability to fulfill our servicing obligations and to maintain our platform would be adversely affected.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled technical and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve borrowers and lender members could diminish, resulting in a material adverse effect on our business.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of our Manager. In particular, Lee Barken, our sole Manager, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Mr. Barken and the process to replace any of our key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Our growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

Our growth in headcount and operations since our inception has placed, and will continue to place, to the extent that we are able to sustain such growth, a significant strain on our management and our administrative, operational and financial reporting infrastructure.

Our success will depend in part on the ability of our senior management to manage the growth we achieve effectively. To do so, we must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems. The addition of new employees and the system development that we anticipate will be necessary to manage our growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

Purchasers of Notes will have no control over CollectiveSun and will not be able to influence CollectiveSun corporate matters.

We are not offering any equity in this offering. Lender members who purchase Notes offered through our platform will have no equity interest in CollectiveSun and no ability to vote on or influence our corporate decisions. As a result, our stockholders will continue to exercise 100% voting control over all of our corporate matters, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets.

Neither the Notes nor the indenture restrict our ability to incur additional indebtedness. Any additional debt we incur may increase our risk of bankruptcy, which could impair your ability to receive the principal and interest payments you expect to receive on your Notes.

If we incur additional debt after the Notes are issued, it may adversely affect our creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of CollectiveSun. As discussed above, the financial distress, insolvency or bankruptcy of CollectiveSun could impair your ability to receive the principal and interest payments you expect to receive on your Notes.

Risks Relating to Compliance and Regulation

Our platform is a novel approach to borrowing that may fail to comply with borrower protection laws such as state lending laws, or federal and state consumer protection laws such as the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act and the Fair Debt Collection Practices Act and their state counterparts. Borrowers may make counterclaims regarding the enforceability of their obligations after collection actions have commenced, or otherwise seek damages under these laws. Compliance with such regimes is also costly and burdensome.

Our platform operates a novel program that must comply with regulatory regimes applicable to consumer credit transactions. The novelty of our platform means compliance with various aspects of such laws is untested. Certain state laws generally regulate interest rates and other charges and require certain disclosures, and require licensing for certain activities. In addition, other state laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the borrower loans. Our platform is also subject to other federal and state laws, such as:

· the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms of their borrower loans;

· the Federal Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit;

· the Federal Fair Credit Reporting Act, which regulates the use and reporting of information related to each borrower member's credit history; and

· the Federal Fair Debt Collection Practices Act and similar state debt collection laws, which regulate debt collection practices by "debt collectors" and prohibit debt collectors from engaging in certain practices in collecting, and attempting to collect, outstanding consumer loans.

We may not always have been, and may not always be, in compliance with these laws. Compliance with these requirements is also costly, time-consuming and limits our operational flexibility. See "Government Regulation—Regulation of Consumer Protection Laws" for more information.

Noncompliance with laws and regulations may impair our ability to facilitate the origination of or service borrower loans.

Generally, failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our, or a collection agency's, ability to collect all or part of the principal amount of or interest on the borrower loans on which the Notes are dependent for payment. In addition, our non-compliance could subject us to damages, revocation of required licenses or other authorities, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business and ability to maintain our platform and may result in borrowers rescinding their borrower loans.

Where applicable, we seek to comply with state lending, servicing and similar statutes. In all U.S. jurisdictions with licensing or other requirements we believe may be applicable to the platform, we have obtained any necessary licenses or comply with the relevant requirements. Nevertheless, if we are found to not comply with applicable laws, we could lose one or more of our licenses or authorizations or face other sanctions, which may have an adverse effect on our ability to continue to facilitate the origination of borrower loans through our platform, perform our servicing obligations or make our platform available to borrowers in particular states, which may impair your ability to receive the payments of principal and interest on your Notes that you expect to receive. See "Government Regulation—Regulation of Consumer Protection Laws—State and Federal Laws and Regulations" for more information.

As Internet commerce develops, federal and state governments may draft and propose new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to peer-to-peer lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those costs to our members in the form of increased fees. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of consumer lending, which would adversely affect the viability of our platform.

Our legal compliance burdens and costs will significantly increase as a result of operating as a public company following the date of this prospectus. Our management will be required to devote substantial time to compliance matters.

After the date of this prospectus, we will become an SEC reporting company and will incur significant legal, accounting and other expenses that we did not incur previously. Our management and other personnel will need to devote a substantial amount of time to SEC reporting compliance requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more expensive for us to obtain director and officer liability insurance coverage and more difficult for us to attract and retain qualified persons to serve as directors or executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2010, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. In order to comply with Section 404, we may incur substantial accounting expense, expend significant management time on compliance-related issues, and hire additional accounting and financial staff with appropriate experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

If we are required to register under the Investment Company Act, our ability to conduct our business could be materially adversely affected.

The Investment Company Act of 1940, or the "Investment Company Act," contains substantive legal requirements that regulate the manner in which "investment companies" are permitted to conduct their business activities. We believe we have conducted, and we intend to continue to conduct, our business in a manner that does not result in our company being characterized as an investment company. If, however, we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would materially adversely affect our business, financial condition and results of operations. If we were deemed to be an investment company, we may also attempt to seek exemptive relief from the SEC, which could impose significant costs and delays on our business.

Events beyond our control may damage our ability to maintain adequate records, maintain our platform or perform our servicing obligations. If such events result in a system failure, your ability to receive principal and interest payments on the Notes would be substantially harmed.

If a catastrophic event resulted in our platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. Such events include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses and telecommunications failures If our electronic data storage and back-up data storage system are affected by such events, we cannot guarantee that you would be able to recoup your investment in the Notes.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

Overview

CollectiveSun proposes to be an operator of a peer-to-peer lending platform for renewable energy funding. We have not yet opened our operations to the public and are currently developing our website and our plan. We just commenced our operations. The platform is described in more detail in this prospectus under the caption "About the Platform." Our platform proposes to provide a number of benefits to our borrowers. We believe the key features of the CollectiveSun experience will be the following:

- better interest rates than those available from traditional banks;
- 24-hour online availability to initiate a loan listing;
- convenient, electronic payment processing; and
- amortizing, fixed rate loans, which represent a more responsible way for consumers to borrow than leases or revolving credit facilities.

Business Strengths

We believe that the following business strengths differentiate us from competitors and are key to our success:

- Open access. We allow individuals with a wide range of credit characteristics to apply for loans, and enable them to leverage their social capital and receive loans through commitments from the lender community at large.
- Transparency and data availability. By making all site transactions visible to our customers and available electronically for analysis, we allow our customers to better understand our marketplace and make better decisions about their activity.

Corporate History

We were organized in the State of California in July 2011, and our principal executive offices are located at 4685 Convoy Street, #210-3, San Diego, CA 92111. CollectiveSun's telephone number is 888-980-2786. CollectiveSun's website address is www.collectivesun.com. The information contained on our website is not incorporated by reference into this prospectus.

Plan of Operations

We currently do not have any operations other than a.) preliminary development of our platform and website; b.) organization of the company and this Offering; and c.) development of our business plan. We plan to provide a peer-to-peer online lending platform that enables its borrower members to borrow money and its lender members to purchase Notes issued by CollectiveSun, the proceeds of which facilitate the funding of specific loans made to borrowers. Borrowers will borrow funds to make "green" improvements on their homes. We anticipate such green improvements will be solar panels, specifically. We hope that our platform will enable our borrower members to request and obtain personal, unsecured loans by posting anonymous "listings" on the platform indicating the principal amount of the desired loan. It is our plan that CollectiveSun borrower members' credit score range, debt-to-income ratios and other credit data will be displayed with their listings and will be available for viewing by lender members on an anonymous basis. It is our plan that our Lender members will be able to access our platform and "bid" the amount they are willing to commit to the purchase of a Note that is dependent for payment on the corresponding borrower loan subject to a yield percentage determined by CollectiveSun and assigned to each listing. By making a bid on a listing, a lender member is committing to purchase from CollectiveSun a Note in the principal amount of the lender's winning bid. The lender members who purchase the Notes will designate that the sale proceeds be applied to facilitate the funding of a corresponding borrower loan listed on our platform. Loans originated to borrower members are made by CollectiveSun.

We also plan on deploying a plan whereby non-profit organizations may place solar paneling and other green improvement projects on their real estate and buildings. However, since non-profit organizations will be unable to take care of tax advantages offered to users and buyers of solar energy equipment, CollectiveSun will provide a Service Power Purchase Agreement ("PPA") instead of a promissory note. Thereby, CollectiveSun will be the borrower and will collect on the PPA on which the promissory note will be secured.

Currently it is planned that all future loans requested and obtained by CollectiveSun borrower members through our platform will be unsecured obligations of individual borrower members with a fixed interest rate and a loan term currently set at twelve years, although CollectiveSun anticipates in the near future extending available loan terms to between ten years to fifteen years. In limited instances, we plan to verify the income, employment, occupation or other information provided by CollectiveSun borrower members in listings. This verification will normally take place after the listing has already been created and bidding is substantially completed ended and therefore the results of our verification will not be reflected in the listings.

It is our plan to charge borrowers an agency transaction fee equal to at a specified amount (currently planned at $495), payable from the borrower's loan proceeds at the time of funding of the borrower loan. We also intend on receiving servicing fees at a rate of $4.95, collected from the pool of lender members based on a pro rata share of the interest in the note. The servicing fee percentage is subject to change from time to time, is disclosed in all borrower listings and is posted in the Fees and Charges section of the CollectiveSun website, but will not change during the course of the loan.

We organized in California in July 2011. We have a limited operating history and have incurred net losses of $2,500 since our inception. Over time, we expect that the number of borrowers and lender members and the volume of borrower loans originated through our platform will increase. We currently do not have any borrowers or lenders and our website platform is in the developmental stages. Once we are able to accept new commitments from our lender members on our platform, we plan to generate revenue from borrower transaction fees and non-sufficient funds fees and lender members' servicing fees. We currently have no revenues.

Our operating plan calls for a continuation of the current strategy of increasing transaction volume to increase revenue until we reach profitability and become cash-flow positive, which we do not expect to occur before 2013.

About the Platform

We intend for our platform to operate as an online marketplace that permits our lender members to bid on listings and purchase from CollectiveSun Notes that are dependent for payment on payments we receive on the corresponding borrower loans described in the listings. We plan for all listings on our platform to be posted by individual consumer members of CollectiveSun requesting individual consumer loans, which we refer to as "borrower listings" or "listings" and "borrower loans," respectively. We refer to CollectiveSun's individual borrower members as "borrowers."

We plan to implement standards so that each listing sets forth the desired loan amount, offered interest rate, corresponding yield percentage and certain credit information from the borrower's credit report, as well as the borrower's self-reported annual income range, occupation and employment status. Apart from the credit score range and information obtained from a credit report such as number of accounts delinquent, public records, and other such borrower credit information, none of the information regarding the borrower's identity, income, financial status, or self-reported credit history will be verified by CollectiveSun. Such information will be self-reported and should not be relied on by lender members in making investment decisions. Borrower listings may include photos and the borrower's narrative description of why the loan is being requested, and of the borrower's financial situation. Borrowers are identified by a CollectiveSun screen name but are not able to disclose in listings their identity or contact information to lenders. Listings are displayed publicly on our platform, although certain information may only viewable by registered lender members.

The Notes

Our lender members will have the opportunity to buy Borrower Payment Dependent Notes issued by CollectiveSun, which are dependent for payment on payments we receive on the corresponding borrower loan.

We hope that Lender members will be able to access our platform and, by bidding, make purchase commitments for Notes that are dependent for payment on payments we receive on the corresponding borrower loan for that series. By making a bid on a listing, a lender member is committing to purchase from CollectiveSun a Note in the principal amount of the lender's bid. The lender members who purchase the Notes will designate that the sale proceeds be applied to facilitate the funding of the corresponding borrower loan listed on our platform. The Notes will be special, limited obligations of CollectiveSun only and not obligations of any borrower.

The Notes herein offered will be unsecured and holders of the Notes do not have a security interest in the corresponding borrower loans or the proceeds of those corresponding borrower loans. If CollectiveSun were to become subject to a bankruptcy or similar proceeding, the holder of a Note would generally have an unsecured claim against CollectiveSun that may or may not be limited in recovery to such borrower payments. To limit the risk of CollectiveSun's insolvency, CollectiveSun will grant the trustee under the indenture for the Notes, referred to as the "indenture trustee," a security interest in CollectiveSun's right to payment under, and all proceeds received by CollectiveSun on, the corresponding borrower loans and in the bank account in which the borrower loan payments are deposited. The indenture trustee may exercise its legal rights to the collateral only if an event of default has occurred under the indenture, which would include CollectiveSun becoming subject to a bankruptcy or similar proceeding. See "Risk Factors—Risks Related to CollectiveSun, Our Platform and Our Ability to Service the Notes."

CollectiveSun plans to pay principal and interest on each series of Notes in an amount equal to each such Note's pro rata portion of the principal and interest payments, if any, CollectiveSun receives on the corresponding borrower loan, net of CollectiveSun's servicing fee of $4.95 per month, paid on a pro-rata basis by the cumulative series of notes for any particular corresponding borrower loan. The servicing fee rate may be changed from time to time for any new notes. CollectiveSun plans to pay lender members any other amounts CollectiveSun receives on each corresponding borrower loan, including late fees and prepayments, subject to the servicing fee, except that CollectiveSun will not pay to lender members any non-sufficient funds fees for failed borrower payments or collection fees we or a third-party collection agency charge.

Under the lender member registration agreement, in the event of a material default under a series of Notes due to verifiable identity theft of the named borrower's identity, CollectiveSun will repurchase the Notes from the lender members. In the event we breach any of our other representations and warranties in the lender registration agreement pertaining to the Notes, and such breach materially and adversely affects a series of Notes, we will either indemnify the lender members, repurchase that series of Notes or cure the breach.

Borrower Loans

It is our hopes that our platform will allow our borrower members to request loans by posting listings on the platform indicating a requested loan amount and subject to an interest rate set by CollectiveSun. All borrower loans will be unsecured obligations of individual borrower members with a fixed interest rate and a loan term currently set at twelve years, which may be changed in the future to between ten and fifteen years. All borrower loans will have specified minimum and maximum principal amounts (expected to be between $5,000 to $50,000). Lender members may access our platform and bid by indicating total number of dollars that they are willing to commit. If at the end of the bidding period the listing receives bids totaling the loan amount requested by the borrower member, a loan will be made to the borrower at the interest rate in the listing.

All borrower loans will be funded by CollectiveSun. For all borrower loans, CollectiveSun verifies the borrower member's identity against data from consumer reporting agencies and other identity and anti-fraud verification databases. Borrower listings are posted without our obtaining any documentation of the borrower's ability to afford the loan. In limited instances, we verify the income, employment, occupation or other information provided by CollectiveSun borrower members in listings. This verification is normally done after the listing has been created and bidding is substantially complete, but before the loan is funded, and therefore the results of our verification are not reflected in the borrower listings.

Borrower loans will be serviced by CollectiveSun. CollectiveSun, at its discretion, may refer borrower loans that become more than 30 days past-due to a third party collection agency for collection proceedings.

It is expected that loans requested will be used specifically for "green home improvements," and more specifically, the installation of solar panels on an individual's residence.

The following diagram illustrates the basic structure of our platform for a single series of Notes. This graphic does not demonstrate many details of our platform, including the effect of prepayments, late payments, late fees or collection fees. See "About the Platform" for more information.

NON-PROFIT SERVICES

CollectiveSun intends on providing power and equipment to select non-profit organizations. The intent is that non-profi ts may be able to take advantage of installing solar equipment on their buildings and real estate. It is expected that usual donors to such non-profits may be interested in financing a promissory note that would benefit their select non-profit organization. However, a non-profit organization will not purchase and own the equipment as the non-profit will be unable to take advantage of significant tax advantages due to their non-profit status. Thus, CollectiveSun will enter into the note agreement and then enter into a Power Purchase Agreement and lease agreement with the beneficiary non-profit organization. In order to insure some security for the lender, CollectiveSun will sell the solar asset to a financing entity such as a bank that will leaseback the asset to CollectiveSun.. The proceeds from the sale of the solar asset will be placed in a certificate of deposit to insure payment on the promissory note. The Non-profit entity beneficiary of the solar asset will make a monthly payment to CollectiveSun under a Power Purchase Agreement. CollectiveSun, in turn, will make payments to the Lender Member.


LENDER MEMBER
LENDER MEMBER
LENDER MEMBER
LENDER MEMBER
LENDER MEMBER
Purchase price of notes, designated to facilitate funding of a selected borrower loan
Notes, providing for payments equal to monthly payments received from borrower, net of servicing fee
Collective Sun
Loan Proceeds
Corresponding borrower loan promissory note
Monthly payment of principal and interest on corresponding borrower loan
BORROWER MEMBER


LENDER MEMBER
LENDER MEMBER
LENDER MEMBER
LENDER MEMBER
LENDER MEMBER
Purchase price of Borrower Payment Dependent Note
Borrower Payment Dependent Note, providing for annual payments providing a fixed investor rate of return, net of servicing fee
CollectiveSun
Monthly payment based on PPA service agreement (with buyout option)
CERTIFICATE OF DEPOSIT (CD)
Lease Payments
Layered CD Returns
CD Proceeds
NON-PROFIT ENTITY
FINANCING ENTITY
Purchase of Renewable Energy Asset from Solar Installer

As of the date of this, we are currently under a letter of intent with a local bank to be the FINANCING ENTITY in these types of transactions. Currently, the bank has under taken a pilot program with a non-profit organization to try the program for its efficacy. There are multiple concerns about the ability to use the available tax credits (the purpose of this setup), the non-profit's willingness and ability to pay, and the continued viability of the program.

ABOUT THE PLATFORM

Overview

We are proposing that our platform will enable our borrower members to borrow money and our lender members to purchase Notes issued by CollectiveSun, the proceeds of which facilitate the funding of specific loans made to borrowers.

Online peer-to-peer lending is a new approach to consumer finance. Peer-to-peer lending uses an Internet-based network to connect borrower and lender members. We hope that our platform will generally provides transactional services for the online network, including screening borrowers for borrowing eligibility and facilitating payments. We hope that our platform will allow borrower members and lender members to connect with each other using a combination of financial and social criteria. Online peer-to-peer lending also entails significantly lower operating costs compared to traditional banking and commercial finance institutions because there are no physical branches and related infrastructure.

Key drivers of peer-to-peer lending include the following:

- the possibility of lower interest rates for borrower members;
- the possibility of attractive interest rates and yield percentages for lender members;
- the possibility for lender members and borrower members to help each other by participating in our platform to their mutual benefit;
- tightening consumer credit markets, particularly among traditional banking institutions; and
- growing acceptance of the Internet as an efficient and convenient forum for consumer transactions.

How we Propose the Platform will Operate

Our platform is will be an online marketplace that permits our lender members to bid on listings and purchase from CollectiveSun Notes that are dependent for payment on payments we receive on the corresponding borrower loans described in the listing. We currently do not have a website and we do not have any borrowers or lenders. All listings on our platform will be posted by individual consumer members of CollectiveSun or non-profit organization members requesting loans for the purposes of green building improvements on their homes or commercial business, which we refer to as "borrower listings" or "listings" and "borrower loans," respectively. We refer to the persons obligated to make payments under the borrower loans as "borrowers" or "borrower members."

Our platform will only operate online and will be available to CollectiveSun borrower members, lender members in California to start and will be subject to state suitability requirements. We hope that, once developed, our registration, processing and payment systems will be automated and electronic. We have no physical branches, no deposit-taking and interest payment activities and extremely limited loan underwriting activities. Our website will provide detailed information about our platform, including detailed fee information, the full text of our member legal agreements and help pages. In addition to the customer support materials available on our website, we make additional customer support available to members by email and phone. Our customer support team is currently located at our headquarters in San Diego, California.

We plan to attract lender members and borrowers to our website, www.collectivesun.com, through a variety of sources. We plan to drive traffic through referrals from other parties (which include online communities, social networks and marketers), through search engine results and through online and offline advertising.

We plan to generate revenue by charging lender members ongoing servicing fees on the Notes they have purchased, and from transaction fees paid by borrower members on borrower loans. We currently have no revenues as we are currently not conducting the proposed business and are currently developing our website.

Platform Participants, Registration Requirements and Minimum Credit Criteria

When we are ready to deploy our website, all platform participants must register with CollectiveSun and agree to our platform rules and terms of use, including consent to receipt of disclosures electronically. At the time of registration, individuals or authorized institutional agents must provide their name, address and an email address. After responding to an email verification, registrants must agree to the terms and conditions (including the applicable registration agreement) for the specific role for which they are registering.

Borrower Members

A borrower member may be any natural person at least 18 years of age who is a U.S. resident in a state where loans through the platform are available, with a bank account and a social security number or a duly organized or incorporate non-profit corporation that is seeking to make green improvements (specifically, solar panel installations) on their home or place of business. After passing CollectiveSun's anti-fraud and identity verification process, borrower members can request unsecured borrower loans at interest rates which are determined by us. We allow borrower members to post listings on our platform regardless of their income, although we reserve the right to restrict access to our platform by setting minimum credit or other guidelines for borrower members.

When a borrower member requests a borrower loan, we evaluate whether the borrower meets the underwriting criteria we established. The underwriting criteria apply for all borrower loans originated through our platform. The underwriting criteria requires that borrowers have a minimum credit score of a specified threshold amount (currently 620), and no prior charge-offs on borrower loans originated through our platform. In addition, CollectiveSun has established a methodology that sets an interest rate for a particular loan listing. In connection with our identity and anti-fraud verification of borrower members, we verify the deposit account into which the loan proceeds will be deposited, to determine that the borrower member is a holder of record of the account. Even if a listing receives bids in the total amount requested, CollectiveSun will cancel the listing without funding the requested borrower loan if we are unable to verify the borrower member's account. While we attempt to authenticate each platform participant's identity, our fraud checks could fail to detect identity theft, fraud and inaccuracies. See "Risk Factors—Risks Related to Borrower Default" for more information.

Borrower members may have up to two borrower loans outstanding at any one time, provided that the aggregate outstanding principal balance of both borrower loans does not exceed the then-current maximum allowable loan amount for borrower loans (currently $50,000). Currently, to be eligible to obtain a second borrower loan while an existing loan is outstanding:

- Borrower members must be current on their existing borrower loan, and must not have been more than fifteen days past due in making their most recent monthly borrower loan payments for a specified number of months (between six and twelve, depending on the borrower's credit score range);
- Borrower members may not post a listing for a second borrower loan within six to twelve months (depending on the borrower's credit score range) following the date of origination of their existing borrower loan; and

Our underwriting requirements for borrower loans, including eligibility requirements for second loans, are subject to change from time to time.

Lender Members

Our lender members are individuals and institutions that have the opportunity to buy our Notes. Lender members must register on our website. During lender registration, potential lender members must agree to a credit profile authorization statement for identification purposes, a tax withholding statement and the terms and conditions of our website. Lender members must also enter into a lender registration agreement with us, which agreement governs all sales of our Notes to the lender members. Lender members are not required to give credit information to the same extent as borrower members. Individual lender members must be natural persons at least 18 years of age and a U.S. resident, must provide their social security number and may provide their state driver's license or state identification card number. Institutions must provide their taxpayer identification numbers to us. At the time a lender member registers with CollectiveSun, the lender member must agree to the rules, limitations, processes and procedures established by CollectiveSun for originating, servicing and collecting borrower loans, and for purchasing Notes from CollectiveSun through our platform. In addition, the lender member must satisfy the minimum financial suitability standards and maximum investment limits established for the platform or the Note Trader platform, as then in effect, in the state in which the lender member resides.

We believe that most, if not all, of our Lender Members will reside in California that participate in this Offering.

Borrower Financial Information Is Generally Not Verified by CollectiveSun

We have not received any applications for borrower members as we currently do not have an operational website to date. When we do receive borrower applications, we will reserve the right in our member agreements to verify the accuracy of all statements and information provided by CollectiveSun borrower members, lender members and group leaders in connection with listings, bids and borrower loans. We may conduct our review at any time—before, during or after the posting of a listing, or before or after the funding of a borrower loan. If we are unable to verify material information with respect to a CollectiveSun borrower member, listing or bid, we may cancel or refuse to post a listing, or cancel any or all bids against a listing. We may also delay funding of a borrower loan in order to enable us to verify the accuracy of information provided by a CollectiveSun borrower member, a lender member or a group leader in connection with the listing or bids, and to determine whether there are any irregularities with respect to the listing or bids. We may also cancel the funding of a borrower loan, even if the listing garners a sufficient amount of purchase commitments for Notes to otherwise support the funding of the corresponding borrower loan, if material misstatements or inaccuracies are found in the listing or in other information provided by the CollectiveSun borrower member.

CollectiveSun Borrower Listings

In most instances, we do not plan to verify the income, employment and occupation or any other information provided by borrower members in listings. Lender members should not rely on unverified information provided by CollectiveSun borrower members. The borrower member's income, employment and occupation is self-reported, and will be derived from the borrower member's DTI from a combination of the borrower member's self-reported income and information from the borrower member's credit report. The credit data that we propose that will be appear in listings will be taken directly from a credit report obtained on the borrower member from a consumer reporting agency, without any review or verification by CollectiveSun. We will not verify any statements by borrower members as to how borrower loan proceeds are to be used and we will not confirm that the loan proceeds were used in the intended manner after funding. Although CollectiveSun borrower members may provide proof of homeownership to establish homeownership status, in most instances homeownership status is derived from the borrower member's credit report, however, we do not verify this information, for example, if the credit report reflects an active mortgage loan, the borrower member is presumed to be a homeowner. Similarly, the information in the borrower's answers to questions posted by lenders, the information in any recommendations from the borrower's CollectiveSun friends, and statements by the borrower concerning why the loan is being requested, and of the borrower's financial situation, are displayed in the listing without having been verified by CollectiveSun. CollectiveSun requires that borrowers own their home.

If the borrower members fail to provide satisfactory information in response to an income or employment verification inquiry, we may request additional information from the CollectiveSun borrower member or cancel the CollectiveSun borrower member's listing or refuse to proceed with the funding of the borrower loan. In addition, where we choose to verify the income, employment and occupation or other information provided by CollectiveSun borrower members in listings, the verification is normally done after the listing has been already been created and bidding is substantially completed. In such cases, the results of CollectiveSun's verification are not reflected in the listings themselves. When a listing fails verification, CollectiveSun cancels the listing with the appropriate reason code. This automatically triggers a notice to the borrower and the winning bidding lender members that the listing was cancelled, and an adverse action message is sent to the borrower (indicating the reasons for cancellation). The Lender member's funds for the cancelled listing are then made immediately available for further bidding within the lender member's CollectiveSun account.

We will conduct income and employment verification entirely in our discretion as an additional credit and fraud screening mechanism, which may be useful in certain circumstances in screening our platform against exaggerated income and employment representations from CollectiveSun borrower members. Lender members, however, should not rely on a CollectiveSun borrower member's stated employment or income or on our ability to perform income and employment verifications. We cannot assure lender members that we will continue performing income and employment verifications. We determine whether to verify a CollectiveSun borrower member's income and employment information primarily based on our analysis of the following factors using a propriety algorithm and matrix:

- ·loan amount;
- ·stated income; and
- ·debt-to-income ratio.

We expect that the percentage of listings for which we conduct income and employment verifications, and the percentage of CollectiveSun borrower members who ultimately have their income and employment verified, will decline as our volumes increase. See "Risk Factors—Risks Related to Borrower Default—Information supplied by borrowers may be inaccurate or intentionally false" and "—Your recourse will be extremely limited in the event that borrower information is inaccurate for any reason" for more information.

CollectiveSun's Note Repurchase and Indemnification Obligations

Under the lender registration agreement, in the event of a material default under a series of Notes due to verifiable identity theft of the named borrower's identity, CollectiveSun will repurchase the Note and credit the lender members' account with the remaining unpaid principal balance of the Note. The determination of whether verifiable identity theft has occurred is in our sole discretion. We generally recognize the occurrence of identity fraud upon receipt of a police report regarding the identity fraud. This remedy for identity fraud only provides an assurance that our borrower identity verification is accurate; in no way is it a guarantee of a borrower's self-reported information (beyond the borrower's identity) or a borrower's creditworthiness. We expect the incidence of identity fraud on our platform to be low because of our identity verification process.

CollectiveSun will have the exclusive right to investigate claims of identity theft and determine, in its sole discretion, whether verifiable identity theft has occurred. As CollectiveSun is the sole entity with the ability to investigate and determine verifiable identity theft, which triggers its repurchase obligation, a conflict of interest exists as the denial of a claim under CollectiveSun's identity theft guarantee would save CollectiveSun from its repurchase obligation. There are, however, factors that mitigate the risk of this conflict. Without the protection offered by this guarantee, fewer potential lenders will have the confidence to participate on the site, limiting CollectiveSun's growth and long term profitability. Finally, California statutes include severe penalties owed to the victim of identity theft if it is shown that a claim of identity theft was not adequately investigated or frivolously dismissed.

In the event we breach any of our other representations and warranties in the lender registration agreement pertaining to the Notes, and such breach materially and adversely affects a series of Notes, we will either indemnify the lender members, repurchase the series of Notes or cure the breach. The limited circumstances where this may occur include the failure of the corresponding borrower loan to comply at origination in material respects with applicable federal and state law. CollectiveSun is not, however, under any obligation to cure, indemnify or repurchase a series of Notes for any other reason. In addition, CollectiveSun is not obligated to repurchase or indemnify you if your investment is not realized in whole or in part due to fraud (other than verifiable identity theft) in connection with a listing for the underlying borrower loan, or due to false or inaccurate statements or omissions of fact in a borrower's listing, whether in credit data, borrower's representations, user recommendations or similar indicia of borrower intent and ability to repay the borrower loan. If CollectiveSun repurchases a Note, only the outstanding principal balance will be returned to the lender member.

Credit Score Range

Each borrower listing will also show the borrower's numerical credit score range. The numerical credit score range is determined based on the credit score provided to CollectiveSun by a consumer reporting agency.

Borrower listings will indicate the credit score range at time of the listing. Listings on the Note Trader platform will show the score range at the time of listing, if a score is available. The numerical credit score is not displayed or disclosed to anyone (including the borrower).

When a borrower initiates the process of posting a borrower listing on our platform, we check to see if we have a credit score on that person. If we have a credit score on file and it meets the minimum threshold (currently 620), the borrower may post the listing. If the credit report we have on file for such borrower is more than 30 days old, we may initiate an inquiry to retrieve a credit report and credit score on the borrower to determine whether the borrower's credit score meets the minimum threshold for posting a listing.

Borrower Loan Listings

Once a loan listing is completed by the borrower, the listing will be posted on our website and then becomes available for bidding by lender members. We currently do not have any listings as our website is currently being developed. A borrower listing is a request by a CollectiveSun borrower member for a borrower loan in a specified amount, at an interest rate set forth in the listing. Borrower loans are unsecured obligations of individual borrower members with an interest rate determined by us and with a specified loan term, currently set at twelve years, but which CollectiveSun anticipates in the near future extending to between ten years to fifteen years. CollectiveSun borrower members may currently request loans within specified minimum and maximum principal amounts (currently between $5,000 and $50,000), which are subject to change from time to time. Borrower loans may be repaid at any time by CollectiveSun borrower members without prepayment penalty. A borrower loan will be made to a borrower member only if the borrower's listing has received bids totaling the full amount of the requested loan.

In addition to the CollectiveSun borrower's requested loan amount and interest rate, Lender members will be able to view a variety of borrower details which may include:

- the current interest rate, annual percentage rate and monthly payment amount on the requested borrower loan;
- the servicing fee lenders must pay to CollectiveSun;
- the lender yield percentage and the yield percentage (net of the servicing fee) that must be bid by lenders;
- a numerical credit score range provided to CollectiveSun by a credit reporting agency;
- the number of accounts on which the borrower is currently late on a payment, including unpaid derogatory accounts;
- the total past-due amount the borrower owes on all delinquent and derogatory accounts;
- the number of 90+ days past due delinquencies on the borrower's credit report;
- the number of public records (e.g., bankruptcies, liens, and judgments) on the borrower's credit report over the last 12 months, and over the last 10 years;
- the number of inquiries made by creditors to the borrower's credit report in the last six months;
- the month and year the borrower's oldest recorded credit line (e.g., revolving, installment, or mortgage credit) was opened;
- the total number of credit lines appearing on the borrower's credit report, along with the number that are open and current;

- the total balance on all of the borrower's open revolving credit lines;

- the borrower's bankcard utilization ratio, expressed as a percentage, reflecting the ratio of the total balance used, to the aggregate credit limit on, all of the borrower's open bankcards;

- DTI percentage;

- the CollectiveSun borrower member's self-reported income range, occupation, employment status, and intended use of funds;

- the total number of bids that have been made to date toward Notes that will be dependent on the borrower loan;

- the number of lender members committed to purchasing Notes that will be dependent for payment on the borrower loan;

- ·the bid amounts, winning amounts, and dates of all lender member bids;

- the borrower's CollectiveSun friends who have committed to purchase Notes dependent for payment on that borrower loan by bidding on the listing, together with any narrative recommendation from a bidding CollectiveSun friend;

- questions posted by lender members that are answered by the borrower that the borrower elects to publish; and

- if the borrower had previously obtained one or more borrower loans through CollectiveSun, a description of CollectiveSun loan activity, including the number and aggregate principal borrowed on such loans, the current outstanding principal balance of any existing loan, the payment history on such loans, and the borrower's credit score ranges as of the four most recent dates credit reports were obtained on the borrower in connection with the borrower's listings, with an arrow indicator denoting whether the borrower's credit score improved, declined or remained unchanged since the borrower's most recent CollectiveSun loan.

Part of a borrower's credit profile displayed in listings will be a DTI ratio. DTI is a measurement of the borrower's ability to take on additional debt. This number takes into consideration how much debt the borrower has or will have, including the borrower loan. The DTI is expressed as a percentage and is calculated by dividing the borrower's monthly income into his or her monthly debt payments, including the debt resulting from the borrower loan being requested. On borrower listings, debt amounts are taken from the borrower's credit report without verification and exclude monthly housing payments, and the borrower's income is self-reported and will not be verified by CollectiveSun.

Borrower listings may include photos and the borrower's narrative description of why the loan is being requested, and of the borrower's financial situation. Although CollectiveSun borrower members and lender members are anonymous to each other, lender members may ask CollectiveSun borrower members questions about the loan listing and CollectiveSun borrower members may, but are not required to, respond to such questions. CollectiveSun borrower members who respond to a lender member's question may respond privately, or they may elect to have the question and answer posted publicly in the listing. Lender members' questions are not posted in the listing or displayed elsewhere on our website unless the CollectiveSun borrower member elects to answer the question and elects to make the question and answer publicly available, in which case the question and answer appears in the listing.

Potential CollectiveSun borrower members typically describe the use of funds in a short sentence or clause, such as "Solar panels for my home."

Borrower loan listing and borrower information available on our platform will be statements made in connection with the purchase and sale of securities, and therefore subject to Rule 10b-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, information set forth in borrower loan listings filed in a prospectus supplement will be subject to the liability provisions of the Securities Act. In general, Section 10b-5 and the liability provisions of the Securities Act provide the purchaser of securities with a right to bring a claim against the issuer for damages arising from any untrue statement of material fact or failure to state a material fact necessary to make any statements made by the issuer not misleading. In this prospectus, we advise you of the limitations on the reliability of the information provided by CollectiveSun borrowers with respect to borrower listing. Accordingly, a court could determine that CollectiveSun has advised you of all material facts regarding the information supplied by CollectiveSun borrowers and your recourse in the event this information is false or misleading may be extremely limited under the securities laws because you have been so advised.

How to Bid to Purchase Notes

A bid on a listing is a lender member's binding commitment to purchase a Note in the principal amount of the lender member's bid, should the listing receive bids totaling the full amount of the requested loan, determined through the online process. Lender members bid the amount they are willing to commit to purchase a Note dependent for payment on payments we receive on a borrower loan described in the listing, subject to a yield percentage based on the interest rate assigned to each listing. Because servicing fees reduce the effective yield to lenders, the yield percentage displayed in listings, which is the rate lenders will receive, is net of servicing fees.

To make bids, lender members may browse online through available listings displayed on our platform by desired borrower loan amount, yield percentage, debt-to-income ratio, and other borrower characteristics. A lender member can bid on as many listings as the lender member desires, subject to the aggregate bidding limit.

The bidding method enables lender members to diversify the risk of default of the corresponding borrower loans if they elect to do so. It is solely up to the individual lender members to select the characteristics that are acceptable to the lender member and to determine a diversification strategy.

Once bids are placed, they are irrevocable, and lender members may not withdraw their bids. Bids expire automatically when a listing expires without having received bids in the amount of the requested borrower loan or is withdrawn by a borrower or cancelled by CollectiveSun. It is expected that a single listing will receive Note purchase commitments from many different lender members.

Borrower listings remain open and available for bidding for twenty one days, during which time lender members may make commitments, in the form of bids, to purchase Notes that will be dependent for payment on payments we receive on the borrower loans. The length of this period may be changed by CollectiveSun from time to time for new listings. The duration of the auction bidding period is set forth in the listing. A borrower loan will not be made unless the listing has received bids totaling the full amount of the requested borrower loan.

It is expected that a single borrower loan that gets funded will receive Note purchase commitments from many different lender members. If by the end of the auction bidding period a borrower listing does not receive bids totaling the amount of the requested borrower loan, the listing expires and no loan is funded to the borrower. CollectiveSun borrower members whose listings expire due to an insufficient amount of bids may post a new loan listing on our platform, although we have the right under our borrower registration agreement to limit the number of listings a borrower member may post on the platform.

Purchase of Notes by CollectiveSun or Related Parties

CollectiveSun does not participate on the platform as a lender. Our Manager, members, and employees may bid and purchased loans originated through the platform from time to time and may purchase Notes. We currently only have one employee, manager, and member, and that is our managing member, Lee Barken. As certain of our executive officer and directors, by virtue of their duties as employees, have access to information not available to the general population of lender members, we have adopted the following procedures to prevent or detect the improper use of non-public information in bidding activities by such officers and directors:

- Our corporate policies, distributed to all employees, prohibit an employee's use of non-public information and any violation of this policy is grounds for immediate termination.

- Security features of our system limit access to data to information needed to perform particular employee job functions. These limitations are defined by "security group," which corresponds to both job title and functional content and the number of employees that have access to such non-public information on a "bulk" or "query" basis is extremely limited.

- In addition to prevention efforts, our internal control department has developed a suite of audit trails and audits which may be used to identify and investigate bidding activities that are classified as "suspicious."

Treatment of Lender Member Balances

Lender members have a funding account at CollectiveSun which is currently just a standard bank account. We are in the process of researching and setting up an FBO account. We currently bank at Bank of America that does not provide this type of account, and instead, we may need to open a trust account with Bank of America or search for another bank where we can set up such an account. This is accomplished by having each lender member authorize an electronic transfer using the Automated Clearing House, or ACH, network from the lender member's designated and verified bank account to the account we would maintain "for the benefit of" our lender members. This so-called "FBO account" is a pooled account titled in our name "for the benefit of" our lender members.

Funds in the FBO account will always be maintained at an FDIC member financial institution. Our individual members have no direct relationship with the FBO bank by virtue of participating on our platform as a borrower or lender member. We intend on maintaining and administering the FBO account. Under the FBO account, we plan to maintain sub-accounts for each of our lender members on our platform to track and report funds committed by lender members to purchase Notes, as well as payments received from borrower members. These record-keeping sub-accounts will be purely administrative and reflect balances and transactions concerning the funds in the FBO account. No CollectiveSun monies will ever be commingled with the assets of lender members in the FBO account.

The FBO account will be FDIC-insured on a "pass through" basis to the individual lender members, subject to applicable limits. This means that each individual lender member's balance will be protected by FDIC insurance, up to the aggregate amounts established by the FDIC. Other funds the lender member has on deposit with the FBO bank for example, may count against the FDIC insurance limits.

Funds of a lender member may stay in the FBO account indefinitely. Funds held in the FBO account do not earn interest. Such funds may include funds in the lender member's sub-account never committed to the purchase of Notes or committed to the purchase of Notes for which the listing for the corresponding borrower loan did not receive bids totaling the requested loan amount, and may also include payments received from CollectiveSun related to Notes previously purchased. Upon request by the lender member, we will transfer lender member funds in the FBO account to the lender member's designated and verified bank account by ACH transfer.

Borrower Loan Funding and Purchases; Sale of Notes

Once a CollectiveSun borrower listing receives bids from lender members totaling the loan amount requested, we will proceed with the funding of the corresponding borrower loan and with the sale of the CollectiveSun Borrower Notes to the lender members who were the winning bidders on the listing.

Borrower members execute an electronic borrower registration agreement at the time they post a listing on the platform. After expiration of the bidding period for the listing and satisfactory completion of our pre-funding review, the borrower executes an electronic promissory note in favor of CollectiveSun in the amount of the requested borrower loan. Loan proceeds are then disbursed to the borrower's chosen installer by ACH transfer. Each time a borrower loan is funded, the borrower is charged a transaction fee of $495, payable from the borrower's loan proceeds at the time of funding of the borrower loan.

The promissory note and the borrower registration agreement contain customary agreements and covenants requiring the borrower members to repay their borrower loans and describing the process of posting listings and obtaining loans through our platform. Borrowers authorize the loan proceeds to be disbursed by ACH transfer into the borrower's designated bank account.

Borrowers pay an origination fee upon successful funding of the borrower loan. The origination fee is paid by the borrower out of the proceeds of the borrower loan at the time of funding.

Lender members will know only the screen names, and will not know the actual names, of borrower members. The actual names and mailing addresses of the borrower members will be known only to us. We will maintain custody of the electronically-executed promissory notes evidencing borrower loans and the Notes sold to lender members in electronic form on our platform.

After the funding of a borrower loan we will issue a Note to a lender member and register the Note on our books and records. CollectiveSun is the lender for all borrower loans to borrower members, which allows our platform to be available on a uniform basis to borrower members throughout the United States. The lender registration agreement provides that, in the event of a material breach of our representations and warranties pertaining to a Note, we must either cure the defect, repurchase the Note, or indemnify and hold the lender member harmless against losses resulting from the breach.

Loan Servicing and Collection

Following CollectiveSun's purchase of borrower loans and our sale of Notes corresponding to the borrower loans, we will begin servicing the borrower loans and Notes. We will collect payments from borrowers on borrower loans. We will transfer amounts collected to the lender members who own Notes corresponding to the borrower loan, after deducting servicing fees. On Notes, the payment dates will fall on the sixth day after the due date for each installment of principal and interest on the corresponding borrower loan.

To the extent we do not receive the anticipated payments on a borrower loan, we will not make any payments on the Notes related to that borrower loan, and a holder of a Note will not have any rights against CollectiveSun or the borrower member in respect of the Note or the borrower loan corresponding to such holder's Note. Each holder's right to receive principal and interest payments and other amounts in respect of that Note is limited in all cases to the holder's pro rata portion of the amounts received by CollectiveSun in connection with the corresponding borrower loan, including without limitation, all payments or prepayments of principal and interest, subject to servicing fees and charges retained by CollectiveSun, or a third party, as proposed and set forth below.

Servicing fee

Each month, we assess a $4.95 fee, collected from the pool of lender members based on a pro rata share of the interest in the note. The servicing fee percentage is subject to change from time to time, is disclosed in all borrower listings and is posted in the Fees and Charges section of the CollectiveSun website, but will not change during the course of the loan.

The servicing fee is payable on all payments received on borrower loans, including, without limitation, partial payments made toward a borrower's loan.

The servicing fee will reduce the effective yield below the interest rate on the borrower loan. This reduction is automatically taken into account in the CollectiveSun borrower listing as the yield percentage the lender members must bid displays the lender member's yield net of servicing fees.

Non-sufficient funds fee

A non-sufficient funds fee of $15 for each failed payment, unless a lesser amount is required by applicable law. This will be assessed after the first failed payment for each billing period.

CollectiveSun retains 100% of the non-sufficient funds fees to cover its administrative expenses.

Late payment fee

A late payment fee equal to greater of 5% of the unpaid installment amount or $15 will be assessed after a 15-day grace period, unless a lesser amount is required by applicable law. The late payment fee is charged only once per payment period. Any late payment fees CollectiveSun receives are paid to the lender members and no servicing fee will be deducted.

Collection Charges

A collection agency will charge a collection fee of between 15% and 40% on delinquent amounts collected plus any legal fees incurred in the event legal action is taken to collect a loan. The collection fees will vary dependent upon the collection agency used. We currently do not have any relationships with any collection agencies. We expect to initiate a relationship when our website is active and we are taking lender and borrower applications.

CollectiveSun reserves the right to perform collection efforts itself. If CollectiveSun elects to do so, it will not charge a collection fee greater than the amounts charged by collection agencies.

After a borrower loan becomes more than 30 days past due, the loan may be referred to a collection agency. Collection charges and any related legal fees are only charged if delinquent amounts are collected.

CollectiveSun's servicing fee is also deducted from the net payments CollectiveSun receives as a result of any collection efforts on a delinquent borrower loan.

Lender members will not receive any collection fees we or a third-party collection agency charges, which fees will be retained by the party charging the fees as additional servicing compensation.

The collection fees and any related legal fees will be deducted from any borrower loan payments CollectiveSun receives. These fees will reduce the lenders' effective yield, and are not reflected in the yield percentage shown on the CollectiveSun borrower listing.

Loan modification fees

CollectiveSun will not charge a fee for restructuring a borrower loan. CollectiveSun may work with the borrower member to structure a new payment plan in respect of the borrower loan without the consent of any holder of the Notes corresponding to the borrower loan. This generally would only occur in lieu of bankruptcy, or similar proceeding.

We propose that our procedures for collecting borrower loan payments generally involve the automatic debiting of borrower bank accounts by ACH transfer. Such funds are transferred to a master servicing account in our name. Thereafter, we make payments on the Notes by transferring the appropriate funds from the master servicing account to the FBO account and allocating amounts received on specific borrower loans to the appropriate lender member's sub-account. We transfer amounts due to us for servicing from the master servicing account to another operating account of ours. A lender member may transfer uncommitted funds out of his or her FBO sub-account by ACH transfer to the lender member's designated bank account at any time, subject to normal execution times for such transfers (generally 2-3 days). We do not yet have the FBO set up, but are currently researching banking institutions that can provide this.

We will make payments on the Notes upon receiving payments under the corresponding borrower loan, in accordance with the payment schedule for each Note. Each Note will have a payment schedule providing for monthly payments over a term equal to the corresponding borrower loan. For CollectiveSun Borrower Notes the payment dates will fall on the sixth day after the due date for each installment of principal and interest on the corresponding borrower loan. The stated interest rate on each Note will be determined by CollectiveSun, net of the servicing fee applicable to the loan described in the listing.

We will disclose on our website to the relevant lender members and report to consumer reporting agencies regarding borrower members' payment performance on borrower loans. We hope to make arrangements for collection procedures in the event of borrower member default.

We will keep lender members apprised of the delinquency status of borrower loans by identifying delinquent loans on our website as "1 month late," "2 months late," "3 months late," or "current." Borrower loans that become more than 120 days overdue are charged off and will be designated as such on our website. To date, we have not had any charged off accounts because we currently do not have an operational website. Through their online CollectiveSun account, lender members will be able to monitor the borrower loans corresponding to their Notes, but will not be allowed to participate in or otherwise intervene in the collection process.

If a borrower member dies while a borrower loan is in repayment, we will require the executor or administrator of the estate to send a death certificate to us. Depending on the size of the estate, we may not be able to recover the outstanding amount of the loan. If the estate does not include sufficient assets to repay the outstanding borrower loan in full, we will treat the unsatisfied portion of that borrower loan as charged off with zero value. In addition, if a borrower member dies near the end of the term of a borrower loan, it is unlikely that any further payments will be made on the Notes corresponding to such borrower loan, because the time required for the probate of the estate may extend beyond the initial maturity date and the final maturity date of the Notes.

Our normal collection process for borrower loans will change in the event of a borrower member bankruptcy filing. When we receive notice of the bankruptcy filing, as required by law, we will need to cease all automatic monthly payments on the borrower loan and defer any other collection activity. We have not had any borrowers file bankruptcy to date because we have no borrowers or lenders as our website is in development. The status of the borrower loan, which the relevant lender members may view through their online CollectiveSun account, will switch to "bankruptcy." We will then determine whether we have a basis to object to the inclusion of the debt in any bankruptcy action (e.g., based on the time between loan origination and bankruptcy filing). If the proceeding is a Chapter 7 bankruptcy filing seeking liquidation, we attempt to determine if the proceeding is a "no asset" proceeding, based on instructions we receive from the bankruptcy court. If the proceeding is a "no asset" proceeding, we will take no further action and assume that no recovery will be made on the borrower loan.

In all other cases, we will file a proof of claim involving the borrower member. The decision to pursue additional relief beyond the proof of claim in any specific matter involving a borrower member will be entirely within our discretion and will depend upon certain factors including:

- if the borrower member used the proceeds of the borrower loan in a way other than that which was described in the CollectiveSun borrower listing;
- if the bankruptcy is a Chapter 13 proceeding, whether the proceeding was filed in good faith and if the proposed plan reflects a "best effort" on the borrower member's behalf; and
- our view of the costs and benefits to us of any proposed action.

Restrictions on Transfer

As a condition to this Offering, restrictions have been placed upon the ability of Lenders to resell or otherwise transfer any Notes purchased hereunder. Specifically, no Lender may resell or otherwise transfer any Note interests without the satisfaction of certain conditions designed to ensure compliance with applicable tax and securities laws including, without limitation, the requirement that any transfer of shares to a transferee does not violate any state or federal securities laws.

To the extent required by applicable law legends shall be placed on all instruments or notes evidencing ownership of Notes stating that the Notes have not been registered under the federal securities laws and setting forth limitations on resale, and notations regarding these limitations shall be made with respect to all Notes offered through this Offering.

Marketing

We propose that our marketing efforts will be designed to attract individuals and institutions to our website, to enroll them as members and to have them understand and utilize our services for borrowing or investing in Notes on our platform. We believe there are significant opportunities to increase the number of members who use our platform through additional marketing initiatives. We will attempt to employ a combination of paid and unpaid sources to market our platform. We will also invest in public relations to build our brand and visibility. We hope to be constantly seeking new methods to reach more potential CollectiveSun members.

We propose to attract members in a variety of ways, including advertising, search engine results and word-of-mouth referrals.

We hope to continuously measure website visitor-to-member conversion. We propose to test graphics and layout alternatives in order to improve website conversion. We hope to also seek to customize the website to our members' needs whenever possible. We will carefully analyze visitor website usage to understand and overcome barriers to conversion.

Technology

In order to operate our website, we will be required to have a scalable user interface and transaction processing system that is designed around industry standard architectures and externally developed non-proprietary software, such as that provided by SAAS. The system will be required to maintain operational data records regarding service and product providers.

The system will be required to have the capability to provide borrowers and lenders with online access to information relevant to their transactions.

Our operations will be required to provide website services 24 hours a day, seven days a week with occasional short interruptions due to maintenance or system problems, such as power failures or router failures. We will be required to have two website hosting operations for redundancy and load distribution, with two separate locations. Both of these hosting facilities will be required to be state-of-the-art with multiple redundancies for power and network components. Additionally, at each facility, our systems will be required to have redundant units such as multiple Web servers and databases. The capitalization that has been provided and will be continued to be provided by our sole Manager, Lee Barken, will provide the capitalization for this purpose.

Data integrity and security

We propose that all sensitive data that to be transmitted to and from our customers and service providers will be transacted using a secure transport protocol. Communication of sensitive data via the web site to our customers will be secured utilizing SSL 128-bit enabled encryption certificates provided by Go Daddy, Inc. Communication of sensitive data with our service providers is secured utilizing authenticated VPN, SSL 128-bit encryption and SSH protocols depending on the service providers' requirements. Storage of sensitive data is encrypted utilizing AES 256-bit and 3DES 168-bit cryptographic ciphers depending upon our service providers' requirements and internal storage policies. Access to the data by our employees is restricted based upon a least-privilege principle such that employees have access only to the information and systems needed to perform their function. In the event of disaster, data is repeatedly stored securely at an offsite data center.

We protect the security of our platform using a multilayered defense strategy incorporating several different security technologies and points of monitoring. At the perimeter of the network, multi-function security technologies implement firewall, intrusion prevention, anti-virus and anti-spam threat management techniques. Internally, the network and hosts are segmented by function with another layer of firewalls and traffic inspection devices. At the host level, our platform utilizes host based intrusion prevention, antivirus, antispyware, and application control systems. Logging and monitoring for network security devices is done in real-time with notifications to the appropriate staff upon any suspicious event or action that requires attention. Logging and monitoring of host systems is done in real-time to a centralized database with web based reporting and additional notification to the appropriate staff for any remediation.

Fraud detection

We consider fraud detection to be of utmost importance to the successful operation of our business. We employ a combination of proprietary technologies and commercially available licensed technologies and solutions to prevent and detect fraud. We employ techniques such as knowledge based authentication, or KBA, out-of-band authentication and notification, behavioral analytics and digital fingerprinting to prevent identity fraud. We use services from third-party vendors for user identification, credit checks and for checking customer names against the list of Specially Designated Nationals maintained by the Office of Foreign Assets Control (OFAC). In addition, we use specialized third-party software to augment our identity fraud detection systems. In addition to our identity fraud detection system, we have a dedicated team which conducts additional investigations of cases flagged for high fraud risk. See "About the Platform—Borrower Financial Information is Generally Not Verified" for more information. We also enable our lender members to report suspicious activity to us, which we may then decide to evaluate further.

Engineering

We have made substantial investment in software and website development and we expect to continue or increase the level of this investment as part of our strategy to continually improve our platform. In addition to developing new products and maintaining an active online deployment, the engineering department also performs technical competitive analysis as well as systematic product usability testing.

Competition

We will compete against a variety of websites offering similar services of peer to peer lending. Barriers to entry on the Internet are relatively low; however, most other websites do not currently offer our proposed unique blend of peer to peer lending for green building and home improvements, specifically solar panel installation. We anticipate facing significant competition in the future from new websites that offer the same emphasis on environmentally responsible building and services and existing websites that introduce competing services. We currently do not have a developed website nor are we generating any revenues, thus we do not effectively compete with those sites that may someday, be our competition. We also lack financial resources that limit our ability to compete against other websites offering similar opportunities.

The market for peer-to-peer lending is competitive and rapidly evolving. We believe the following are the principal competitive factors in the peer-to-peer lending market:

- fee structure;
- website attractiveness;
- member experience, including borrower loan funding rates and lender returns;
- acceptance as a social network;
- branding; and
- ease of use.

The primary competitors of our platform are major credit card companies such as JPMorgan Chase Bank, Bank of America, Citibank, other commercial banks, savings banks and consumer finance companies. We also face competition from other peer-to-peer platforms such as Prosper, Lending Club and Virgin Money and other peer-to-peer platforms appear to be preparing to commence operations.

We may also face future competition from new companies entering our market, which may include large, established companies, such as Facebook Inc., LinkedIn Inc., eBay Inc., Google Inc. or Yahoo! Inc. These companies may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their consumer platforms. These potential competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. These potential competitors may have more extensive potential borrower bases than we do. In addition, these potential competitors may have longer operating histories and greater name recognition than we do. Moreover, if one or more of our competitors were to merge or partner with another of our competitors or a new market entrant, the change in competitive landscape could adversely affect our ability to compete effectively.

Intellectual Property

Upon completion of our website, we will regard substantial elements of our website and underlying technology as proprietary and attempt to protect them by relying on trademark, service mark and trade secret laws, restrictions on disclosure and transferring title and other methods. We currently do not have any technology we consider proprietary, as we are currently in our development stage.

Facilities

Our corporate headquarters, including our principal administrative, marketing, technical support and engineering functions, is located in San Diego, California, where we lease workstations and conference rooms on a month-to-month basis. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Employees

We are a development stage company and currently have only one part-time employee, Lee Barken, who is also our sole officer and director. Other than the activities related to the Company, Mr. Barken is a practicing Certified Public Accountant. We look to Mr. Barken for his entrepreneurial skills and talents. It is Mr. Barken who provided us our business plan. For a discussion of Mr. Barken's experience, please see "Director, Executive Officers, Promoters and Control Persons." Initially Mr. Barken will coordinate all of our business operations. Mr. Barken has provided the working capital to cover our initial expense. We plan to use consultants, attorneys, accountants, and technology personnel, as necessary and do not plan to engage any additional full-time employees in the near future. We believe the use of non-salaried personnel allows us to expend our capital resources as a variable cost as opposed to a fixed cost of operations. In other words, if we have insufficient revenues or cash available, we are in a better position to only utilize those services required to generate revenues as opposed to having salaried employees. We may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees: however we do not intend to hire these individuals within the next 12 months. A portion of any employee compensation likely would include the right to acquire our stock, which would dilute the ownership interest of holders of existing shares of our common stock.

Mr. Barken is spending the time allocated to our business in handling the general business affairs of our company such as accounting issues, including review of materials presented to our auditors, working with our counsel in preparation of filing our Form 1-A, and developing our business plan and overseeing the technological aspects of our business, including the analysis of various software companies capable of generating the type of software we require.

Government Regulations

Overview

The consumer loan industry is highly regulated. CollectiveSun, and the borrower loans made through our platform, will be subject to extensive and complex rules and regulations, licensing and examination by various federal, state and local government authorities. These authorities will impose obligations and restrictions on our activities and the borrower loans made through our platform. In particular, these rules limit the fees that may be assessed on the borrower loans, require extensive disclosure to, and consents from, our borrower members, prohibit discrimination and impose multiple qualification and licensing obligations on platform activities. Failure to comply with these requirements may result in, among other things, revocation of required licenses or registration, loss of approved status, voiding of the loan contracts, indemnification liability to contract counterparties, class action lawsuits, administrative enforcement actions and civil and criminal liability. While compliance with such requirements is at times complicated by our novel business model, we believe we are in substantial compliance with these rules and regulations. These rules and regulations are subject to continuous change, however, and a material change could have an adverse effect on our compliance efforts and ability to operate.

Regulation and Consumer Protection Laws

State and Federal Laws and Regulations

Borrower loan origination activities on our platform and the servicing of Notes are subject to state and federal regulation. Borrower loans must comply with applicable state usury and lending laws, including interest rate and fee limitations, and licensing and disclosure requirements. In addition, CollectiveSun must comply with the federal Consumer Credit Protection Act, including, without limitation, the Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act and Electronic Fund Transfer Act, as well as the federal Electronic Signatures in Global and National Commerce Act (ESIGN) and other federal and state laws governing privacy and data security and prohibiting unfair or deceptive business practices. CollectiveSun is subject to examination, supervision, and potential regulatory investigations and enforcement actions by state and federal agencies that regulate their activities, including but not limited to the FDIC with respect to various state consumer credit regulatory agencies and the Federal Trade Commission with respect to CollectiveSun.

State Licensing Requirements. We are currently applying for a California Finance Lending License so that we may legally conduct our business. We have not yet been approved for this license. If and when we receive our California Finance Lending License, we will be subject to supervision and examination by the state regulatory authorities that administer the state lending laws. The licensing statutes prescribe or impose recordkeeping requirements; restrictions on loan origination and servicing practices, including limits on finance charges and the type, amount and manner of charging fees; disclosure requirements; requirements that licensees submit to periodic examination; surety bond and minimum specified net worth requirements; periodic financial reporting requirements; notification requirements for changes in principal officers, stock ownership or corporate control; restrictions on advertising; and requirements that loan forms be submitted for review.

Disclosure Requirements and Other Lending Regulations. We will be subject to and seek to comply with state and federal laws and regulations applicable to consumer lending, including requirements relating to loan disclosure, credit discrimination, credit reporting, debt collection and unfair or deceptive business practices. These laws and regulations may be enforced by state consumer credit regulatory agencies, state attorneys general, the Federal Trade Commission, and private litigants, among others. Given our novel business model and the subjective nature of some of these laws and regulations, particularly laws regulating unfair or deceptive business practices, we may become subject to regulatory scrutiny or legal challenge with respect to our compliance with these requirements.

Truth-in-Lending Act. The federal Truth-in-Lending Act (TILA), and the regulation issued by the Federal Reserve Board implementing the TILA, Regulation Z, requires disclosure of, among other things, the annual percentage rate, the finance charge, the amount financed, the number of payments, and the amount of the monthly payment on consumer loans. CollectiveSun will provide borrowers with a TILA disclosure form when borrower loans are originated and will seek to comply with TILA's disclosure requirements relating to credit advertising.

Equal Credit Opportunity Act. The federal Equal Credit Opportunity Act (ECOA) and the regulation issued by the Federal Reserve Board implementing the ECOA, Regulation B, prohibit discrimination in any aspect of a credit transaction, on the basis of race, color, religion, national origin, sex, marital status, age (with certain limited exceptions), because all or part of the applicant's income derives from any public assistance program, or because the applicant has in good faith exercised any right under the Consumer Credit Protection Act. CollectiveSun intends to comply with the ECOA's nondiscrimination requirements, and the lender registration agreement requires lender members to comply with the ECOA in their bidding practices.

The ECOA also requires creditors to provide consumers with notice of adverse action taken on credit applications, giving the consumer the principal reasons why adverse action was taken. We intend to provide prospective borrowers who attempt but fail to obtain a borrower loan through our platform with an adverse action notice in compliance with the ECOA's requirements.

Fair Credit Reporting Act. The federal Fair Credit Reporting Act (FCRA), administered by the Federal Trade Commission, promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies. In addition to requirements on credit bureaus, the FCRA requires that users of consumer credit reports have a permissible purpose to obtain a credit report on a consumer and that persons who furnish loan payment information to credit bureaus report such information accurately. The FCRA also has disclosure requirements for creditors who take adverse action on credit applications based on information contained in a credit report. CollectiveSun has a permissible purpose for obtaining credit reports on borrower members and CollectiveSun reports loan payment and delinquency information to the credit bureaus in compliance with the FCRA. We intend that CollectiveSun's adverse action notices will include the disclosures required by the FCRA.

Fair Debt Collection Practices Act. The federal Fair Debt Collection Practices Act (FDCPA) provides guidelines and limitations on the conduct of third party debt collectors in connection with the collection of consumer debts. The FDCPA limits certain communications with third parties, imposes notice and debt validation requirements, and prohibits threatening, harassing or abusive conduct in the course of debt collection. While the FDCPA applies to third party debt collectors, debt collection laws of certain states, including California, impose similar requirements on creditors who collect their own debts. In order to ensure compliance with the FDCPA, CollectiveSun intends to contract with a professional third party debt collection agencies to engage in debt collection activities. CollectiveSun's agreements with lender members and group leaders prohibit registered lender members and group leaders from attempting to directly collect on the Notes, and CollectiveSun has established procedures to ensure that lender members and group leaders do not attempt to collect on the Notes themselves.

Servicemembers Civil Relief Act. The federal Servicemembers Civil Relief Act (SCRA) allows military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties. In accordance with the SCRA, CollectiveSun must adjust the interest rate of borrowers on active duty and other military personnel who qualify for and request relief. If a borrower with an outstanding borrower loan is called to active military duty and can show that such military service has materially affected his or her ability to make payments on the borrower loan, CollectiveSun will reduce the interest rate on the borrower loan to 6% for the duration of the borrower's active duty. During this period, the lender members on the borrower loan will not receive the difference between 6% and the interest rate that was established for the borrower loan by the auction bidding system on our platform. For borrowers to obtain an interest rate reduction on a borrower loan due to military service, we require the borrowers to send us a written request and a copy of the borrower's mobilization orders.

We will not take military service into account in borrowers' listings.

Electronic Funds Transfer Act. The federal Electronic Funds Transfer Act (EFTA) and the regulation issued by the Federal Reserve Board implementing the EFTA, Regulation E, place guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts, including preauthorized electronic fund transfers from consumers' accounts to make loan payments. Most transfers of funds in connection with the origination and repayment of Notes and bidding on our platform are done by Automated Clearing House (ACH) electronic transfers of funds subject to detailed timing and notification rules and guidelines administered by the National Automated Clearinghouse Association (NACHA). Transfers of funds on our platform are done in conformity with the EFTA and its regulations, as well as NACHA guidelines.

Electronic Signatures in Global and National Commerce Act. The federal Electronic Signatures in Global and National Commerce Act (ESIGN) and similar state laws authorize the creation of legally binding and enforceable agreements, including electronic loan agreements, utilizing electronic records and electronic signatures. ESIGN imposes special requirements on businesses that want to use electronic records or signatures in consumer transactions and requires businesses to obtain from consumers electronic consent or confirmation to receive information electronically that a law requires to be in writing. When a platform participant registers on our platform, we intend to obtain his or her consent to transact business electronically with CollectiveSun and maintain electronic records in compliance with ESIGN requirements.

Privacy and Data Security Laws. The federal Gramm-Leach-Bliley Act (GLBA) limits the disclosure of nonpublic personal information about a consumer to nonaffiliated third parties and requires financial institutions to disclose certain privacy policies and practices with respect to its information sharing with both affiliates and nonaffiliated third parties. A number of states have enacted privacy and data security laws requiring safeguards on the privacy and security of consumers' personally identifiable information. We will implement a privacy policy that will conform to GLBA requirements, and we intend to have policies and procedures intended to maintain platform participants' personal information securely, and we do not intend, nor will, sell or rent such information to third parties for marketing purposes.

Bank Secrecy Act. We check customer names against the list of Specially Designated Nationals maintained by the Office of Foreign Assets Control (OFAC) pursuant to the USA PATRIOT Act amendments to the Bank Secrecy Act (BSA), and its implementing regulation. We have also instituted procedures to comply with the anti-money laundering requirements of the USA PATRIOT Act and the BSA.

Foreign Laws and Regulations

We do not intend to permit non-U.S. residents to register as members on our platform and do not intend on operating outside the United States. We are not, therefore, subject to foreign laws or regulations.

Milestones

To date, we have organized our company, obtained server hosting and registered the domain name collectivesun.com. We have also begun programming efforts and identified software developers available to work on the project using odesk.com and guru.com. Initial agreements have been reached with these developers and programming work is underway based on the Ruby on Rails platform. Ruby on Rails, often shortened to Rails or RoR, is an open source full-stack web application framework for the Ruby programming language. Below is an outline of the milestones we expect to reach in the next 12 months:

July 2012 – Develop an initial round of short video clips to describe the platform and introduce the model. Open a FBO account (See "About Our Platform") for servicing. Establish relationships with necessary third parties such a debt collection company in the event borrower members become delinquent.

August 2012 – Complete development of limited website functionality in order to share basic information and generate interest in the platform.

September 2012 – Complete more detailed website and transactional functionality. Open the platform to an initial pilot of three to five borrowers with needs for funding of a solar panel project or other green building project, allowing them to list project information and solicit investments.

October 2012 – Receive approval for our Regulation A Offering. Submit the Regulation A to the State of California for Registration by Coordination. Use the Collectivesun platform to aggregate investments and provide funding for a Colletivesun borrower that reaches our minimum requirements.

November 2012 – Increase marketing efforts to continue to offer the platform as a means for lenders to lend and for borrowers to borrow for green energy home and business projects.

Ongoing, 2012 - we plan to deploy the website by back-linking, search engine optimization, and other various marketing methods. In basic link terminology, a backlink is any link received by a web node (web page, directory, website, or top level domain) from another web node. Backlinks are also known as incoming links, inbound links, inlinks, and inward links. Search engine optimization (SEO) is the process of improving the visibility of a website or a web page in search engines via the "natural" or un-paid ("organic" or "algorithmic") search results. Other forms of search engine marketing (SEM) target paid listings. In general, the earlier (or higher on the page), and more frequently a site appears in the search results list, the more visitors it will receive from the search engine. SEO may target different kinds of search, including image search, local search, video search and industry-specific vertical search engines. This gives a website web presence.

Once our website is fully operational, we intend to use other forms of marketing and advertising to drive traffic to our site via direct mail and opt-in email campaigns. Throughout the year, we will continuously update our website with new educational information and blog postings for our visitors.

OFFERING PRICE FACTORS

We are hereby offering Borrower Payment Dependent Notes, or "Notes," issued in series, with each series dependent for payment on payments CollectiveSun receives on a specific borrower loan.

Offering price
100% of principal amount of each Note ranging between $5,000 and $2,000,000.

Initial maturity date
Maturities may be anywhere between ten (10) and fifteen (15) years and match the maturity date of the corresponding borrower loan.

Final maturity date/Extension of maturity date
The final maturity date of each Note is the date that is one year after the initial maturity date. Each Note will mature on the initial maturity date, unless any principal or interest payments in respect of the corresponding borrower loan remain due and payable to CollectiveSun upon the initial maturity date, in which case the maturity of the Note will be automatically extended to the final maturity date. If there are any amounts under the corresponding borrower loan still due and owing to us after the final maturity date, we will have no further obligation to make payments on the Notes of the series even if we receive payments on the corresponding borrower loan after the final maturity date. However, because we may, in our sole discretion and subject to our servicing standard, amend, modify, sell to a third-party debt purchaser or charge-off the borrower loan at any time after the 30th day of its delinquency, and because we generally charge-off a loan after it becomes more than 120 days past due, a borrower loan may never reach the final maturity date.

Interest rate
Each series of CollectiveSun Borrower Notes will have a stated, fixed interest rate equal to the yield percentage determined by CollectiveSun and presented on the platform, which is the interest rate for the corresponding borrower loan, net of servicing fees.

Setting interest rate for Notes
Interest rates may vary among the Notes, but each series of Notes that corresponds to a single borrower loan will have the same interest rate. Interest rates borrowers pay and the interest rates set forth in the Notes are determined by CollectiveSun. The listings display the yield percentage, which is the lender member's effective yield, net of servicing fees. The listing is active on the platform for a twenty one day period. However, listings are ended automatically after the listing receives bids totaling the requested loan amount. The length of this period may be changed by CollectiveSun from time to time for new listings. See "About the Platform—How to Bid to Purchase Notes."

Payments on the Notes
We will pay principal and interest on any Note a lender member purchases in an amount equal to the lender member's pro rata portion of the principal and interest payments, if any, we receive on the corresponding borrower loan, net of servicing fees and other charges. See "Servicing Fees and Other Charges." Each Note will provide for monthly payments over a term equal to the corresponding borrower loan. The payment dates for the Notes will fall on the sixth day after the

due date for each installment of principal and interest on the corresponding borrower loan. See "Summary of Material Agreements—Indenture as Form of Notes" for more information.

Borrower loans

Lender members will designate CollectiveSun to apply the proceeds from the sale of each series of Notes to CollectiveSun's issuance of the corresponding borrower loan. Each borrower loan is a fully amortizing consumer loan made by CollectiveSun to an individual CollectiveSun borrower member. Borrower loans are expected to have terms between ten and fifteen years. We anticipate that Borrower members may request loans within specified minimum and maximum principal amounts (expected to be between $5,000 and $2,000,000), which are subject to change from time to time. Borrower loans will be repayable in monthly installments and will be unsecured and unsubordinated. Borrower loans may be repaid at any time by CollectiveSun borrower members without prepayment penalty. CollectiveSun plans to verify the borrower member's identity against data from consumer reporting agencies and other identity and anti-fraud verification databases. Borrower listings will be posted without our obtaining any documentation of the borrower member's ability to afford the loan. In limited instances, we plan to verify the income, employment, occupation or other information provided by CollectiveSun borrower members in listings. This verification is normally done after the listing has been created and bidding is substantially completed, but before the loan has funded, and therefore the results of our verification are not reflected in the listings. CollectiveSun is responsible for servicing the borrower loans. See "About the Platform" for more information.

Security Interest—Ranking

The Notes will not be contractually senior or contractually subordinated to any other indebtedness of CollectiveSun. All Notes will be unsecured special, limited obligations of CollectiveSun. The Notes do not restrict CollectiveSun's incurrence of other indebtedness or the grant or imposition of liens or security interests on the assets of CollectiveSun and holders of the Notes do not have a security interest in the corresponding borrower loan or the proceeds of that loan. Accordingly, in the event of a bankruptcy or similar proceeding of CollectiveSun, the relative rights of a holder of a Note, as compared to the holders of unsecured indebtedness of CollectiveSun are uncertain. To limit the risk of CollectiveSun's insolvency, CollectiveSun will grant the indenture trustee a security interest in CollectiveSun's right to payment under, and all proceeds received by CollectiveSun on, the corresponding borrower loans and in the bank account in which the borrower loan payments are deposited. The indenture trustee may exercise its legal rights to the collateral only if an event of default has occurred under the indenture, which would include CollectiveSun becoming subject to a bankruptcy or similar proceeding. Only the indenture trustee, not the holders of the Notes, will have a security interest in the above collateral. See "Risk Factors—Risks Related to CollectiveSun, Our Platform and Our Ability to Service the Notes" for more information.

Servicing fees and Other Charges

We receive a servicing fee equal to approximately $59.40 per year per lender, which we deduct from each lender member's share of the borrower loan payments we receive. The servicing fee rate may be changed from time to time for any new notes. Listings set forth the servicing fee charged by CollectiveSun. Because servicing fees reduce the effective yield to lenders, the yield percentage displayed in listings, the rate lenders will receive, is net of servicing fees.

Any non-sufficient funds fees charged to a borrower's account will be retained by CollectiveSun as additional servicing compensation. If a borrower loan enters collection, either CollectiveSun or the collection agency will charge a collection fee of between 15% and 40% of any amounts that are obtained, in addition to any legal fees incurred in the collection effort. The collection fee will vary dependent upon the collection agency used. The collection fees charged by the various collection agencies can be accessed through hyperlinks from the bidding page on our platform. These fees will correspondingly reduce the amounts of any payments lender members receive on the Notes and are not reflected in the yield percentage displayed in listings.

We will pay Lenders any late fees we receive on borrower loans.

Use of proceeds
We will use the proceeds of each series of Notes to fund the corresponding borrower loan obtained by the borrower member.

Electronic form and transferability
The Notes will be issued in electronic form only and will not be listed on any securities exchange. It is CollectiveSun's long term goal to establish a note trading platform, however, there can be no assurance that a market for the Notes will develop, and, therefore, lender members must be prepared to hold their Notes to maturity. See "About the Platform—Note Trader Platform" for more information.

U.S. federal income tax consequences
Although the matter is not free from doubt, we intend to treat the Notes as our debt instruments that have original issue discount ("OID") for U.S. federal income tax purposes. Accordingly, if you hold a Note, you will be required to include OID currently as ordinary interest income for U.S. federal income tax purposes (which may be in advance of interest payments on the Note) if the Note has a maturity date of more than one year, regardless of your regular method of tax accounting. If the Note has a maturity of one year or less, (1) if you are a cash-method taxpayer, in general, you will not have to include OID currently in income on your Note unless you elect to do so, and (2) if you are an accrual-method taxpayer, in general, you will have to include OID currently in income on your Note. You should consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership, and disposition of the Notes (including any possible differing treatments of the Notes). See "Material U.S. Federal Income Tax Considerations" for more information.

Financial suitability
Once we establish our website and begin taking borrower application, we expect to only allow residents of California to become Lender Members, however, borrower members may be from any state in the nation.

Lender members that are residents of California must meet certain suitability requirements, described herein. For individual California lender members who purchase $2,500 or less of Notes in the past 12 months, the lender member's investment must not exceed 10 percent of his or her net worth. To purchase more than $2,500 of Notes, a California lender member's investment must not exceed 10 percent of his or her net worth, and either: (1) the lender member must have a minimum net worth of at least $85,000 and had minimum gross income of $85,000 during the last tax year and will have (based on a good faith estimate) minimum gross income of $85,000 during the current tax year; or (2) the lender member must have a minimum net worth, exclusive of homes, home furnishings and automobiles, of $200,000. Assets included in the computation of net worth shall be valued at not more than fair market value. For the purpose of this net worth requirement, both a husband and wife may be counted as a single individual.

In the event we expand this offering to other states, Lender members should be aware that we may apply more restrictive financial suitability standards or maximum investment limits to residents of certain states. If established, before making commitments to purchase Notes, each lender member will be required to represent and warrant that he or she meets these minimum financial suitability standards and maximum investment limits. See "Financial Suitability Requirements" for more information.

USE OF PROCEEDS

We will use the proceeds of each series of Notes to facilitate the funding of a borrower loan through our platform designated by the lender members purchasing such series of Notes. We will use the proceeds of each series of Notes to purchase the corresponding borrower loan obtained by the borrower member on our platform. Proceeds of the sale of Notes are used to fund borrower loans. See "About the Platform" for more information.

CAPITALIZATION

The following summary financial data should be read in conjunction with "*Management's Discussion and Analysis and Results of Operations*" and the Financial Statements and Notes thereto, included elsewhere in this prospectus. The balance sheet data as of the year ended December 31, 2011 and March 31, 2012 is derived from our unaudited financial statements.

		As of December 31 2011	As of March 31, 2012
Assets:			
Current Assets:			
Cash	$	32,500	31,004
Total Assets	$	32,500	31,004
Liabilities and Member's Equity:			
Current Liabilities:			
Accrued expense for professional services	$	-	-
Long-Term Liabilities:			
Payable to a related party	$	-	-
Total Liabilities		-	-

Member's Equity:			
Members' Contributions		35,000	35,000
Members' Draw		-	-
Net Income (Loss)		(2,500)	(3,996)
Total Member's Equity		32,500	31,004
Total Liabilities and Members' Equity	$	35,000	35,000

DESCRIPTION OF SECURITIES

The securities being offered hereby are:
[ ] Common Stock
[ ] Preferred or Preference Stock
[X] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________
[ ]Other: ____

These securities have:
Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ______________________
Explain:

Are the securities convertible?
[ ] Yes [X] No
If so, state conversion price or formula. Date when conversion becomes effective: ____ /____ /____ Date when conversion expires: ____ /____ /____

(a) If securities are notes or other types of debt securities:
(1) What is the interest rate? 4%
If interest rate is variable or multiple rates, describe: 4% less fees________________
(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe: The term of the notes are 12 years.
(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ____
(4) Is there a trust indenture? [] Yes [X] No
Name, address and telephone number of Trustee
(5) Are the securities callable or subject to redemption? [ ] Yes [X] No

Describe, including redemption prices: ________________________________
(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: ____________
(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination
N/A.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $0
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $0
How much indebtedness is junior (subordinated) to the securities? $0

PLAN OF DISTRIBUTION

We will offer the Notes to our lender members at 100% of their principal amount. The Notes will be offered only by CollectiveSun through the CollectiveSun website, and there will be no underwriters or underwriting discounts.

Financial Suitability Requirements

The Notes are highly risky and speculative. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment.

Lender members that are residents of California must meet certain suitability requirements, described herein. For individual lender members who are California residents who have purchased $2,500 or less of Notes in the past 12 months, the lender member's investment must not exceed 10 percent of his or her net worth. To purchase more than $2,500 of Notes, a California lender member's investment must not exceed 10 percent of his or her net worth, and either: (1) the lender member must have a minimum net worth of at least $65,000 and had minimum gross income of $65,000 during the last tax year and will have (based on a good faith estimate) minimum gross income of $65,000 during the current tax year; or (2) the lender member must have a minimum net worth, exclusive of homes, home furnishings and automobiles, of $250,000. Assets included in the computation of net worth shall be valued at not more than fair market value. For the purpose of this net worth requirement, both a husband and wife may be counted as a single individual.

We are currently seeking to register the offer and sale of our Notes in California, but may expand to future states if we see fit. As part of this process, we expect that states in addition to California, will impose minimum financial suitability standards and maximum investment limits for lender members who reside in their states. Should this occur we will set forth these requirements in a supplement to this prospectus. Under the lender registration agreement, lender members are required to represent and warrant that they satisfy the applicable minimum financial suitability standards and maximum investment limits of the state in which they reside. Lender members who fail to satisfy any such requirements will not be permitted to purchase Notes.

SUMMARY OF MATERIAL AGREEMENTS

Indenture and Form of Notes

General

Borrower Payment Dependent Notes or "CollectiveSun Borrower Notes," or "Notes" will be issued in series under the indenture entered into between CollectiveSun and an FBO bank.an indenture trustee (not yet named). Each series of Notes will correspond to one borrower loan. Each series of Notes are dependent for payment on payments we receive on one borrower loan.

All Notes will be U.S. dollar denominated, fully amortizing and have a fixed rate of interest. The CollectiveSun Borrower Notes will have a stated interest rate that is the same as the yield percentage for the corresponding borrower loan as determined by the auction bidding process, and an aggregate stated principal amount equal to the principal amount of the corresponding borrower loan. Notwithstanding the foregoing, we have no obligation to make any payments on the Notes unless, and then only to the extent that, we have received payments on the corresponding borrower loan. The CollectiveSun Borrower Notes will also be subject to full or partial prepayment without penalty.

The indenture will not limit the aggregate principal amount of Notes that CollectiveSun can issue under the indenture, but each series of CollectiveSun Borrower Notes will be effectively limited to the maximum allowable principal amount (currently $50,000) of a borrower loan. If in the future we change the maximum allowable borrower loan amount, then the maximum aggregate principal amount of CollectiveSun Borrower Notes per series would also increase. The aggregate principal amount of CollectiveSun Borrower Notes of each series will equal the principal amount of the corresponding borrower loan. We will use proceeds we receive from sales of the Notes to fund the corresponding borrower loans.

Maturity Dates

CollectiveSun Borrower Notes currently have a term of twelve years, but CollectiveSun anticipates in the near future extending available maturity dates to between ten years to fifteen years. If there are amounts owing to CollectiveSun in respect of the corresponding borrower loan at the initial maturity of a Note, the term of the Note will be automatically extended by one year, which we refer to as the "final maturity," to allow the Note holder to receive any payments that we receive on the corresponding borrower loan after the maturity of the corresponding borrower loan. However, because we may, in our sole discretion and subject to our servicing standard, amend, modify, sell to a third-party debt purchaser or charge off the borrower loan at any time after the 31st day of its delinquency, and we generally will charge off a loan after it becomes more than 120 days past due, such borrower loan may never reach the final maturity date. Following the final maturity of a Note, the holder of that Note will have no right to receive any further payments from CollectiveSun even if the borrower under the corresponding borrower loan, or a bankruptcy trustee, subsequently remits payments to CollectiveSun or the servicer of the borrower loan.

Ranking

The Notes will be unsecured special, limited obligations of CollectiveSun. CollectiveSun will be obligated to make payments on each Note in a series only if and to the extent that CollectiveSun receives principal or interest payments from the borrower on the corresponding borrower loan issued by CollectiveSun with the proceeds of that series, and such borrower loan payments will be shared ratably among all owners of Notes of the series, subject to CollectiveSun's servicing fees. In the event of a bankruptcy or similar proceeding of CollectiveSun, the relative rights of the holder of a Note as compared to the holders of other unsecured indebtedness of CollectiveSun with respect to payment from the proceeds of the borrower loan corresponding to that Note or other assets of CollectiveSun is uncertain. To limit the risk of CollectiveSun's insolvency,

CollectiveSun will grant the trustee under the indenture for the Notes, referred to as the "indenture trustee," a security interest in CollectiveSun's right to payment under, and all proceeds received by CollectiveSun on, the corresponding borrower loans and in the bank account in which the borrower loan payments are deposited. The indenture trustee may exercise its legal rights to the collateral only if an event of default has occurred under the indenture. We have not yet named or entered into an agreement with a potential indenture trustee.

The indenture will not contain any provisions that would limit CollectiveSun's ability to incur indebtedness in addition to the Notes.

Payments and Paying Agents

Subject to the limitations described below under "Limitations on Payments," we will make payments of principal and interest on the Notes upon receiving borrower loan payments in respect of the corresponding borrower loan, in accordance with the payment schedule for each Note. Each Note will have a payment schedule providing for monthly payments over a term equal to the corresponding borrower loan. The payment dates will fall on the sixth day after the due date for each installment of principal and interest on the corresponding borrower loan.

We request an ACH payment from a borrower on the business day prior to the payment due date, and normally receive payment the following business day. A borrower's loan payment is initially deposited in our servicing account upon receipt and is not distributed to the lender member's funding account until the sixth business day after the ACH payment was requested and the short return window for ACH funds has expired. Lenders members can review their account statement online and see that it received payment on the Notes on the sixth business day. Upon maturity of the Note, the same process occurs. Although payment to lender members under the Notes is made six business days after the applicable payment and maturity date, CollectiveSun treats the payment date and maturity date of the Note to be the same as the dates set forth in the corresponding borrower loan.

The stated interest rate on each Note will be the final lender yield percentage as determined by CollectiveSun. The yield percentage that lender members bid is net of the servicing fee applicable to the loan described in the listing. The stated interest rate on each Note will not be the same as the interest rate on the corresponding borrower loan because it takes into account the servicing fee. Interest will be computed on the Notes in the same manner as the interest on the corresponding borrower loans is computed.

"Business day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is (1) not a day on which the Automated Clearing House system operated by the U.S. Federal Reserve Bank (the "ACH System") is closed and (2) not a day on which banking institutions in San Francisco, California or New York, New York are authorized or obligated to close.

Limitations on Payments

Subject to the servicing fees described below, any amounts received from borrowers on borrower loans will be forwarded by CollectiveSun to the holder of the Notes corresponding to the borrower loan. Each holder of a Note's right to receive principal and interest payments and other amounts in respect of that Note is limited in all cases to the holder's pro rata portion of the amounts received by CollectiveSun in connection with the corresponding borrower loan, including without limitation, all payments or prepayments of principal and interest, subject to servicing fees charged by CollectiveSun. As compensation for servicing the borrower loans and

Notes, CollectiveSun shall be entitled to retain from payments received on the borrower loans a servicing fee. CollectiveSun's servicing fee rates are subject to change from time to time, and are posted in the Fees and Charges section of the CollectiveSun website. CollectiveSun will service the CollectiveSun Borrower Notes and the corresponding borrower loans, and currently charges lenders a servicing fee in an amount equal to $4.95 per month divided pro rata among all of the holders of a note for a particular corresponding borrower loan. Servicing fees will reduce the effective yield on borrower loans below the borrower interest rate. The servicing fee rate will be disclosed in all borrower listings. The servicing fee is payable on all payments received on borrower loans corresponding to the Notes, including without limitation partial payments made toward a borrower's loan. We will not pay you any non-sufficient funds fees or collection fees we or a third-party charge, and such fees will be retained by the party receiving the fee as additional servicing compensation. CollectiveSun will pay you any late fees we receive on borrower loans. Any prepayments received on borrower loans corresponding to Notes will be paid ratably to the Note holders.

The "non-sufficient funds fee" is a fee charged by CollectiveSun or a third-party servicer or collection agency when a payment request is denied or a check is returned unpaid for any reason, including but not limited to, insufficient funds in the borrower member's bank account or the closing of that bank account. The non-sufficient funds fee currently charged by CollectiveSun on borrower loans is $15 or such lesser amount permitted by law. To the extent we do not receive the anticipated payments on a borrower loan, we will not make any payments on the Notes related to that borrower loan, and a holder of a Note will not have any rights against CollectiveSun or the borrower member in respect of the Note or the borrower loan corresponding to such holder's Note.

Prepayments

To the extent that a borrower member prepays a corresponding borrower loan, such prepayment amount will be a borrower loan payment and holders of Notes related to that corresponding borrower loan will be entitled to receive their pro rata shares of the prepayment, net of applicable servicing fees.

Mandatory Redemption

Upon the occurrence of a confirmed identity fraud incident with respect to a borrower loan, CollectiveSun will redeem all of the Notes of the series corresponding to such borrower loan for 100% of the remaining outstanding principal amount of such Notes. An "identity fraud incident" means that the corresponding borrower loan has been obtained as a result of verifiable identity theft on the part of the purported borrower member. We may, in our discretion, require proof of the identity theft, such as a copy of the police report filed by the person whose identity was wrongfully used to obtain the corresponding borrower loan.

Servicing Covenant

We are obligated to use commercially reasonable efforts to service and collect borrower loans, in good faith, accurately and in accordance with industry standards customary for servicing loans such as the borrower loans. If we refer a delinquent borrower loan to a collection agency within ten (10) business days after it becomes thirty days past-due, that referral shall be deemed to constitute commercially reasonable servicing and collection efforts. We may, in our sole discretion and subject to our servicing standard, refer a borrower loan to a collection agency at any time, or elect to initiate legal action to collect a borrower loan or sell a borrower loan to a third party debt buyer at any time. We may also work with the borrower member to structure a new payment plan for the borrower loan without the consent of any holder of the Notes corresponding to the borrower loan. We will also be obligated to use commercially reasonable efforts to maintain backup servicing arrangements providing for the servicing of the borrower loans. In servicing borrower loans we may, in our discretion, utilize affiliated or unaffiliated third party loan servicers, collection agencies or other agents or contractors. CollectiveSun is obligated to use commercially reasonable efforts to service and collect the borrower loans in accordance with prudent industry standards for loans of the same general type and character. Any modification or restructuring of borrower payment terms must be done in compliance with this servicing standard, which means that the servicer must make a reasonable and prudent determination that any such modification is not materially adverse to the interests of the Note holders. The modifications contemplated by this servicing provision would be in situations, common to loan servicing industry practices, where a reasonable forbearance or extension of time for payment to be received would prevent a borrower from defaulting entirely on the loan or filing for bankruptcy. From the lender's perspective, such modifications would only be employed in situations where a greater loss would be avoided.

In the event the terms of any borrower loan are modified, we will notify the lender members via email of the material terms of the borrower loan modifications and the effect such changes will have on their Notes, including changes to payments they will receive under the Notes.

Notification Requirements

Under the lender registration agreement, we agree to notify lender members within 90 days after we become aware that we have breached our representations and warranties under the lender registration agreement and notify them that we have elected to cure the breach or repurchase the applicable Note. We keep lender members apprised of the delinquency status of borrower loans by identifying delinquent loans on our website as "1 month late," "2 months late," "3 months late," or "current." Borrower loans that become more than 120 days overdue are charged off and designated as such on our website. Lender members are able to monitor the borrower loans corresponding to their Notes, but cannot participate in or otherwise intervene in the collection process.

If a default with respect to the Notes of any series occurs and is continuing and if it is known to the trustee, the trustee is required to notify each holder of the Notes the subject of a default within 90 days after it occurs. The trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the interests of the holders of the Notes of such series, except for defaults caused by CollectiveSun failure to make principal and interest payments when required.

In addition, if required by Section 313(a) of the Trust Indenture Act of 1939, within 60 days after each May 15 beginning with the May 15 following the date of the Indenture, the Trustee shall mail or transmit electronically to each holder of Notes a brief report dated as of such May 15 that complies with Trust Indenture Act Section 313(a).

Consolidation, Merger, Sale of Assets

The indenture prohibits us from consolidating with or merging into another business entity or conveying, transferring or leasing our properties and assets substantially as an entirety to any business entity, unless:

· the surviving or acquiring entity is a U.S. corporation, limited liability company, partnership or trust and it expressly assumes our obligations with respect to the outstanding Notes by executing a supplemental indenture;

· immediately after giving effect to the transaction, no default shall have occurred or be continuing; and

· we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the transaction, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, complies with the indenture and all conditions precedent relating to such transaction have been complied with.

Denominations, Form and Registration

We will issue the Notes only in registered form and only in electronic form. This means that each Note will be stored on our website. You can view a record of the Notes you own and the form of your Notes online and print copies for your records, by visiting your secure, password-protected webpage in the "My Account" section of our website. We will not issue certificates for the Notes. Lender members will be required to hold their Notes through our electronic Note register.

The laws of some states in the United States may require that certain persons take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability of such persons to purchase Notes. We reserve the right to issue certificated Notes only if we determine not to have the Notes held solely in electronic form.

We and the trustee will treat the lender members in whose names the Notes are registered as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever with respect to the Notes.

Restrictions on Transfer

The Notes will not be listed on any securities exchange. All Notes must be held by our lender members.

No Sinking Fund

The Notes are fully amortizing and will not have the benefit of a sinking fund.

Events of Default

Under the terms of the indenture, any of the following events will constitute an event of default for a series of Notes:

· our failure to make required payments on the Notes for thirty days past the applicable due date;

· our failure to perform, or the breach of, any other covenant for the benefit of the holders of the Notes of such series which continues for 90 days after written notice from the Trustee or holders of 25% of the outstanding principal amount of the debt securities of all series for which such default exists as provided in the indenture, subject to an additional 90 day cure period; or

· specified events relating to our bankruptcy, insolvency or reorganization.

It is not a default or event of default under the terms of the indenture if we do not make payments when a borrower does not make payments on the borrower loan corresponding with the particular series of Notes. In that case, we are not required to make payments on the Notes, so no default occurs. See "Risk Factors—Risks Related to Borrower Default," for more information. An event of default with respect to one series of Notes is not automatically an event of default for any other series.

To limit the risk of CollectiveSun's insolvency, CollectiveSun plans to grant an indenture trustee a security interest in CollectiveSun's right to payment under, and all proceeds received by CollectiveSun on, the corresponding borrower loans and in the bank account in which the borrower loan payments are deposited. The indenture trustee may exercise its legal rights to the collateral only if an event of default has occurred under the indenture. Only the indenture trustee, not the holders of the Notes, will have a secured claim to the above collateral.

If an event of default occurs due to bankruptcy, insolvency or reorganization as provided in the indenture, then the stated principal amount of the Notes shall become due and payable immediately without any act by the trustee or any holder of Notes.

The holders of a majority in aggregate principal amount of the outstanding Notes of any series, by notice to the trustee (and without notice to any other holder of Notes), may on behalf of the holders of all Notes of the series waive an existing default with respect to such Notes and its consequences except (1) a default in the payment of amounts due in respect of such Notes or (2) a default in respect of a provision of the indenture that cannot be amended without the consent of each holder affected by such waiver. When a default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other default or impair any consequent right.

A holder of any Note of any series may not institute a suit against us for enforcement of such holder's rights under the indenture or pursue any other remedy with respect to the indenture or the Notes unless:

· the holder gives to the trustee written notice stating that an event of default with respect to the Notes is continuing;

· the holders of at least 25% in aggregate principal amount of the outstanding Notes of that series make a written request to the trustee to pursue the remedy;

· such holder or holders offer to the trustee security or indemnity satisfactory to it against any loss, liability or expense satisfactory to the trustee;

· the trustee does not comply with the request within 60 days after receipt of the notice, the request and the offer of security or indemnity; and

· the holders of a majority in aggregate principal amount of the outstanding Notes of that series do not give the trustee a direction inconsistent with such request during such 60-day period.

The indenture will require us every year to deliver to the trustee a statement as to performance of our obligations under the indenture and as to any defaults.

Satisfaction and Discharge of the Indenture

The indenture will generally cease to be of any further effect with respect to a series of Notes if:

·all of the Notes of that series (with certain limited exceptions) have been delivered for cancellation; or

·all Notes of that series not previously delivered for cancellation have become due and payable or will become due and payable within one year and we have deposited with the trustee as trust funds the entire amount sufficient to pay at maturity all of the amounts due with respect to those Notes.

In either case, we must also pay or cause to be paid all other sums payable under the indenture by us and deliver to the trustee an officers' certificate and opinion of counsel stating that all conditions precedent to the satisfaction and discharge of the indenture have been complied with.

The indenture does not contain any provisions for legal or covenant defeasance of the Notes.

Governing Law

The indenture and the Notes will be governed by the laws of the State of California without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction.

Information Concerning the Trustee

CollectiveSun will select a commercial bank to serve as the trustee under the indenture. From time to time, we maintain deposit accounts and conduct other banking transactions with the trustee and its affiliates in the ordinary course of business. If and when the trustee becomes a creditor of ours, the trustee will be subject to the provisions of the Trust Indenture Act regarding the collection of claims against us. The trustee and its affiliates will be permitted to engage in other transactions; however, if they acquire any conflicting interest, the conflict must be eliminated or the trustee must resign.

Lender Registration Agreement

When a lender member registers on the platform, the lender member enters into a lender registration agreement with us that governs the lender member's purchases of Notes from time to time from us. Under the agreement, we provide the lender member the opportunity through the platform to review borrower loan requests and purchase Notes and instruct us to apply the proceeds from the sale of each Note to facilitate the funding of, and our purchase of, a specific borrower loan the lender member has designated.

Under the agreement, the lender member must commit to purchase a Note prior to the origination of the borrower loan to which the Note corresponds. At the time the lender member commits to purchase a Note by bidding on a listing the lender member must have sufficient funds in the lender member's account with us to complete the purchase, and the lender member will not have access to those funds for as long as the lender member is a winning bidder on the listing. Once the lender member makes a purchase commitment by bidding, it is irrevocable. If the borrower listing does not receive purchase commitments for Notes totaling the amount of the requested borrower loan, then we will inform the lender member and release him or her from the purchase commitment.

The lender member agrees that the lender member has no right to collect or attempt to collect from any borrower, directly or through any third party, any amount owing under any of the lender member's Notes or on any of the borrower loans that correspond to the lender member's Notes.

The lender member acknowledges that the Notes are intended to be debt instruments issued by CollectiveSun that have original issue discount (OID) for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the Notes for tax, accounting, or other purposes, unless required by law. The lender member also acknowledges that the Notes will be subject to the OID rules of the Internal Revenue Code of 1986, as amended, as described below under "About the Platform—Material U.S. Federal Income Tax Considerations—Taxation of Payments on the Notes."

Representations and Warranties

The agreement describes the limitations on payments on the Notes, and the lender member acknowledges that:

· payment on the Notes, if any, depends entirely on the receipt of payments by CollectiveSun in respect of the corresponding borrower loan;

· CollectiveSun does not warrant or guarantee in any manner that the lender member will receive all or any portion of the principal or interest the lender member expects to receive on any Note or realize any particular or expected rate of return;

· the amount received on a Note, if any, is specifically restricted to payments made by CollectiveSun equal to the payments made by the borrower under the corresponding borrower loan, net of servicing fees;

· we do not make any representations as to a borrower's ability to pay and do not act as a guarantor of any corresponding borrower loan payment or payments by any borrower.

Under the agreement, the lender member represents and warrants to CollectiveSun that:

· the lender member has not made a decision in connection with any loan requests on our platform on any prohibited basis set forth in the Equal Credit Opportunity Act and Regulation B or any applicable state or local laws, regulations, rules or ordinances concerning credit discrimination;

· the lender member meets minimum financial suitability standards and maximum investment limits established for the platform or the Note Trader platform, as then in effect, or as set forth in a supplement to the prospectus for residents of the state in which lender member resides and agrees to provide us with any additional documentation as we may require to verify such compliance;

·the lender member has received the prospectus and the indenture, including the form of Note;

·the lender member has the legal competence and capacity, or corporate power and authority, to execute and perform the lender registration agreement and the lender registration agreement has been duly authorized, executed and delivered;

·the lender member has complied in all material respects with applicable federal, state and local laws in connection with the lender member's execution and performance of the lender member's obligations under the lender registration agreement;

·if the lender member is a legal entity, the execution and performance of the lender registration agreement does not violate any provision of its charter documents; and

·if the lender member is a legal entity, the execution and performance of the lender registration agreement will not constitute or result in a breach or default under, or conflict with, any legal requirement or any agreement to which the lender member is bound.

Under the agreement, CollectiveSun represents and warrants to the lender member that:

· we have complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Note;

·the Note has been duly authorized and, following payment of the purchase price by the lender member and electronic execution, authentication and delivery, the Note will constitute a valid and binding obligation of CollectiveSun enforceable against CollectiveSun in accordance with its terms, except as the enforcement of the Note may be limited by applicable bankruptcy, insolvency or similar laws;

· prior to a lender member's purchase of a Note, the loan proceeds have been fully disbursed to the borrower under the corresponding borrower loan;

· CollectiveSun has made commercially reasonable efforts to authenticate and verify the identity of the borrower obligated on the borrower loan that correspond to the Note; and

We also represent and warrant to the lender member that in the event of a material default under a Note that is the result of verifiable identity theft of the named borrower's identity, determined in our sole discretion, that we will repurchase the Note by crediting the lender member's CollectiveSun funding account with the remaining unpaid principal balance of the Note. CollectiveSun is not required to repurchase a Note under this provision until such Note is at least 120 days past-due, although CollectiveSun may elect to do so earlier in its sole discretion. The lender member agrees that in such circumstances the lender member will have no rights with respect to any such Notes except the crediting of the remaining principal balance of the Note to the lender member's account.

In addition, we represent and warrant to the lender member, as of the date of the agreement and the date a commitment to purchase a Note is made, that:

· we are a duly organized and validly existing corporation in good standing under the laws of California and have corporate power to enter into and perform our obligations under the agreement;

· the agreement has been duly authorized, executed and delivered by CollectiveSun; and

· the Indenture has been duly authorized by CollectiveSun and qualified under the Trust Indenture Act of 1939 and constitutes a valid and binding agreement of CollectiveSun, enforceable against CollectiveSun in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws.

Remedies

If we breach any of our representations and warranties and such breach materially and adversely affects a lender member's interest in a Note, we agree to,

· cure the breach, if the breach is susceptible to cure,

· repurchase the Note, or

· indemnify and hold the lender member harmless against all losses (including losses resulting from the nonpayment of the Note), damages, expenses, legal fees, costs and judgments resulting from any claim, demand or defense arising as a result of the breach.

We will determine, in our sole discretion, if a breach is susceptible to cure, whether to cure such breach, repurchase the Note or indemnify the lender member with respect to the Note. If we elect to repurchase a Note, we will pay the lender member an amount equal to the remaining outstanding principal balance of the Note as of the date of repurchase. Upon any repurchase, the Note is transferred and assigned to CollectiveSun, without recourse, and we are authorized to execute any endorsements or assignments necessary to effectuate the transfer and assignment of the Note on behalf of the lender member.

We will notify a lender member within 90 days after we become aware that we have breached our representations and warranties under the agreement such that cure or repurchase of the Note is required, at which time we will notify the lender member of our election to cure the breach or repurchase the note.

We are not obligated to repurchase a Note from a lender member if his or her investment is not realized in whole or in part due to fraud (other than verifiable identity theft) in connection with a listing or due to false or inaccurate statements or omissions of fact in a borrower's listing, whether in credit data, borrower representations, user recommendations or similar indicia of borrower intent and ability to repay the Notes.

Servicing

The agreement provides that we will use commercially reasonable efforts to service and collect the borrower loans in accordance with industry standards customary for loans of the same general type and character as the borrower loans.

The agreement also provides that we will service all Notes, and all borrower loans, both before and after default. Any amounts received by CollectiveSun on borrower loans will be forwarded to the holders of the Notes corresponding to the borrower loan, subject to applicable servicing fees. In servicing borrower loans, we may, in our discretion, utilize affiliated or unaffiliated third party loan servicers, repossessors, collection agencies or other agents or contractors.

The agreement also provides that referral of a delinquent borrower loan to a collection agency within ten (10) business days after it becomes thirty-one days past-due shall be deemed to constitute commercially reasonable servicing and collection efforts. CollectiveSun and any third-party servicer servicing a borrower loan shall have the right, without the lender member's consent, subject to the foregoing servicing standard, to change the payment date or reduce the principal amount or the rate of interest or the place and manner of making loan payments on a borrower loan, or amend or waive any other term of such borrower loan, or charge off any borrower loan that CollectiveSun or a third-party servicer servicing the borrower loan deems uncollectible.

The agreement provides that we shall be entitled to retain from payments received on the borrower loans a servicing fee calculated by the application of an monthly servicing fee, and that our servicing fee rates are posted in the Fees and Charges section of the CollectiveSun website, and are subject to change at any time without notice. The applicable servicing fee rate will be disclosed in all listings. The Agreement provides that the servicing fee on each Note will be the amount of the servicing fee in effect at the time the listing for the loan evidenced by the Note was posted, and will remain unchanged for the term of the Note.

Servicing fees are payable monthly by deduction from each lender member's share of a loan payment by the borrower. Lender members will not receive non-sufficient funds fees or collection fees we or a third-party servicer or collection agency charge, and such fees will be retained by the party receiving the fee as additional servicing compensation. We will pay lender members any late fees we receive on borrower loans. Any prepayments received on borrower loans will be paid ratably to the Note holders, subject to applicable servicing fees.

Borrower Registration Agreement

When a borrower member registers on the platform, the borrower member enters into a borrower registration agreement with us that governs any loan obtained by the borrower member. Under the agreement, we provide the borrower member the opportunity, through the platform to post loan requests or "listings" for lender members who may be interested in bidding to facilitate the funding of a loan to the borrower member by CollectiveSun.

Under the agreement, the borrower member must authorize us to obtain their credit report from a consumer credit reporting agency. The borrower member authorizes us to verify information on their credit report, and agrees that we may contact third parties to verify any such information. The borrower member authorizes us to obtain their credit report each time the borrower member posts a listing, except that we may not obtain a new credit report when the borrower member posts a listing within thirty (30) days following the posting of an earlier listing.

Under the agreement, to post a listing the borrower member agrees to provide the amount of the loan requested. The borrower member must also provide his or her annual income, occupation and employment status. Each listing that a borrower member posts is a request for a loan in the amount specified in the listing, at the interest rate set forth in the listing, should the listing be matched with a bid in, or bids totaling the amount of the borrower member's requested loan. The borrower member agrees that he or she will have the right to withdraw the listing at any time prior to expiration of the listing; however, the borrower member does not have the right to rescind any loan. Borrower members agree not use the CollectiveSun website to obtain, or attempt to obtain, a loan for someone other than themselves.

Under the agreement, borrower members agree that CollectiveSun lender members will be able to review their posted listings, and facilitate the funding of borrower loans by committing funds to the purchase of Notes issued by CollectiveSun to these lenders, that are dependent for payment on the payments received from the borrower members on their borrower loans. Our auction platform automatically matches borrower member listings with any lender bid that specifies a yield percentage. A match of a borrower member's listing with one or more bids in the full amount of the requested loan amount will result in a loan from CollectiveSun to the borrower member, subject to our right to verify the information as provided in the agreement.

The borrower members agree that if a loan is received, they must pay CollectiveSun an origination fee. The current fee amount is posted in the Fees and Charges section of CollectiveSun's website. If the borrower member does not make their loan payments on time, CollectiveSun or any subsequent owner of the loan will have all of the remedies authorized or permitted by the promissory note and applicable law. In addition, if the borrower fails to make timely payments on the loan, the borrower member's loan may be referred to a collection agency for collection. We may report loan payment delinquencies in excess of thirty (30) days to one or more consumer reporting agencies in accordance with applicable law.

CollectiveSun does not warrant or guarantee (1) that a borrower member's listing will be matched with any bids, or (2) that a borrower member will receive a loan as a result of posting a listing.

CollectiveSun may in its sole discretion, with or without cause, terminate the agreement at any time by giving the borrower member notice. CollectiveSun also has the right to change any term or provision of the agreement or of the CollectiveSun Terms and Conditions, provided, however, CollectiveSun does not have the right to change any term or provision of a promissory note evidencing a loan to which the borrower member is a party except as authorized in the promissory note.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

The following table sets forth information about our executive officers and directors as of the date of this prospectus:

Lee Barken, 36, Managing Member since inception. Mr. Barken is our sole Member of the Company. Prior to founding CollectiveSun, Mr. Barken worked as an IT auditor and information technology specialist for Ernst & Young, KPMG and various contract positions. He holds a BA in Accounting from San Diego State University.

Limitations on Managers' and Managing Members' Liability and Indemnification Agreements

As permitted by California law, our amended and restated certificate of organization and operating agreement contain provisions that limit or eliminate the personal liability of our directors for breaches of duty to the corporation. Our amended and restated certificate of organization and operating agreement limit the liability of directors to the fullest extent permitted under California law. California law provides that management of a limited liability company will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our Members;
- any act or omission not in good faith, believed to be contrary to the interests of the company or its members, involving reckless disregard for the director's duty, for acts that involve an unexcused pattern of inattention that amounts to an abdication of duty, or that involves intentional misconduct or knowing or culpable violation of law;

- any unlawful payments related to dividends, unlawful stock repurchases, redemptions, loans, guarantees or other distributions; or
- any transaction from which the director derived an improper personal benefit.

These limitations do not affect the availability of equitable remedies, including injunctive relief or rescission. As permitted by California law, our amended and restated certificate of organization and operating agreement also provide that:

- we will indemnify our directors and managers to the fullest extent permitted by law;
- we may indemnify our other employees and other agents to the same extent that we indemnify our managers and directors; and
- we will advance expenses to our directors and managers in connection with a legal proceeding, and may advance expenses to any employee or agent; provided, however, that such advancement of expenses shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person was not entitled to be indemnified.

The indemnification provisions contained in our amended and restated certificate of organization and operating agreement are not exclusive.

DIRECTORS OF THE COMPANY

We currently do not have a Board of Directors. When our business becomes more established, we hire additional employees, and have a greater need, the Manager will work towards establishing a proper Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information regarding the compensation earned during the year ended December 31, 2011 and for the quarter ended March 31, 2012 by each person serving during the fiscal year ended December 31, 2011 and for the quarter ended March 31, 2012 as our principal executive officer or other executive officer, who we collectively refer to as our "named executive officers" or "Manager"

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation(1)
Lee Barken, Manager	2011	$0	$0	$0	100 units
Lee Barken, Manager	2012	$0	$0	$0	$0

For his organizing of our Company, the business plan development, putting together of this offering, our initial capitalization of $35,000, and other related services, our Manager, Lee Barken, was awarded 100% of the available units of the Company.

TRANSACTIONS WITH RELATED PERSONS

Since our inception, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates and immediate family members of our directors, executive officers (or our "Manager") and 5% Unit holders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Lee Barken, our Manager, was issued 100% of the units available of the Company. There are no other Members of the Company.

Participation in Our Platform

Our Manager and 5% Member may bid on and purchase loans originated through the platform from time to time and in the future. The loans will be obtained on terms and conditions that are not more favorable than those obtained by other lenders.

Financing Arrangements with Significant Members, Managers, Directors and Officers

None.

Our operating agreement provides that we will indemnify our Manager to the fullest extent permitted by California law.

LITIGATION

From time to time, the Company may be subject to litigation. However, at the time of this Offering, the Company knew of no pending litigation and is currently not subject to any judgments, liens or litigation.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth the material U.S. federal income tax considerations generally applicable to our lender members who purchase Notes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder ("Treasury Regulations"), administrative pronouncements of the U.S. Internal Revenue Service ("IRS") and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis, and could affect the U.S. federal income tax consequences described below.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a particular lender member's circumstances, and does not discuss any aspect of U.S. federal tax law other than income taxation or any state, local or non-U.S. tax consequences of the purchase, ownership and disposition of the Notes. This discussion applies only to lender members who hold the Notes as capital assets within the meaning of the Code (generally, property held for investment). This discussion does not address U.S. federal income tax considerations applicable to lender members that may be subject to special tax rules, such as:

- securities dealers or brokers, or traders in securities electing mark-to-market treatment;
- banks, thrifts or other financial institutions;
- insurance companies;
- regulated investment companies or real estate investment trusts;
- tax-exempt organizations;
- persons holding Notes as part of a "straddle," "hedge," "synthetic security" or "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment;
- partnerships or other pass-through entities;
- persons subject to the alternative minimum tax;
- certain former citizens or residents of the United States;
- non-U.S. Holders (as defined below); or
- "U.S. Holders" (as defined below) whose functional currency is not the U.S. dollar.

As used herein, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person. A "Non-U.S. Holder" is any beneficial owner of a Note that, for U.S. federal income tax purposes, is not a U.S. Holder and that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partnership holding Notes, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes by the partnership.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL

OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE LENDER MEMBERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Taxation of the Notes

In General

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Notes as our debt instruments that have original issue discount ("OID") for U.S. federal income tax purposes. Where required, we intend to file information returns with the IRS in accordance with such treatment unless there is a change or clarification in the law, by regulation or otherwise, that would require a different characterization of the Notes.

You should be aware, however, that the U.S. Internal Revenue Service ("IRS") is not bound by our characterization of the Notes and the IRS or a court may take a different position with respect to the Notes' proper characterization. For example, the IRS could determine that, in substance, each lender member owns a proportionate interest in the corresponding loan for U.S. federal income tax purposes or, for example, the IRS could instead treat the Notes as a different financial instrument (including an equity interest or a derivative financial instrument). Any different characterization could significantly affect the amount, timing, and character of income, gain or loss recognized in respect of a Note. For example, if the Notes are treated as our equity, (i) we would be subject to U.S. federal income tax on income, including interest, accrued on the corresponding loans but would not be entitled to deduct interest or OID on the Notes, and (ii) payments on the Notes would be treated by the holder for U.S. federal income tax purposes as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends-received deduction) to the extent of our earnings and profits as computed for U.S. federal income tax purposes.

A different characterization may significantly reduce the amount available to pay interest on the Notes You are strongly advised to consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership, and disposition of the Notes (including any possible differing treatments of the Notes).

The following discussion assumes that the Notes will be treated as our debt instruments that have OID for U.S. federal income tax purposes. Unless otherwise specified, the following discussion assumes that the Notes will not be subject to the rules governing contingent payment debt instruments.

Taxation of Payments on the Notes

You will generally be required to accrue OID in income as ordinary interest income for U.S. federal income tax purposes, regardless of your regular method of tax accounting. If you hold a Note that has a maturity date of more than one year, you will be required to accrue OID income as ordinary interest income under a "constant yield method." Under this treatment, if a payment on a Note is not made in accordance with the payment schedule in respect of the corresponding loan (for example, because of a late payment on the corresponding loan), you will be required to include an amount of OID in taxable income as interest even if you have not received the actual payment from the corresponding loan.

The Treasury Regulations governing OID provide special rules for determining the amount and accrual of OID for debt instruments that provide for one or more alternative payment schedules applicable upon the occurrence of contingencies. If the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and based on all the facts and circumstances as of the issue date, a single payment schedule for a debt instrument, including the stated payment schedule, is significantly more likely than not to occur, the amount and accrual of OID is determined based on that payment schedule. In addition, under the applicable Treasury Regulations, remote and/or incidental contingencies may generally be ignored. A contingency relating to the amount of a payment is incidental if, under all reasonably expected market conditions, the potential amount of the payment is insignificant relative to the total expected amount of the remaining payments on the debt instrument. A contingency relating to the timing of a payment is incidental if, under all reasonably expected market conditions, the potential difference in the timing of the payment is insignificant.

The Notes provide for one or more alternative payment schedules because we are obligated to make payments on a Note only to the extent that we receive payments on the corresponding loan. The payment schedule for each Note provides for payments of principal and interest (net of the service charge) on the Note in accordance with the payment schedule for the corresponding loan. In addition to scheduled payments, we will prepay a Note to the extent that a borrower member prepays the loan corresponding to the Note, and we will pay late fees collected on a corresponding borrower loan to the holders of the corresponding Borrower Note. Notwithstanding such contingencies, we intend to use the payment schedule of a Note to determine the amount and accrual of OID on the Note because we believe that a Note is significantly more likely than not to be paid in accordance with such payment schedule and/or the likelihood of nonpayment, prepayment or late payment on the loan corresponding to such Note will be remote or incidental. If in the future we determine that the previous sentence does not apply to a Note, we anticipate that we will be required to determine the amount and accrual of OID for such Note pursuant to the rules applicable to contingent payment debt instruments, which are described below, and we shall so notify you.

OID on a Note will equal the excess of the Note's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a Note includes all payments of principal and stated interest on the Note (net of the service charge) under the payment schedule of the Note. The issue price of a Note will generally equal the principal amount of a Note.

The amount of OID includible in income for a taxable year is the sum of the "daily portions" of OID with respect to the Note for each day during the taxable year in which the holder held the Note. The daily portion of OID is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the product of such Note's adjusted issue price at the beginning of the accrual period and its yield to maturity (properly adjusted for the length of the period). We intend to use 30-day accrual periods. The adjusted issue price of a Note at the beginning of any accrual period should be its issue price, increased by the aggregate amount of OID previously accrued with respect to the Note, and decreased by any payments of principal and interest previously made on the Note (net of the service charge). A Note's yield to maturity should be the discount rate that, when used to compute the present value of all payments of principal and interest to be made on the Note (net of the service charge) under the payment schedule of the Note, produces an amount equal to the issue price of such Note.

If a Note is paid in accordance with its payment schedule, the amount of OID includible in income is anticipated to be based on the yield of the Note determined net of the service charge, which yield will be lower than the stated interest rate on the Note. As a result, you will generally be required to include an amount of OID in income that is less than the amount of stated interest paid on the Note.

Cash payments of interest and principal (net of the service charge) under the payment schedule on the Notes will not be separately included in income, but rather will be treated first as payments of previously accrued but unpaid OID and then as payments of principal.

Sale, Retirement or Other Taxable Disposition of Notes

Upon the sale, retirement or other taxable disposition of a Note, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, retirement or other taxable disposition and your adjusted tax basis in the Note. In general, your adjusted tax basis in the Note will equal your cost for the Note, increased by any OID and market discount previously included in gross income by you, as discussed below, and reduced by any payments previously received by you in respect of the Note.

Except as discussed below with respect to a Note subject to rules governing market discount, contingent payment debt instruments, or the special rules applicable to short-term obligations, your gain or loss on the taxable disposition of the Note generally will be long-term capital gain or loss if the Note has been held for more than one year and short-term otherwise. The deductibility of capital losses is subject to limitations.

Prepayments

If we prepay a note in full, the Note will be treated as retired and, as described above, you will generally have gain or loss equal to the difference, if any, between the amount realized upon the retirement and your adjusted tax basis in the Note. If we prepay a Note in part, a portion of the Note will be treated as retired. Generally, for purposes of determining (i) your gain or loss attributable to the portion of the Note retired and (ii) your OID accruals on the portion of the Note remaining outstanding, the adjusted issue price, your adjusted tax basis, and the accrued but unpaid OID of the Note, determined immediately before the prepayment, will be allocated between the two portions of the Note based on the portion of the Note that is treated as retired. The yield to maturity of a Note is not affected by a partial prepayment.

Late Payments

As discussed above, late fees collected on borrower loans corresponding to the CollectiveSun Borrower Notes will generally be paid to you. We anticipate that any late fees paid will be insignificant relative to the total expected amount of the remaining payments on the Note. In such case, any late fees paid to you should be taxable as ordinary income at the time such fees are paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Nonpayment of Loans Corresponding to Note — Automatic Extension

In the event that we do not make scheduled payments on a Note as a result of nonpayment by a borrower member on the loan corresponding to the Note, you must continue to accrue and include OID on a Note in taxable income until the initial maturity date or, in the case of an automatic extension, the final maturity date, except as described below. Solely for purposes of the OID rules, the Note may be treated as retired and reissued on the scheduled payment date for an amount equal to the Note's adjusted issue price on that date. As a result of such reissuance, the amount and accrual of OID on the Note may change. At the time of the deemed reissuance, due to nonpayment by the borrower member, we may not be able to conclude that it is significantly more likely than not that the Note will be paid in accordance with one payment schedule and/or that the likelihood of future nonpayment, prepayment, or late payment by the borrower member on the loan corresponding to such Note will be remote or incidental. Accordingly, the Note may become subject to the contingent payment debt instrument rules (which are discussed in more detail below). In addition, in the event that a Note's maturity date is automatically extended because amounts remain due and payable on the initial maturity date by the borrower member on the loan corresponding to the Note, the Note likely will be treated as reissued and become subject to the contingent payment debt instrument rules. If we determine that a Note is subject to the contingent payment debt instrument rules as a result of such a reissuance, we will notify you and provide the projected payment schedule and comparable yield.

If collection on a Note becomes doubtful, you may be able to stop accruing OID on the Note. Under current IRS guidance, it is not clear whether you may stop accruing OID if scheduled payments on a Note are not made. You should consult your own tax advisor regarding the accrual and inclusion of OID in income when collection on a Note becomes doubtful.

Losses as a Result of Worthlessness

In the event that a Note becomes wholly worthless, if you are an individual, and you did not acquire the Note as part of your trade or business, you should generally be entitled to deduct your loss on the Note as a short-term capital loss in the taxable year the Note becomes wholly worthless. The portion of your loss attributable to accrued but unpaid OID may be deductible as an ordinary loss, although such treatment is not entirely free from doubt. Under Section 166 of the Code, if you are a corporation, or if you are an individual and you acquired your Notes as part of a trade or business, you should generally be entitled to deduct any loss sustained during the taxable year on account of a Note becoming wholly or partially worthless as an ordinary loss. You should consult your own tax advisor regarding the character and timing of losses attributable to Notes that become worthless in whole or in part.

Potential Characterization as Contingent Payment Debt Instruments

Although we believe our intended treatment of a Note as our debt instrument that is not subject to the contingent payment debt instrument rules is reasonable, our position is not binding on the IRS or a court of competent jurisdiction and we cannot predict what the IRS or a court would ultimately decide with respect to the proper U.S. federal income tax treatment of the Notes. Accordingly, there exists a risk that the IRS or a court could determine that the Notes are "contingent payment debt instruments" because payments on the Notes are linked to performance on the corresponding loan. If the Notes are characterized as contingent payment debt instruments, or in the future, if we conclude that a Note is subject to the contingent payment debt instrument rules, the Notes would be subject to special rules applicable to contingent payment debt instruments. If these rules were to apply, you would generally be required to accrue interest income under the noncontingent bond method. Under this method, interest would be taken into account whether or not the amount of any payment is fixed or determinable in the taxable year. The amount of interest that would be taken into account would generally be determined by constructing a hypothetical noncontingent bond, which is based on a "comparable yield" (generally, a hypothetical yield to be applied to determine interest accruals with respect to the

Note, and which can be no less than the applicable federal rate) and a "projected payment schedule" (generally, a series of projected payments, the amount and timing of which would produce a yield to maturity on that Note equal to the comparable yield). Based on the comparable yield and the projected payment schedule, you will generally be required to accrue as OID the sum of the daily portions of interest for each day in the taxable year that you held the Note, adjusted to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Note. The daily portions of interest are determined by allocating to each day in an accrual period the ratable portion of interest that accrues in such accrual period. The amount of interest you may accrue under this method could be higher or lower than the stated interest rate on the Notes. In addition, any gain recognized on the sale, exchange or retirement of your Note will generally be treated as ordinary interest income, and any loss will be treated as ordinary loss to the extent of prior OID inclusions, and then as capital loss thereafter.

Short-Term Notes

The following discussion applies to Notes that have a maturity of one year or less from the date of issue ("Short-Term Notes"). There are special rules that address the U.S. federal income taxation of Short-Term Notes that you should be aware of. These rules are not entirely clear in all situations. Accordingly, you are strongly advised to consult your own tax advisor with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of Short-Term Notes.

In general, the Treasury Regulations provide that, in the case of a debt instrument with a maturity date of one year or less, no payments of interest are considered qualified stated interest. This means that a Short-Term Note is treated as having OID equal to the excess of the total payments on the obligation over its issue price. In general, if you are a cash method taxpayer, you should not be required to recognize interest income until actual or constructive receipt of payment, unless you elect to accrue OID in income on a current basis under either a straight-line or a constant yield method. If you do not elect to currently include accrued OID in income, you will not be allowed to deduct any of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry the Note (in an amount not exceeding the deferred income), and instead you will be required to defer deductions for such interest until the deferred income is realized upon the maturity of the Note or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you elect to include accrued OID in income on a current basis, the limitation on the deductibility of interest will not apply. Upon disposition of a Short-Term Note, you will be required to characterize some or all of the gain realized on a sale, exchange or retirement of the Note as ordinary income. The amount characterized as ordinary income upon such disposition will generally equal an amount of OID that would have accrued under a straight-line basis or, if you so elect, an amount of OID that would have accrued under a constant yield method. If you are an accrual method taxpayer, you will generally be required to accrue OID in income on a current basis on either a straight-line basis or, at your election, under the constant yield method based on daily compounding. It should also be noted that the market discount rules (discussed above) generally do not apply to short-term obligations. In addition, while there are special rules that address the U.S. federal income taxation of notes that have a maturity date of more than one year and that provide for one or more contingent payments, those rules generally do not apply to short-term obligations. Accordingly, the U.S. federal income taxation of short-term obligations that provide for contingent payments is not entirely clear. You should consult your own tax advisor regarding the U.S. federal income tax consequences if Short-Term Notes are considered short-term obligations that provide for contingent payments.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain payments on a Note (including interest and discount) and on proceeds of the sale of a Note if you are not an exempt recipient (such as a corporation). In addition, backup withholding (currently at a 28% rate) may apply to payments made to you if (a) you do not furnish or you have failed to provide your correct taxpayer identification number, (b) we have been instructed by the IRS to backup withhold because of underreporting (generally meaning that the IRS has determined and notified you that you have failed to report any reportable dividend and interest payments required to be shown on a tax return for a taxable year), or (c) in certain circumstances, you have failed to comply with applicable certification requirements or otherwise establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis. You should consult your tax advisor regarding the application of information reporting and backup withholding rules in your particular situation, the availability of an exemption, and the procedure for obtaining such an exemption, if applicable.

MANAGEMENT' S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our financial statements and the related notes elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

CollectiveSun, a development stage company, was formed as a California limited liability company, on July 25, 2011 with the intention to create a peer-to-peer online lending platform that enables its borrower members to borrow money and its lender members to purchase Notes issued by CollectiveSun, the proceeds of which facilitate the funding of specific loans made to borrowers. We hope that our platform will enable our borrower members to request and obtain personal, unsecured loans by posting anonymous "listings" on the platform indicating the principal amount of the desired loan. CollectiveSun borrower members' credit score range, debt-to-income ratios and other credit data will be displayed with their listings and are available for viewing by lender members on an anonymous basis. Lender members access our platform and "bid" the amount they are willing to commit to the purchase of a Note that is dependent for payment on the corresponding borrower loan subject to a yield percentage determined by CollectiveSun and assigned to each listing. By making a bid on a listing, a lender member is committing to purchase from CollectiveSun a Note in the principal amount of the lender's winning bid. The lender members who purchase the Notes will designate that the sale proceeds be applied to facilitate the funding of a corresponding borrower loan listed on our platform. Loans originated to borrower members are made by CollectiveSun.

All loans requested and obtained by CollectiveSun borrower members through our platform are unsecured obligations of individual borrower members with a fixed interest rate and a loan term currently set at twelve years, although CollectiveSun anticipates in the near future extending available loan terms to between ten years to fifteen years. In limited instances, we verify the income, employment, occupation or other information provided by CollectiveSun borrower members in listings. This verification is normally done after the listing has already been created and bidding is substantially completed ended and therefore the results of our verification are not reflected in the listings.

Borrowers are charged an agency transaction fee equal to a specified amount (currently $495), payable from the borrower's loan proceeds at the time of funding of the borrower loan. We also receive servicing fees at a rate of $4.95. The servicing fee is subject to change from time to time, is disclosed in all borrower listings and is posted in the Fees and Charges section of the CollectiveSun website, but will not change during the course of the loan.

We incorporated in California in July 2011. We have a limited operating history and have incurred net losses since our inception. Over time, we expect that the number of borrowers and lender members and the volume of borrower loans originated through our platform will increase. Once we are able to accept new commitments from our lender members on our platform, we will generate increased revenue from borrower transaction fees and non-sufficient funds fees and lender members' servicing fees.

Our operating plan calls for a continuation of the current strategy of increasing transaction volume to increase revenue until we reach profitability and become cash-flow positive, which we do not expect to occur before 2012.

Results of Operations

For the period ended March 31, 2012

There were no revenues for the period from inception to March 31, 2012. The company did not pay nor recognize any interest expense for the period ended March 31, 2012.

We expect to incur the normal expenses related to an operating company such as accounting and legal costs. We may drain all available financial resources to pay for such costs depending on our operations and costs. To date, our attorney has provided services in exchange for a nominal fee, but there is no guarantee that this will continue and thus, we may be financial distressed because of the costs associated with being a public company. As we begin to generate revenues, realize expenses, and acquire assets, it is possible that the costs related with being an operating company will increase.

Liquidity and Capital Resources

The Company has $31,004 in cash. The creating of our website and related marketing costs along with legal and accounting costs involves the expenditure of capital. The Company may have to look to Mr. Barken or to third parties for additional capital. There can be no assurance that the Company will be able to secure additional financing or that the amount of any additional financing will be sufficient to conclude its business objectives or to pay ongoing operating expenses.

In the past, Mr. Barken has provided any cash needed for operations, including any cash needed for this Offering. To date, Mr. Barken has capitalized the Company with $35,000 to cover all of our startup costs related to this Offering and to the development and deployment of our platform. We believe that this will be sufficient to deploy our business plan to its fullest.

If Mr. Barken is unable to lend additional funds to the Company in the event that Company needs additional funds, we may need to deploy a plan to sell additional shares or look to a third party to lend funds to the Company. If the Company is to borrow funds from a third party, the terms and conditions of such a loan will most likely not be on terms as favorable as the terms offered by Mr. Barken in the past. If we are unable to address our liquidity issues, there is a great chance that the Company will not have adequate funding to continue its business plan and will thus, fail.

We currently have $3 in cash and our only cost thus far has been legal fees. We believe that the cash we have available will sustain us for approximately twelve (12) more months.

Equity Distribution to Management

Since our incorporation, we have raised capital through private sales of our common equity. As of the date of this offering, we have issued 100 units to our Manager, Lee Barken, in exchange for cash and services. Specifically, Mr. Barken was issued 100% of all of our units in exchange for $35,000.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on August 23, 2012

(Issuer) Lee Barken, Manager of CollectiveSun, LLC

By Lee Barken, Managing Member (Chief Executive, Financial and Accounting Officer)



PART III — EXHIBITS

Item 1. Index to Exhibits

1. Articles of Organization
2. Operating Agreement
4. Material Contracts
    a. Power Purchase Agreement (sample)
    b. Investor Agreement (sample)
    c. Promissory Note for Non-Profits (sample)
    d. Loan Agreement (sample)
5. Opinion re: Legality
6. Sales Material

COLLECTIVESUN, LLC
(A Development Stage Company)
Financial Statements

Balance Sheet as of December 31, 2011 and March 31, 2012(unaudited)	F-2
Statement of Operations from July 25, 2011 (inception) to December 31, 2011 and for the quarter ended March 31, 2012 (unaudited)	F-3
Statement of Members' Equity from July 25, 2011 (inception) to December 31, 2011 and for the quarter ended March 31, 2012 (unaudited)	F-4
Statement of Cash Flows from July 25, 2011 (inception) to December 31, 2011 and for the quarter ended March 31, 2012 (unaudited)	F-5
Notes to Unaudited Financial Statements	F-6

COLLECTIVESUN, LLC

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS (unaudited)
As of December 31, 2011

		As of December 31 2011	As of March 31 2012
Assets:			
Current Assets:			
Cash	$	32,500	31,004
Total Assets	$	32,500	31,004
Liabilities and Member's Equity:			
Current Liabilities:			
Accrued expense for professional services	$	-	-
Long-Term Liabilities:			
Payable to a related party	$	-	-
Total Liabilities		-	-
Member's Equity:			
Members' Contributions		35,000	35,000
Members' Draw		-	-
Net Income (Loss)		(2,500)	(3,996)
Total Member's Equity		32,500	31,004
Total Liabilities and Members' Equity	$	35,000	35,000

See accompanying notes to financial statements.

COLLECTIVESUN, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM JULY 25, 2011 (INCEPTION) TO DECEMBER 31, 2011
AND FOR THE PERIOD ENDED MARCH 31, 2012

	Cumulative since 7/25/2011 (inception) to 12/31/2011	For the Period ended 03/31/2012
Revenue	$ -	-
Operating Expenses:		
Professional fees	2,500	1,496
Total Expenses:	2,500	1,496
Income (Loss) before income taxes	(2,500)	(1,496)
Provision for income taxes	-	-
Net loss	$ (2,500)	(1,496)

See accompanying notes to financial statements.

COLLECTIVESUN, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF MEMBER'S EQUITY
FOR THE PERIOD FROM JULY 25, 2011 (INCEPTION) TO MARCH 31, 2012

	Managing Member	Investor Members	Total
Member's equity (defecit), July 25, 2011 (inception)	$ -	$ -	$ -
Capital Contribution	35,000	-	35,000
Net Income (loss) for the period ended December 31, 2011	(2,500)	-	(2,500)
Net Income (loss) for the period ended March 31, 2012	(1,496)	-	(1,496)
Member's equity (defecit) December 31, 2011	31,004	-	31,004

See accompanying notes to financial statements.

Operating Activities			December 31, 2011
Net loss	$	(1,496)	(2,500)
Adjustments to reconcile net income (loss)		-	
to net cash (used in) operations		-	
Stock issued for service			
Changes in operating assets and liabilities			-
Increase (decrease) in accrued expense			
		-	
Net Cash provided by (used in) operations		(1,496)	
			-
Cash Flows From Investing Activities			
Net cash provided by investing activities		-	-
Cash Flows From Financing Activities			
Capital Contributions Received		-	35,000
Net cash provided by financing activities		-	35,000
Net increase (decrease)		-	32,500
Cash at the Beginning of the Period:		32,500	
Cash at the End of the Period		31,004	32,500
Noncash investing and financing activities		-	
Stock issued for service			-
Supplemental Disclosures of			

COLLECTIVESUN, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JULY 25, 2011 (INCEPTION) TO December 31, 2011

	Quarter Ending March 31, 2012	Cumulative since 7/25/2011 (inception) to
Cash Flows From		

Cash Flow Information

Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements.

Collectivesun, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2011

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Collectivesun, LLC (the *"Company"*) was incorporated under the laws of the State of California on July 25, 2011. The Company's objective is to provide renewable energy project finance and associated services.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - DEVELOPMENT STAGE COMPANY

The Company has not earned any revenue from operations. Accordingly, the Company's activities have been accounted for as those of a *"Development Stage Company"* as defined by ASC 915-10-05. Among the disclosures required by ASC 915-10-05 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740-10, "Accounting for Income Taxes." Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken on a tax return. Under ASC 740-10, a tax benefit from an uncertain tax position taken or expected to be taken may be recognized only if it is "more likely than not" that the position is sustainable upon examination, based on its technical merits. The tax benefit of a qualifying position under ASC 740-10 would equal the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all the relevant information. A liability (including interest and penalties, if applicable) is established to the extent a current benefit has been recognized on a tax return for matters that are considered contingent upon the outcome of an uncertain tax position. Related interest and penalties, if any, are included as components of income tax expense and income taxes payable.

BASIC EARNINGS (LOSS) PER SHARE (UNITS)

The Company computes net income (loss) per share (unit) in accordance with Accounting Standards Codification ("ASC") 260, "*Earnings per Share*". ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to members (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive. As at March 31, 2012, there are no dilutive potential common shares.

IMPACT OF NEW ACCOUNTING STANDARDS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

NOTE 3. GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 4. MEMBER'S EQUITY

The Company is a single member LLC. The managing member contributed $35,000 to fund organizational start-up costs.

NOTE 5. SUBSEQUENT EVENTS

In 2009, the FASB ASC Topic 865 (formerly FASB 165, *Subsequent Events)* , which defines the period after the balance sheet date that subsequent events should be evaluated and provides guidance in determining if the event should be reflected in the current financial statements. This ASC Topic also requires disclosure regarding the date through which subsequent events have been evaluated. The Company adopted the provisions of Statement 165 as of December 31, 2011.

The Company has evaluated subsequent events through the time the March 31, 2012 financial statements were available for issuance. No events have occurred subsequent to March 31, 2012 that require disclosure or recognition in these financial statements.



LLC-1

File # 201123510030

State of California
Secretary of State

ENDORSED - FILED
in the office of the Secretary of State
of the State of California

JUL 25 2011

Limited Liability Company
Articles of Organization

A $70.00 filing fee must accompany this form.

Important – Read instructions before completing this form.

This Space For Filing Use Only

Entity Name (End the name with the words "Limited Liability Company," or the abbreviations "LLC" or "L.L.C." The words "Limited" and "Company" may be abbreviated to "Ltd." and "Co.," respectively.)

1. NAME OF LIMITED LIABILITY COMPANY
COLLECTIVESUN, LLC

Purpose (The following statement is required by statute and should not be altered.)

2. THE PURPOSE OF THE LIMITED LIABILITY COMPANY IS TO ENGAGE IN ANY LAWFUL ACT OR ACTIVITY FOR WHICH A LIMITED LIABILITY COMPANY MAY BE ORGANIZED UNDER THE BEVERLY-KILLEA LIMITED LIABILITY COMPANY ACT.

Initial Agent for Service of Process (If the agent is an individual, the agent must reside in California and both Items 3 and 4 must be completed. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to California Corporations Code section 1505 and Item 3 must be completed (leave Item 4 blank).

3. NAME OF INITIAL AGENT FOR SERVICE OF PROCESS
InCorp Services, Inc.

4. IF AN INDIVIDUAL, ADDRESS OF INITIAL AGENT FOR SERVICE OF PROCESS IN CALIFORNIA | CITY | STATE | ZIP CODE

STATE: CA

Management (Check only one)

5. THE LIMITED LIABILITY COMPANY WILL BE MANAGED BY:

- [x] ONE MANAGER
- [ ] MORE THAN ONE MANAGER
- [ ] ALL LIMITED LIABILITY COMPANY MEMBER(S)

Additional Information

6. ADDITIONAL INFORMATION SET FORTH ON THE ATTACHED PAGES, IF ANY, IS INCORPORATED HEREIN BY THIS REFERENCE AND MADE A PART OF THIS CERTIFICATE.

Execution

7. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.



7/22/11
DATE

SIGNATURE OF ORGANIZER

SAGI KFIR
TYPE OR PRINT NAME OF ORGANIZER

OPERATING AGREEMENT For
COLLECTIVESUN, a Limited Liability Company

This Operating Agreement is entered into as of this 1st day of September, 2011 by Lee Barken (the "Member") as the sole member of Collectivesun, LLC. The Member desires to form a limited liability company pursuant to Beverly-Killea Limited Liability Company Act upon the following terms and conditions:

ARTICLE I

Name, Place of Business and Agent

The name of the Company is Collectivesun, LLC. Its principal place of business is or such other place or places as the Member may hereafter determine. Its resident agent in the State of California is Lee Barken whose address is ______________________________.

ARTICLE II

Business, Purpose, and Term of Company

Section 2.1 *Purposes*. The purpose of the Company shall be to do all such things for which limited liability companies may be formed under the Act.

Section 2.2 *Term of Company*. The term of the Company shall commence on the date the Articles of Organization are filed with the California Secretary of State in accordance with the provisions of the Act and shall continue on a perpetual basis unless dissolved pursuant to Article VI of this Agreement.

ARTICLE III

Capital Contributions

Section 3.1 *Capital Contribution by Members*. Upon the formation of the Company, the Member shall not be required to make a Capital Contribution. Capital Contributions shall be made from time to time as the Member shall determine.

Section 3.2 *Capital Accounts*. A Capital Account shall be maintained for the Member to which shall be credited (i) the Member's Capital Contributions, if any and (ii) all Company revenues. The Capital Account shall be debited with (i) all costs, expenses, and losses of the Company and (ii) the amount of any distributions (including return of capital) made to the Member. No interest shall be paid on the Member's Capital Account.

(i) the identity of the Managing Member;

(ii) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Managing Member or are in any matter germane to the affairs of the Company;

(iii) the persons who or entities which are authorized to execute and deliver any instrument or document of or on behalf of the Company; or

(iv) any act or failure to act by the Company or as to any other matter whatsoever involving the Company.

Section 5.6 *Actions Requiring Member Approval.* Not withstanding any other provision of this Agreement, the written consent of the Member shall be required to approve the following matters:

(i) the dissolution or winding up of the Company;

(ii) the merger or consolidation of the Company;

(iii) the sale, transfer, contribution, exchange, mortgage, pledge, encumbrance, lease or other disposition or transfer of all or substantially all of the assets of the Company;

(iv) the declaration of any distributions by the Company; and

(v) amendments to this Agreement.

ARTICLE VI

Dissolution

The Company shall be dissolved, and shall terminate and wind up its affairs, upon the first to occur of the following:

(a) the determination by the Member to dissolve the Company; or

(b) the entry of a decree of judicial dissolution pursuant to Section 17351 of the Act.

ARTICLE VII

Governing Law and Jurisdiction

This Agreement, including its existence, validity, construction and operating effect, and the rights of each of the parties hereto, shall be governed by and construed in accordance with the laws of the State of California (without regard to principles of conflicts of laws).

ARTICLE VIII

Indemnification

Section 8.1 *Indemnification and Liability*. (a) To the maximum extent permitted by applicable law, the Managing Member shall not be liable to the Company or any other third party (i) for mistakes of judgment, (ii) for any act or omission suffered or taken by it, or (iii) for losses due to any such mistakes, action or inaction.

(b) Except as may be restricted by applicable law, the Managing Member shall not be liable for and the Company shall indemnify the Managing Member against, and agrees to hold the Managing Member harmless from, all liabilities and claims (including reasonable attorney's fees and expenses in defending against such liabilities and claims) against the Managing Member, arising from the Managing Member's performance of its duties in conformance with the terms of this Agreement.

(c) The Managing Member may consult with legal counsel or accountants selected by the Managing Member and, to the maximum extent permitted by applicable law, any action or omission suffered or taken in good faith in reliance and in accordance with the written opinion or advice of any such counsel or accountants (provided such counsel or accountants have been selected with reasonable care) shall be fully protected and justified with respect to the action or omission so suffered or taken.

ARTICLE IX

Assignment of Interests

The Member may Transfer all or part of its Membership Interest in the Company.

ARTICLE X

Winding Up and Distribution of Assets

Section 10.1 *Winding Up.* If the Company is dissolved, the Member shall wind up the affairs of the Company.

Section 10.2 *Distribution of Assets.* Upon the winding up of the Company, subject to the provisions of the Act, the Member shall pay or make reasonable provision to pay all claims and obligations of the Company, including all costs and expenses of the liquidation and all contingent, conditional or unmatured claims and obligations that are known to the Member but for which the identity of the claimant is unknown. If there are sufficient assets, such claims and obligations shall be paid in full and any such provision shall be made in full. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of assets available therefor. Any remaining assets shall be distributed to the Member.

ARTICLE XI

Definitions

As used herein, the following terms shall have the indicated definitions.

"Act" means the Beverly-Killea Limited Liability Company Act, as may be amended from time to time.

"Articles of Organization" means the articles of organization as filed with the California Secretary of State on July 25, 2011 as the same may be amended from time to time.

"Agreement" means this Limited Liability Company Operating Agreement, as may be amended from time to time.

"Capital Account" means a separate accounting maintained with respect to the Member pursuant to section 3.2 of this Agreement.

"Capital Contribution" means the contribution by the Member to capital of the Company.

"Company" means Collectivesun, LLC, a California limited liability company.

"Managing Member" means the Member.

"Member" means Lee Barken, an individual.

"Membership Interest" means the ownership interest of the Member in the Company, including any and all rights, powers, benefits, duties or obligations conferred or imposed on the Member under the Act or this Agreement.

"Transfer" means a transfer, assignment, pledge or encumbrance relative to any Membership Interest in the Company.

IN WITNESS WHEREOF, the Member has executed and delivered this Limited Liability Company Agreement the day and year first above written.

MEMBER: **LEE BARKEN**



Lee Barken

POWER PURCHASE AGREEMENT

Dated as of

April 1, 2012

between

XXXXXXX School

and

CollectiveSun, LLC

CONTENTS

Section		Page
1	DEFINITIONS	
2	TERM	
3	ACCESS RIGHTS	
4	PLANNING, INSTALLATION AND OPERATION OF PROJECT	
5	SALE OF ELECTRIC ENERGY	
6	PAYMENT AND BILLING	
7	SUPPLEMENTAL POWER, NET METERING, AND RECS	
8	PERMITS, OWNERSHIP OF PROJECT, LIENS, MORTGAGES	
9	PURCHASE OPTION; REMOVAL AT END OF TERM	
10	SHUTDOWNS; RELOCATION, CLOSURE OR SALE OF SITE	
11	TAXES	
12	INSURANCE	
13	COOPERATION, SOLAR ACCESS, FUTURE IMPROVEMENTS	
14	PRESS RELEASES AND CONFIDENTIALITY	
15	INDEMNIFICATION	
16	REPRESENTATIONS AND WARRANTIES	
17	FORCE MAJEURE	
18	CHANGE IN LAW	
19	PROVIDER DEFAULT AND HOST REMEDIES	
20	HOST DEFAULT AND PROVIDER REMEDIES	
21	COLLATERAL ASSIGNMENT, FINANCING PROVISIONS	
22	LIMITATIONS ON DAMAGES	
23	DISPUTE RESOLUTION	
24	NOTICES	
25	MISCELLANEOUS	

GLOSSARY OF TERMS

EXHIBIT A – ENERGY PURCHASE RATES
EXHIBIT B – DESCRIPTION OF SITE
EXHIBIT C – DESCRIPTION OF PREMISES
EXHIBIT D – DESCRIPTION OF PROJECT
EXHIBIT E – INSURANCE REQUIREMENTS
EXHIBIT F – NOTICE OF GRANT OF INTEREST IN REALTY
EXHIBIT G – APPLICABLE SOLAR PROGRAM

POWER PURCHASE AGREEMENT

This Power Purchase Agreement ("**Agreement**") is entered into as of April 1, 2012, by and between CollectiveSun, LLC, a California limited liability company ("Provider"), and XXXXXXX School, a non-profit, tax-exempt high school located in Escondido, California ("XXXXXXX").

WHEREAS, XXXXXXX is the owner of the property located at 2000 N. Broadway, Escondido, CA 92026, and desires to make a portion of such property available to [Provider] for the construction, operation and maintenance of a solar powered electric generating project, and to purchase from Provider the electric energy produced by the project.

WHEREAS, Provider, desires to develop, design, construct, own and operate the project located on Host's property, and sell to Host the electric energy produced by the project.

NOW, THEREFORE, in consideration of the premises, the covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

1. DEFINITIONS. Certain capitalized terms used in this Agreement have the meanings set forth in the attached GLOSSARY OF TERMS.

2. TERM.

(a) Term. This Agreement shall consist of an Initial Period and an Operations Period. As used herein, "Term" shall mean all of the Initial Period and the Operations Period, unless the Provider or XXXXXXX terminates the Agreement prior to the end of the Initial Period pursuant to the terms of this Agreement.

(b) Initial Period. The Initial Period will begin on the date set forth above and will terminate on the earlier of (i) the Commercial Operation Date or (ii) the date the Agreement is terminated pursuant to the provisions of Section 4(b) or 4(d).

(c) Operations Period. If applicable, the Operations Period will commence on the Commercial Operation Date and will terminate at 11:59 p.m. on the last day of the month in which the tenth (10th) anniversary of the Commercial Operation Date occurs.

(d) Extensions. Twenty-four months prior to the end of the Operations Period, the Parties will meet to discuss the extension of this Agreement on terms and conditions reflecting the then current market for solar generated electricity and with such other amendments and additional terms and conditions as the Parties may agree. Neither Party shall be obligated to agree to an extension of this Agreement.

3. ACCESS RIGHTS.

(a) Access Specifications. XXXXXXX hereby grants Provider and its designees (including Installer, persons responsible for implementing the Applicable Solar Program, and Financing Party) access to the Premises, for the Term, at reasonable times and upon reasonable notice, for the purposes of designing, installing, inspecting, operating, maintaining, repairing and removing the Project, and any other purpose set forth in this Agreement, and otherwise in accordance with the provisions of this Agreement. Access Rights with respect to the Site include without limitation:

(i) Vehicular & Pedestrian Access. Reasonable vehicular and pedestrian access across the Site to the Premises as designated on Exhibit C for purposes of designing, installing, operating, maintaining, repairing and removing the Project. In exercising such access Provider shall reasonably attempt to minimize any disruption to activities occurring on the Site.

(ii) Transmission Lines & Communication Cables. The right to locate transmission lines and communications cables across the Site as designated on Exhibit C. The location of any such transmission lines and communications cables outside the areas designated on Exhibit C shall be subject to Host's approval and shall be at locations that minimize any disruption to Host's activities occurring on the Site.

(iii) Storage. Adequate storage space on the Site convenient to the Premises for materials and tools used during construction, installation, and maintenance of the Project. Provider shall be responsible for providing shelter and security for stored items during construction and installation.

(iv) Utilities. Water, drainage, electrical, and ethernet connections on the Premises for use by Provider in installing, operating and maintaining the Project.

(b) Easement Rights. Upon request by Provider, the Parties shall execute and record with the appropriate Land Registry easements and other instruments documenting the Access Rights granted by XXXXXXX to Provider in this Agreement, and which shall be in form and substance indicated on Exhibit F or other form agreed by the Parties. The cost of preparation and recording shall be borne by the Provider.

(c) Remote Monitoring. XXXXXXX will provide an internet portal or equivalent access by means of which Provider will communicate data from the revenue grade performance monitoring system. Provider will be responsible for connecting monitoring equipment for the Project to the internet so that it is possible for Provider and XXXXXXX to remotely monitor the Project.

4. PLANNING, INSTALLATION AND OPERATION OF PROJECT.

(a) Site Assessment and Planning. During the Initial Period, Provider shall have the right, at its own expense, to assess the suitability of the Premises for the Project and shall act diligently in conducting such assessment. The assessment shall include the right to inspect the physical condition of the structures on which the Project will be located; to apply for any building permits or other governmental authorizations necessary for the construction of the Project; to arrange interconnections with the Local Electric Utility; to make any applications to the appropriate Public Utilities Commission or other agencies for receipt of payments for the Project under the Applicable Solar Program; to apply to any other governmental agencies or other persons for grants or other determinations necessary for the construction of or receipt of revenues from the Project; or to make any other investigation or determination necessary for the financing, construction, operation or maintenance of the Project.

(b) Termination of Development Activities. At any time during the Initial Period, Provider shall have the right to cease development of the Project on the Premises, for any reason, in its sole discretion. If Provider gives XXXXXXX notice of such determination, this Agreement shall terminate effective as of the delivery of such notice without any further liability of the Parties to each other, provided that (i) Provider shall remove any equipment or materials which Provider has placed on the Site; (ii) Provider shall restore any portions of the Site disturbed by Provider to its pre-existing condition; (iii) the Parties shall not be released from any payment or other obligations arising under this Agreement prior to the delivery of the notice; and (iv) the confidentiality provisions of Section 14, the indemnity obligations under Section 15 hereof, and the dispute resolution provisions of Section 23 hereof shall continue to apply notwithstanding the termination of this Agreement.

(c) Commencement of Construction, Modification of Design. At any time during the Initial Period, upon at least ten (10) Business Days notice to XXXXXXX, Provider shall have the right to commence installing the Project on the Premises.

(i) As of the date hereof, Provider anticipates that the Project shall consist of the components and shall have the designs set forth in Exhibit D attached hereto.

(ii) Notwithstanding subsection (i) above, Provider has the right to modify the design of the Project, including the selection of the components in the Project, as Provider, in its sole discretion, may determine, provided, however, that such changes shall not result in the Project exceeding the nameplate capacity, building footprint, location and height set forth in Exhibits D and E, without XXXXXXX's approval.

(d) Construction Commencement Deadline. If within 365 days following the date of this Agreement (not including any days in which a Force Majeure Event existed), Provider has not commenced the installation of the Project on the Premises, XXXXXXX may terminate this Agreement by delivering notice to Provider of its intention to terminate this Agreement, and the Agreement shall terminate twenty-one (21) days after Provider's receipt of such notice; provided, that if Provider commences installation of the Project within such twenty-one (21) day period, this Agreement shall not terminate. Upon any termination in accordance with this Section 4(d) neither Party shall have any further liability to the other with respect to the Facility, provided that (i) Provider shall remove any equipment or materials that Provider has placed on the Site; (ii) Provider shall restore any portions of the Site disturbed by Provider to their condition prior to the commencement of construction; (iii) the Parties shall not be released from any payment or other obligations arising under this Agreement prior to the delivery of the notice; and (iv) the confidentiality provisions of Section 14, the indemnity obligations under Section 15 hereof, and the dispute resolution provisions of Section 23 hereof shall continue to apply notwithstanding the termination of this Agreement.

(e) Contractors. Provider shall use licensed contractors to perform the work of installing, operating, and maintaining the Project. Provider intends to use Installer to perform such work, but may use other contractors, for all or a portion of such work, subject to the reasonable approval of XXXXXXX. Provider shall advise XXXXXXX of the Installer prior to commencement of the work on the Site. Provider shall be responsible for the conduct of Installer and its subcontractors, and Host shall have no contractual relationship with Installer or its subcontractors in connection with the work on the Project. Provider shall ensure that Installer maintains insurance applicable to the Installer's activities that satisfy the requirements in Exhibit E.

(f) Status Reports. Provider shall give XXXXXXX regular updates, on a reasonable schedule requested by XXXXXXX, on the progress of installation of the Project and shall notify XXXXXXX of when Provider will commence testing of the Project. XXXXXXX shall have the right to have its representatives present during the testing process, but subject to reasonable written rules and procedures as may be established by Provider and Installer. After Provider has determined, in its reasonable judgment, that the Project meets the requirements of the Local Electric Utility, has been installed in accordance with all Applicable Laws, and is capable of producing electricity on a continuous basis, Provider shall notify Cavin Christian that installation of the Project is complete and shall specify the Commercial Operation Date for the Project, which may be immediately upon delivery of such notice to XXXXXXX. All electricity produced by the Project prior to the Commercial Operation Date shall be delivered to XXXXXXX and XXXXXXX shall pay for such electricity at the rate applicable to the first Operations Year but in no event greater than the rate otherwise payable by XXXXXXX to the Electric Service Provider.

(g) Standard of Operation. Provider shall design, obtain permits, install, operate, and maintain the Project so as to keep it in good condition and repair, in compliance with all Applicable Laws and in accordance with the generally accepted practices of the electric industry, in general, and the solar generation industry, in particular. Such work shall be at Provider's sole expense. Except for emergency situations or unplanned outages, Provider shall cause the work to be performed between the hours of 7:00 am and 7:00 pm, Monday through Saturday, in a manner that minimizes interference with XXXXXXX and XXXXXXX's employees, visitors, tenants and licensees and their customers to the extent commercially practical. Provider shall, and shall cause its contractors to, keep the Site reasonably clear of debris, waste material and rubbish, and to comply with reasonable safety procedures established by XXXXXXX for conduct of business on the Site.

(h) Hazardous Materials. Provider and Installer are not responsible for any Hazardous Materials encountered at the Site except to the extent introduced by Provider. Upon encountering any Hazardous Materials, Provider and Installer will stop work in the affected area and duly notify XXXXXXX and, if required by Applicable Law, any Governmental Authority with jurisdiction over the Site. Upon receiving notice of the presence of suspected Hazardous Materials at the Site, XXXXXXX shall take all measures required by Applicable Law to address the Hazardous Materials discovered at the Site. XXXXXXX may opt to remediate the Site so that the Project may be installed on the Site, or determine that it is not economically justifiable or is otherwise impractical to remediate the Site, in which case XXXXXXX and Provider may agree upon a different location for the Project whereupon such replacement location shall be the Site for purposes of this Agreement. Provider and Installer shall be obligated to resume work at the affected area(s) of the Site only after XXXXXXX notifies Provider and Installer that XXXXXXX has complied with all Applicable Laws, and a qualified independent expert provides written certification that (i) remediation has been accomplished as required by Applicable Law and (ii) all necessary approvals have been obtained from any Governmental Authority having jurisdiction over the Project or the Site. XXXXXXX shall reimburse Provider for all additional costs incurred by Provider or Installer in the installation of the Project resulting from the presence of and/or the remediation of Hazardous Materials, including demobilization and remobilization expenses. Notwithstanding the preceding provisions, XXXXXXX is not responsible for any Hazardous Materials introduced to the Site by Provider or Installer, nor is XXXXXXX required to remediate an affected area if such remediation is deemed to be economically unjustifiable or otherwise impractical.

(i) Site Security. Host will provide security for the Project to the extent of its normal security procedures, practices, and policies that apply to all Host Premises, including the Project. XXXXXXX will advise Provider immediately upon observing any damage to the Project. Upon request by Provider, such as Provider receiving data indicating irregularities or interruptions in the operation of the Project, XXXXXXX shall, as quickly as reasonably practicable, send a person to observe the condition of the Project and report back to Provider on such observations.

(j) System Shut Down. Provider may shut down the Project at any time in order to perform required emergency repairs to the Project. At other times, Provider shall give XXXXXXX notice of the shutdown as may be reasonable in the circumstances. Provider shall not have any obligation to reimburse XXXXXXX for costs of purchasing electricity that would have been produced by the Project but for such shutdown. Provider shall not schedule shutdowns during peak periods of electric generation and periods when peak energy and demand prices are charged by the Electric Service Provider, except as may be required in accordance with prudent electric industry safety practices in the event of equipment malfunction.

(k) Applicable Solar Program Requirements. Exhibit G identifies certain requirements of the Applicable Solar Program. The Parties shall comply with the obligations identified in Exhibit G or subsequently adopted by the Applicable Solar Program. In the event of any inconsistency between the obligations of the Parties under this Agreement or any of the requirements of the Applicable Solar Program, the more stringent obligation shall govern, and if such cannot be determined, the requirements of the Applicable Solar Program shall govern.

5. SALE OF ELECTRIC ENERGY.

(a) Sale of Electricity. Throughout the Operations Period, subject to the terms and conditions of this Agreement, Provider shall sell to XXXXXXX and XXXXXXX shall buy from Provider all electric energy produced by the Project, whether or not XXXXXXX is able to use all such electric energy. The Point of Delivery of the electric energy shall be as indicated in Exhibit D. Title to and risk of loss with respect to the energy shall transfer from Provider to XXXXXXX at the Point of Delivery.

(b) Delivery of Electricity. The electric energy from the Project shall be delivered from Provider to XXXXXXX at the specifications set forth in Exhibit D and otherwise in compliance with all requirements of the Local Electric Utility.

(c) Limits on Obligation to Deliver. Provider does not warrant or guarantee the amount of electric energy to be produced by the limits on Project for any hourly, daily, monthly, annual or other period. Provider is not a utility or public service company and does not assume any obligations of a utility or public service company to supply XXXXXXX's electric requirements. Provider is not subject to rate review by governmental authorities.

(d) Meter Testing. Provider shall install one or more meter(s) at the Project, as Provider deems appropriate, to measure the output of the Project at the Point of Delivery. Provider shall install an Interval Data Recorder (IDR) with industry standard telemetry at the Project. Provider shall conduct tests of the meters at such times as it deems appropriate in accordance with industry standards, but not less than once in any two year period. XXXXXXX shall pay for any independent testing of the meter(s) in excess of such minimum testing schedule that XXXXXXX deems necessary, except if, after such testing, the meter is shown to be in error in Provider's favor by more than 2%, Provider shall pay for the cost of such test and shall make corresponding adjustments to the records of the amount of electrical energy provided by the Project delivered based on the period that is half-way in between the date of this testing and the last testing date of the meter. If there is an error of less than or equal to 2% no billing adjustments will be made. In the event there is an error of greater than 2%, Provider shall adjust the next invoice to be provided to XXXXXXX under Section 6(b) hereof, to either charge the XXXXXXX additional amounts for energy produced over the stated meter amount during the applicable period at the applicable rate or provide XXXXXXX a credit against future billing for energy produced under the stated meter amount during the applicable period, provided, however, that any deficiencies or credits not theretofore applied or satisfied at the expiration or earlier termination of the Operations Period shall be settled in cash.

6. PAYMENT AND BILLING.

(a) Rates. XXXXXXX shall pay Provider for electricity produced by the Project at the rates set forth in Exhibit A attached hereto.

(b) Billing. XXXXXXX shall pay for the electricity produced by the Project monthly in arrears. Promptly after the end of each calendar month, Provider shall provide XXXXXXX with an invoice setting forth the quantity of electricity produced by the Project in such month, the applicable rates for such, and the total amount due, which shall be the product of the quantities and the applicable rates.

(c) Invoice Delivery. Invoices shall be in writing and shall be either (i) delivered by hand; (ii) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid; (iii) delivered by a recognized overnight or personal delivery service; (iv) transmitted by facsimile (such transmission to be effective on the day of receipt if received prior to 5:00 pm local time on a Business Day or in any other case as of the next Business Day following the day of transmittal); or (v) transmitted by email if receipt of such transmission by email is specifically acknowledged by the recipient (automatic responses not being sufficient for acknowledgement), addressed as follows:

XXXXXXX School
2000 N. Broadway
Escondido, CA 92026 Attention: [_________________]
Email: [_________________]
Facsimile: (760) 489-7055

(d) Payment. XXXXXXX shall pay each invoice within thirty (30) days of receipt of the invoice. Payments shall be made by electronic funds transfer to an account designated by Provider in the invoice or in a written notice delivered to XXXXXXX. Any amounts not paid when due, including any amounts properly disputed and later determined to be owing, shall accrue interest on the unpaid amount at the rate equal to the lesser of (i) 1% per month, compounded monthly or (ii) the highest rate allowed by applicable law.

(e) Disputed Invoices. If XXXXXXX objects to all or a portion of an invoice, XXXXXXX shall, on or before the date payment of the invoice is due, (i) pay the undisputed portion of the invoice, and (ii) provide an itemized statement of its objections setting forth in reasonable detail the basis for its objections. If XXXXXXX does not object prior to the date payment of any invoice is due, XXXXXXX shall be obligated to pay the full amount of such invoices but XXXXXXX may subsequently object to such invoice and, if such objection proves to be correct, receive a refund of the disputed amount; provided, however, that XXXXXXX may not object to any invoice more than eighteen (18) months after the date on which such invoice is rendered. The right to dispute or object to an invoice, shall, subject to the time limitation provided in this Section 6(e), survive the expiration or termination of this Agreement.

7. SUPPLEMENTAL POWER, NET METERING AND RECS.

(a) Back-up and Supplemental Electricity. Except as otherwise provided herein, throughout the Term, XXXXXXX shall be responsible for obtaining all of its requirements for electric energy in excess of the amounts produced by the Project and pay for such service pursuant to contracts with or applicable tariffs of the Local Electric Utility or other Electric Service Provider. Provider shall have no obligation to obtain or pay for such supplemental or back-up electricity.

(b) Net Metering & Utility Credits. At any time that electric production from the Project is greater than XXXXXXX's requirements at such time, XXXXXXX shall nevertheless pay Provider for all of the electricity produced by the Project (other than as provided in Section 13(e) of this Agreement) at the rates and in the manner provided in this Agreement. XXXXXXX may make arrangements with the Local Electric Utility so that power in excess of XXXXXXX's requirements may be delivered to the Local Electric Utility through the Point of Delivery and XXXXXXX shall receive any credits or payments from the Local Electric Utility may be available under net metering or similar programs. If the Local Electric Utility or other Electric Service Provider assesses XXXXXXX a network usage charge and/or public purpose charge related to the delivery of power to such Local Electric Utility or other Electric Service Provider in excess of XXXXXXX's requirements, XXXXXXX shall be solely responsible for paying such charge(s). If Applicable Law or the practice of the Local Electric Utility restricts the ability of the XXXXXXX to deliver electricity produced by the Project to the Local Electric Utility, then the Parties shall agree on alternate arrangements to enable XXXXXXX, insofar as possible, to receive benefits from the Local Electric Utility comparable to those available under net metering programs, provided that the economic benefits to Provider remain as provided in this Section 7(b).

(c) Interconnection. Provider shall be responsible for arranging the interconnection of the Project with XXXXXXX's Local Electric Utility in a manner which includes bi-directional or "net metering".

(d) Applicable Solar Program Incentives. Except as provided in Section 7(b), Provider shall receive all payments available under any Applicable Solar Program. XXXXXXX shall provide reasonable assistance to Provider in preparing all applications and other documents necessary for Provider to receive such payments, including designating Provider as the customer for purposes of the Applicable Solar Program or assigning payments from the Applicable Solar Program to Provider. If XXXXXXX receives any payments under the Applicable Solar Program or other programs in respect of the Project, it shall promptly pay them over to Provider. XXXXXXX's obligation to make any payments to Provider under this paragraph (d) is limited to any payments actually received by XXXXXXX.

(e) Ownership of Tax Attributes. Provider (and/or Financing Party) shall be the owner of any Tax Attributes that may arise as a result of the operation of the Project and shall be entitled to transfer such Tax Attributes to any person. XXXXXXX shall provide reasonable assistance to Provider in preparing all documents necessary for Provider to receive such Tax Attributes, and if XXXXXXX is deemed to be the owner of any such Tax Attributes, XXXXXXX shall assign the same (or the proceeds thereof) to Provider. If XXXXXXX receives any payments in respect of such Tax Attributes, it shall promptly pay them over to Provider.

(f) Environmental Attributes. Provider (and/or Financing Party) shall be the owner of any Environmental Attributes which may arise as a result of the operation of the Project and shall be entitled to transfer such Environmental Attributes to any person. XXXXXXX shall provide reasonable assistance to Provider in preparing all documents necessary for Provider to receive such Environmental Attributes, and if XXXXXXX is deemed to be the owner of any such Environmental Attributes, XXXXXXX shall assign the same (or the proceeds thereof) to Provider. If XXXXXXX receives any payments in respect of such Environmental Attributes, it shall promptly pay them over to Provider.

(g) Capacity & Ancillary Services. Provider shall be entitled to receive any payments for electric capacity or ancillary services that may become available as a result of the construction or operation of the Project. XXXXXXX shall provide reasonable assistance to Provider in preparing all documents necessary for Provider to receive such payments, and if XXXXXXX is deemed to be the owner or provider of such capacity or services, XXXXXXX shall assign the same to Provider. If XXXXXXX receives any payments in respect of capacity or such services it shall promptly pay them over to Provider.

(h) No Resale of Electricity. Except as contemplated by the provisions of Section 7(b), the electricity purchased by XXXXXXX from Provider under this Agreement shall not be resold, assigned or otherwise transferred to any other person without prior approval of the Provider, which approval shall not be unreasonably withheld, and XXXXXXX shall not take any action which would cause XXXXXXX or Provider to become a utility or public service company.

(i) Provider Is Not A Utility. Neither Party shall assert that Provider is an electric utility or public service company or similar entity that has a duty to provide service, is subject to rate regulation, or is otherwise subject to regulation by any governmental authority as a result of Provider's obligations or performance under this Agreement.

8. PERMITS, OWNERSHIP OF PROJECT, LIENS, MORTGAGES

(a) Permits. Provider shall pay for and obtain all approvals from governmental entities necessary for the construction and operation of the Project, including land use permits, building permits, demolition and waste disposal permits and approval.

(b) System Ownership. Except as provided in Section 9, Provider or Financing Party shall be the legal and beneficial owner of the Project at all times. The Project is personal property and shall not attach to or be deemed a part of, or fixture to, the Site. The Project shall at all times retain the legal status of personal property as defined under Article 9 of the Uniform Commercial Code. XXXXXXX covenants that it will place all persons having an interest in or lien upon the real property comprising the Premises, on notice of the ownership of the Project and the legal status or classification of the Project as personal property. XXXXXXX and/or Provider shall make any necessary filings to disclaim the Project as a fixture of its respective Premises and Site in the appropriate Land Registry to place all interested parties on notice of the ownership of the Project by Provider.

(c) Liens. To the extent permitted by Applicable Law, each Party shall not directly or indirectly cause, create, incur, assume or suffer to exist any mortgage, pledge, lien, (including mechanics', labor or materialman's lien), charge, security interest, encumbrance or claim of any nature, including claims by governmental authorities for taxes (collectively referred to as "Liens" and each, individually, a "Lien") on or with respect to the interests of the other in the Site, the Premises, and the Project, and in the Access Rights granted hereunder. Provider shall, to the extent allowed under Applicable Law, have Installer and its subcontractors execute lien waivers with respect to any mechanic's or materialman's lien against XXXXXXX's interest in the Site. If permitted under Applicable Law, XXXXXXX will post notices of non-responsibility to notify Installer and others that XXXXXXX is not responsible for work performed on the Project. Each Party shall promptly notify the other of the imposition of a Lien on the property interests of the other Party, and shall promptly discharge such lien, provided however, that a Party may seek to contest the amount or validity of any Lien affecting the property of the other Party, provided it timely complies with all procedures for contesting such Lien, posts any bond or other security necessary under such procedures, and if such procedures do not require the posting of security, the Party establishes for the benefit of the other Party a deposit, letter of credit, or other security acceptable to the other Party to indemnify the other Party against any Loss which could reasonably be expected to arise if such Lien is not removed or discharged.

(d) Non Disturbance Agreements. XXXXXXX shall pay for and obtain all consents required for it to enter into and perform its obligations under this Agreement from its lenders, landlord, tenants, and any other persons with interests in the Site. If there is any mortgage or fixture filing against the Premises which could reasonably be construed as prospectively attaching to the Project, XXXXXXX shall promptly upon request of Provider, provide an acknowledgement and consent from such lienholder, in form and substance reasonably acceptable to Financing Party, stating that the ownership of the Project remains in Provider and further acknowledging that the Project is personal property of Provider and agreeing not to disturb the rights of Provider in the Project and under this Agreement. If XXXXXXX is the fee owner of the Premises, XXXXXXX consents to the filing of a disclaimer of the Project as a fixture of the Premises in the Land Registry. If XXXXXXX is not the fee owner, XXXXXXX will obtain such consent from such owner of the Premises. Such acknowledgment and consents, or acceptable notices thereof, shall be recorded, at XXXXXXX's expense, in the appropriate Land Registry. XXXXXXX may in the future mortgage, pledge, and grant security interests in all or a portion of the Site and the improvements thereon, provided the mortgagee or other grantee of the encumbrance acknowledges this Agreement, the Project, the Access Rights granted hereunder, and the priority of Provider's (and/or Financing Party's) rights in the Project and the Access Rights.

9. PURCHASE OPTIONS; REMOVAL AT END OF TERM.

(a) End of Term Purchase Option. XXXXXXX shall have the right to purchase the Project from Provider at the expiration of the Operations Period at a price which will be the greater of (i) the then Fair Market Value of the Project or $89,067.60. No earlier than twelve months prior to the expiration of such Operations Period and no later than nine (9) months prior to the expiration of the Operations Period, XXXXXXX shall notify Provider of its intent to exercise the option. Within ninety-one (91) days of its receipt of such notice, Provider shall give XXXXXXX its appraisal of the Fair Market Value of the Project at the end of the Term. XXXXXXX may, but is not obligated to, accept such appraisal. If XXXXXXX does not accept such appraisal within ten (10) days of receiving the appraisal from Provider, the Parties shall meet to discuss the appraisal. If they are unable to reach agreement within twenty (20) days of the XXXXXXX's receipt of the appraisal from Provider, the Parties will be deemed to enter into a dispute for purposes of Section 23(a) and shall follow the procedures in Section 23 for resolution of the dispute. Notwithstanding the foregoing, in the event that Provider enters into a sale/leaseback transaction in connection with funding the installation of the Project, the process of determining the Fair Market Value of the Project in this Agreement shall be undertaken by a nationally recognized independent appraiser with experience and expertise in the solar photovoltaic industry acting reasonably and in good faith to determine the Fair Market Value of the Project and shall be undertaken consistently with the terms of such transaction so that the process for determining Fair Market Value under this Agreement shall be the same as provided in the agreements for such sale/leaseback transaction.

(b) Transfer of Ownership. Upon XXXXXXX's notice that it elects to exercise the option set forth in either Section 9(a) or 9(b) above, Provider shall prepare and deliver to XXXXXXX a set of records on the operation and maintenance history of the Project, including a summary of known defects. Upon payment of the purchase price, Provider shall deliver, or cause to be delivered, to XXXXXXX a bill of sale conveying the Project to XXXXXXX. Such bill of sale shall not contain any warranties other than a warranty against any defects in title arising through Provider. Provider shall use all reasonable efforts to transfer any remaining manufacturer's warranties on the Project, or portions thereof, to XXXXXXX.

(c) Operation & Maintenance After Sale. Prior to the effective date of XXXXXXX's purchase of the Project under Section 9(a) or 9(b), XXXXXXX and Provider shall discuss entering into an operation and maintenance agreement under which Provider shall perform all or a portion of the operation and maintenance requirements of the Project following XXXXXXX's purchase of the Project. However, neither Party shall be under an obligation to enter into such an agreement.

(d) Decommissioning. If XXXXXXX does not exercise the option set forth in Section 9(b) above, then Provider, at its expense, shall promptly decommission and remove the Project following the expiration of the Operations Period. Provider shall not be obligated, however, to remove any support structures for the Project which are affixed to XXXXXXX's structures or any below grade structures, including foundations and conduits, or any roads. XXXXXXX grants Provider and its representatives reasonable vehicular and pedestrian access across the Site to the Premises for purposes of decommissioning the Project. In exercising such access and performing the decommissioning, Provider shall reasonably attempt to minimize any disruption to activities occurring on the Site. XXXXXXX will provide Provider adequate storage space on the Site convenient to the Premises for materials and tools used during decommissioning. Provider shall be responsible for providing shelter and security for stored items during de-commissioning and removal. XXXXXXX further agrees that its normal security measures, practices, and policies which apply to its own Premises shall also apply to the Project. During decommissioning, Provider will comply with all Applicable Laws.

(e) No Survival of Purchase Option. The options for XXXXXXX to purchase the Project under Sections 9(a) and 9(b) shall not survive the termination of this Agreement.

10. SHUTDOWNS, RELOCATION; CLOSURE OR SALE OF SITE.

(a) XXXXXXX Requested Shutdown. XXXXXXX from time to time may request Provider to temporarily stop operation of the Project for a period no longer than thirty (30) days, such request to be reasonably related to XXXXXXX's activities in maintaining and improving the Site. During any such shutdown period (but not including periods of Force Majeure), XXXXXXX will pay Provider an amount equal to the sum of (i) payments that XXXXXXX would have made to Provider hereunder for electric energy that would have been produced by the Project during the period of the shutdown; (ii) revenues that Provider would have received with respect to the Project under the Applicable Solar Program and any other assistance program with respect to electric energy that would have been produced during the period of the shutdown; and (iii) revenues from Environmental Attributes and Tax Attributes that Provider would have received with respect to electric energy that would have been produced by the Project during the period of the shutdown. Determination of the amount of energy that would have been produced during the period of the shutdown shall be based, during the first Operations Year, on estimated levels of production and, after the first Operations Year, based on actual operation of the Project during the same period in the previous Operations Year, unless Provider and XXXXXXX mutually agree to an alternative methodology.

(b) Provider Safety Shutdown. In addition to the right of Provider to shut down the Project for maintenance as provided in Section 4(j), Provider may shutdown the Project if Provider, in the exercise of reasonable judgment, believes Site conditions or activities of persons on a Site, which are not under the control of Provider, whether or not under the control of XXXXXXX, may interfere with the safe operation of the Project. Provider shall give XXXXXXX notice of a shutdown immediately upon becoming aware of the potential for such conditions or activities. Provider and XXXXXXX shall cooperate and coordinate their respective efforts to restore Site conditions so as to not interfere with the safe operation of the Project and to reduce, to the greatest extent practicable, the duration of the shutdown. In the event of such a shutdown, XXXXXXX shall be deemed to have acted under Section 10(a) to shut down the Project, and shall pay Provider the amounts described in Section 10(a) with respect to the period of the shutdown, except that XXXXXXX shall not be required to pay such amounts relative to any time period prior to Provider's notice of the shutdown or during any Force Majeure Event. If a shutdown pursuant to this Section 10(b) continues for one hundred and eighty (180) days or longer, Provider may terminate this Agreement and require XXXXXXX to pay the Early Termination Amount.

(c) Project Relocation. XXXXXXX may request to move the Project to another location on the Site or to another site owned by XXXXXXX, but any such relocation shall be subject to the approval of Provider and Financing Party in each of their sole discretion. In connection with such relocation, XXXXXXX shall execute an amendment to this Agreement reflecting the new location of the Project but otherwise continuing all the terms and conditions of this Agreement for the remaining term of this Agreement. XXXXXXX shall also provide any consents or releases required by Provider in connection with the new location. XXXXXXX shall pay all costs associated with the removal and relocation of the Project, including installation and testing costs and interconnection costs. In addition, during the Relocation Event, XXXXXXX will pay Provider an amount equal to the sum of (i) payments that XXXXXXX would have made to Provider hereunder for electric energy that would have been produced by the Project following the Relocation Event; (ii) revenues that Provider would have received with respect to the Project under the Applicable Solar Program and any other assistance program with respect to electric energy that would have been produced following the Relocation Event; and (iii) revenues from Environmental Attributes and Tax Attributes that Provider would have received with respect to electric energy that would have been produced by the Project following the Relocation Event. Determination of the amount of energy that would have been produced following the Relocation Event shall be based, during the first Operations Year, on the estimated levels of production and, after the first Operations Year, based on actual operation of the Project in the same period in the previous Operations Year, unless Provider and XXXXXXX mutually agree to an alternative methodology.

(d) Premises Shutdown; Interconnection Deactivated. In the event Premises are closed as a result of an event that is not (i) a Force Majeure Event or (ii) caused by or related to any unexcused action or inaction of Provider, XXXXXXX shall nevertheless continue to pay Provider for all electricity produced by the Project on the Premises and delivered to the Point of Delivery. If an interconnection with the Local Electric Utility becomes deactivated for reasons that are not (i) a Force Majeure Event or (ii) caused by or related to any unexcused action or inaction of Provider such that the Project is no longer able to produce electricity or transfer electricity to its respective Premises or to the Local Electric Utility, XXXXXXX will pay Provider an amount equal to the sum of (A) payments that XXXXXXX would have made to Provider hereunder for electric energy that would have been produced by the Project following such closure; (B) revenues that Provider would have received with respect to the Project under the Applicable Solar Program and any other assistance program with respect to electric energy that would have been produced following such closure; and (C) revenues from Environmental Attributes that Provider would have received with respect to electric energy that would have been produced by the Project following such closure. Determination of the amount of energy that would have been produced following such closure shall be based, during the first Operations Year, on the estimated levels of production and, after the first Operations Year, based on actual operation of the Project in the same period in the previous Operations Year, unless Provider and XXXXXXX mutually agree to an alternative methodology. If a shutdown pursuant to this Section 10(d) continues for one hundred and eighty (180) days or longer, Provider may terminate this Agreement and require XXXXXXX to pay the Early Termination Amount.

(e) Sale of Site. In the event XXXXXXX transfers (by sale, lease or otherwise) all or a portion of its interest in the Site, XXXXXXX shall remain primarily liable to Provider for the performance of the obligations of XXXXXXX hereunder notwithstanding such transfer. However, if no XXXXXXX Event of Default has occurred and is continuing and the transferee is acceptable to Provider and Financing Party in their sole discretion and executes agreements assuming this Agreement in form and substance satisfactory to Provider and Financing Party in their sole discretion, XXXXXXX may be released from further obligations under this Agreement.

11. TAXES.

(a) Income Taxes. Provider shall be responsible for any and all income taxes associated with payments from XXXXXXX to Provider for electric energy from the Project. Provider (and/or Financing Party), as owner of the Project, shall be entitled to all Tax Attributes with respect to the Project.

(b) Sales Taxes. XXXXXXX shall be responsible for all taxes, fees, and charges, including sales, use, and gross receipts taxes, imposed or authorized by any Governmental Authority on the sale of electric energy by Provider to XXXXXXX. XXXXXXX shall timely report, make filings for, and pay any and all such taxes assessed directly against it and shall reimburse Provider for any and all such taxes assessed against and paid by Provider.

(c) Property Taxes. XXXXXXX shall be responsible for all ad valorem personal property or real property taxes levied against the Site, improvements thereto and personal property located thereon, except that Provider shall be responsible for ad valorem personal property or real property taxes levied against the Project. If XXXXXXX is assessed any taxes related to the existence of the Project on the Premises, XXXXXXX shall immediately notify Provider. XXXXXXX and Provider shall cooperate in contesting any such assessment; provided, however, that XXXXXXX shall pay such taxes to avoid any penalties or interest on such Taxes, subject to reimbursement by Provider. If after resolution of the matter, such tax is imposed upon XXXXXXX related to the improvement of real property by the existence of the Project on the Site, Provider shall reimburse XXXXXXX for such tax.

(d) Tax Contests. Each Party has the right to contest taxes in accordance with Applicable Law and the terms of encumbrances against the Site. Each Party shall use all reasonable efforts to cooperate with the other in any such contests of tax assessments or payments. In no event shall either Party postpone during the pendency of an appeal of a tax assessment the payment of taxes otherwise due except to the extent such postponement in payment has been bonded or otherwise secured in accordance with Applicable Law.

(e) Payment of Delinquent Taxes. In the event either Party fails to pay any taxes that may become a lien upon the other Party's property, such Party may pay such amounts and in such event shall be entitled to recover such paid amount from the other Party, together with interest thereon at the rate of one percent (1%) per month, compounded monthly.

(f) Reimbursement Deadline. Any reimbursement of taxes owing pursuant to this Section 11 shall be paid within twenty (20) Business Days of receiving an invoice therefor from the Party who paid the taxes.

12. INSURANCE.

(a) Coverage. XXXXXXX and Provider shall each maintain the insurance coverage set forth in Exhibit E in full force and effect throughout the Term.

(b) Applicable Solar Program Requirements. XXXXXXX and Provider will also maintain the additional insurance requirements (if any) specified in Exhibit G to satisfy the requirements of the Applicable Solar Program.

(c) Insurance Certificates. Each Party shall furnish current certificates indicating that the insurance required under this Section 12 is being maintained. Each Party's insurance policy provided hereunder shall contain a provision whereby the insurer agrees to give the other Party thirty (30) days written notice before the insurance is cancelled or materially altered.

(d) Certain Insurance Provisions. Each Party's insurance policy shall be written on an occurrence basis and shall include the other Party as an additional insured as its interest may appear. A cross liability clause shall be made part of the policy. Each Party's insurer shall waive all rights of subrogation against the other Party except in the case of such Party's negligence or willful misconduct.

(e) Insurance Providers. All insurance maintained hereunder shall be maintained with companies rated no less than A- as to Policy Holder's Rating in the current edition of Best's Insurance Guide (or with an association of companies each of the members of which are so rated).

13. COOPERATION; SOLAR ACCESS; FUTURE IMPROVEMENTS.

(a) Cooperation. The Parties acknowledge that the performance of each Party's obligations under this Agreement will frequently require the assistance and cooperation of the other Party. Each Party therefore agrees, in addition to those provisions in this Agreement specifically providing for assistance from one Party to the other, that it will at all times during the Term cooperate with the other Party and provide all reasonable assistance to the other Party to help the other Party perform its obligations hereunder.

(b) XXXXXXX to Not Restrict Solar Access. XXXXXXX, or any lessee, grantee or licensee of XXXXXXX, shall not erect any structures on, or make other modifications to, or plantings on, the Site which will interfere with the construction, operation or maintenance of, or solar access of, the Project.

(c) Adjoining Properties. If Applicable Law and existing easements do not ensure that structures or plantings on adjoining property will not interfere with the solar access for the Project, then XXXXXXX and Provider shall work together to obtain from owners of adjoining properties any easements reasonably necessary to protect the solar access of the Project. Such easements shall run for the benefit of both XXXXXXX and Provider. Provider shall pay for the expense of obtaining such easements, including payments to property owners and legal costs, but the rates payable by XXXXXXX for electric energy from the Project shall be increased by an amount sufficient for Provider to fully amortize such costs, over a period equal to the lesser of (i) ten years and (ii) the remaining term of this Agreement without regard to XXXXXXX's option to purchase the Project.

14. PRESS RELEASES AND CONFIDENTIALITY.

(a) Press Releases. The Parties acknowledge that they each desire to publicize information about this Agreement and the Project. The Parties therefore agree that each may make independent press releases about entering into this Agreement, the size and location of the Project, and the identity of the other Party, without the prior written consent of the other Party, so long as only Provider has the exclusive right to (i) claim that electric energy provided to XXXXXXX was generated by the Project, (ii) Provider is responsible for the reductions in emissions of pollution and greenhouse gases resulting from the generation of such electric energy and (iii) Provider is entitled to all credits, certificates, registrations, etc., evidencing or representing any of the foregoing except as otherwise expressly provided in this Agreement. However, the terms of this Agreement and information about the Project other than that described above constitutes Confidential Information, as defined below, and is subject to the remaining provisions of this Section 14.

(b) Limits on Disclosure of Confidential Information. Subject to the exceptions set forth below in Section 14(c), each Party agrees that, (i) without the consent of the other Party, it shall not disclose any Confidential Information received from the other Party to any other person and (ii) it shall use any Confidential Information received from the other Party only for the purpose of fulfilling its obligations under this Agreement. Notwithstanding the foregoing, the Parties may, and shall, disclose any information required to be disclosed under rules, regulations and contracts implementing the Applicable Solar Program or Tax Attributes required to be disclosed by any Governmental Authority under Applicable Law or pursuant to a validly issued subpoena or required filing.

(c) Permissible Disclosures. Provider may provide this Agreement, and any correspondence, notices and other information related to this Agreement to any person who has provided or who is interested in providing construction or permanent financing, or any refinancing thereof, to Provider in connection with the Project. In addition, if a receiving Party is required by Applicable Law, validly issued subpoena, required filing, or the rules of any stock exchange, to disclose any Confidential Information provided by the disclosing Party, the receiving Party may make disclosure as required by law, but the receiving Party shall prior to making any disclosure notify the disclosing Party of the requested disclosure and shall use its reasonable efforts to cooperate with the disclosing Party, but at the expense of the disclosing Party, in any efforts by the disclosing Party to minimize the extent of the Confidential Information disclosed and the persons to whom disclosed.

(d) Enforcement of Confidentiality Provisions. Each Party acknowledges that it may be impossible to measure the damages which may result from a breach of this Section 14 and agrees that the provisions of this Section 14 may be required to be specifically performed and each Party shall have the right to obtain preliminary and permanent injunctive relief to secure specific performance of the terms of this Section 14. The provisions of this Section 14 shall survive until three years after the effective date of any termination of this Agreement.

15. INDEMNIFICATION.

(a) Provider Indemnification. Provider shall indemnify, defend and hold XXXXXXX and its directors, officers, employees, agents, volunteers, and invitees ("XXXXXXX's Indemnified Parties"), harmless from and against all Losses incurred by the XXXXXXX Indemnified Parties to the extent arising from or out of the following: (i) any claim for or arising out of any injury to or death of any Person or loss or damage to property to the extent arising out of Provider's (or its contractor's) negligence or willful misconduct; (ii) Provider's violation of Applicable Law; (iii) any failure to properly interconnect or comply with the procedures of the Local Electric Utility; or (iv) any failure to properly handle or dispose of any Hazardous Materials brought onto the Site by Provider or by any of Provider's employees, agents, volunteers, and invitees. Such duty to indemnify with respect to any injuries to persons or damage to property arising from the generation of electricity from the Project shall not extend to incidents occurring on XXXXXXX's side of the Point of Delivery except to the extent caused by incidents on Provider's side of the Point of Delivery. Such duty to indemnify shall not apply to any action or claim, whether in tort (including negligence and strict liability), contract or otherwise for any loss, injury, or costs resulting from interruptions in service. Provider shall not be obligated to indemnify XXXXXXX or any XXXXXXX Indemnified Party for any Loss to the extent such Loss is due to the negligence or willful misconduct of XXXXXXX or any XXXXXXX Indemnified Party.

(b) XXXXXXX Indemnification. XXXXXXX shall indemnify, defend and hold Provider, its contractors, subcontractors, shareholders, directors, officers, employees, agents, and invitees, and Financing Party ("Provider's Indemnified Parties"), harmless from and against all Losses incurred by the Provider's Indemnified Parties to the extent arising from or out of (i) any claim for or injury to or death of any Person or loss or damage to property to the extent arising out of the negligence or willful misconduct of any of XXXXXXX's Indemnified Parties; (ii) XXXXXXX's violation of Applicable Law; or (iii) the presence, removal or remediation of any Hazardous Materials on the Site (other than any Hazardous Materials brought on to the Site by Provider's Indemnified Parties). XXXXXXX shall not be obligated to indemnify Provider or any Provider Indemnified Party for any Loss to the extent such Loss is due to the negligence or willful misconduct of Provider or any Provider Indemnified Party.

(c) Notice of Claims. Whenever any claim arises for indemnification under this Agreement, the Indemnified Person shall notify the Indemnifying Party in writing as soon as possible (but in any event prior to the time by which the interest of the Indemnifying Party will be materially prejudiced as a result of its failure to have received such notice) after the Indemnified Person has knowledge of the facts constituting the basis for such claim (the "Notice of Claim"). Such Notice of Claim shall specify all facts known to the Indemnified Person giving rise to the indemnification right and the amount or an assessment of the amount of the liability arising therefrom.

(d) Defense of Claims. The Indemnifying Party has the right, but not the obligation to assume the defense or the matter for which indemnification is sought hereunder. If the Indemnifying Party does not assume the defense, it shall timely pay all costs of counsel and case expenses incurred by Indemnified Person in connection with the defense, when and as incurred. If the Indemnifying Party assumes the defense, the Indemnified Person has the right to hire its own counsel to defend it, but the Indemnified Person shall be responsible for the reasonable costs of such counsel. The Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to the matter for which indemnification is sought without the prior written consent of the Indemnified Person (which consent shall not be unreasonably withheld) unless the judgment or settlement involves the payment of money damages only and does not require the acknowledgement of the validity of any claim.

(e) Payments. At the time that the Indemnifying Party makes any indemnity payments under this Agreement, the indemnification payment shall be adjusted such that the payment will result in the Indemnified Person receiving an indemnity payment equal to the Loss after taking into account (i) all federal, state, and local income taxes that are actually payable to the Indemnified Person with respect to the receipt of such payment and (ii) all national, state, and local tax deductions allowable to the Indemnified Person for any items of loss and deduction for which the Indemnified Party is being indemnified.

(f) Survival of Indemnification. The obligations of indemnification hereunder shall survive termination of this Agreement.

16. REPRESENTATIONS AND WARRANTIES.

(a) Mutual Representations. Each Party hereby represents and warrants to the other, as of date hereof, that:

(i) Organization. It is duly organized, validly existing and in good standing under the laws of its state of incorporation and of the state in which the Premises are located, respectively, and has the power and authority to enter into this Agreement and to perform its obligations hereunder.

(ii) No Conflict. The execution and delivery of this Agreement and the performance of and compliance with the provisions of this Agreement will not conflict with or constitute a breach of or a default under (1) its organizational documents; (2) any agreement or other obligation by which it is bound; (3) any law or regulation.

(iii) Enforceability. (1) All actions required to be taken by or on the part of such Party necessary to make this Agreement effective have been duly and validly taken; (2) this Agreement has been duly and validly authorized, executed and delivered on behalf of such Party; and (3) this Agreement constitutes a legal, valid and binding obligation of such Party, enforceable in accordance with its terms, subject to laws of bankruptcy, insolvency, reorganization, moratorium or other similar laws.

(iv) No Material Litigation. There are no court orders, actions, suits or proceedings at law or in equity by or before any governmental authority, arbitral tribunal or other body, or threatened against or affecting it or brought or asserted by it in any court or before any arbitrator of any kind or before or by any governmental authority that could reasonably be expected to have a material adverse effect on it or its ability to perform its obligations under this Agreement, or the validity or enforceability of this Agreement.

(b) XXXXXXX Representations. In addition to the representations and warranties in Section 16(a), XXXXXXX hereby represents and warrants to Provider, as of date hereof, that:

(i) Electric Usage. XXXXXXX has provided to Provider complete and correct records of its electric usage at the Site for the preceding 2 years.

(ii) Condition of Premises. XXXXXXX has provided to Provider XXXXXXX's complete and correct records of the physical condition of the Premises. If it is discovered that the actual site conditions on part of, or on the entire Premises upon which all or part of the Project is to be installed, are materially different from the information presented by XXXXXXX, then if practicable the rates payable by XXXXXXX hereunder shall be adjusted to compensate Provider for the cost of design and construction changes and delays incurred to adapt the Project to the unknown conditions. If such adjustment is not practicable, Provider shall have other rights under this Agreement.

(iii) Financial Information. The financial statements XXXXXXX has provided to Provider present fairly in all material respects the financial condition and results of operations of XXXXXXX.

17. FORCE MAJEURE.

(a) Excuse for Force Majeure Event. Except as provided in Section 17(b) or otherwise specifically provided in this Agreement, neither Party shall be considered in breach of this Agreement or liable for any delay or failure to comply with this Agreement, if and to the extent that such delay or failure is attributable to the occurrence of a Force Majeure Event; provided that the Party claiming relief as a result of the Force Majeure Event shall promptly (i) notify the other Party in writing of the existence and details of the Force Majeure Event; (ii) exercise all reasonable efforts to minimize delay caused by such Force Majeure Event; (iii) notify the other Party in writing of the cessation of such Force Majeure Event; and (iv) resume performance of its obligations hereunder as soon as practicable thereafter.

(b) No Excuse for Payment for Prior Services. Obligations to make payments for services already provided shall not be excused by a Force Majeure Event.

(c) Restoration. In the event of a casualty event, to the extent that such casualty event is attributable to the occurrence of a Force Majeure Event, which destroys all or a substantial portion of the Premises, XXXXXXX shall elect, within ninety (90) days of such event, whether it will restore the Premises, which restoration will be at the sole expense of XXXXXXX. If XXXXXXX does not elect to restore the Premises, then Provider shall not restore the Project and this Agreement will terminate. If XXXXXXX does elect to restore the Premises, XXXXXXX shall provide notice of such election to Provider and Provider shall then elect, within ninety (90) days of receipt of such notice, whether or not to restore the Project, subject to the Parties agreeing on a schedule for the restoration of the Premises and an equitable extension to the Term of this Agreement. If the Parties are not able to so agree or if Provider does not elect to restore the Project, Provider shall promptly remove any portions of the Project remaining on the Premises, and this Agreement shall terminate. If Provider does elect to restore the Project, it shall do so at its sole expense. In the event of termination of this Agreement pursuant to this Section 17(c), (i) the Parties shall not be released from any payment or other obligations arising under this Agreement prior to the casualty event; and (ii) the confidentiality provisions of Section 14, the indemnity obligations under Section 15 hereof, and the dispute resolution provisions of Section 23 hereof shall continue to apply notwithstanding the termination of this Agreement.

(d) Termination for Force Majeure Event. Notwithstanding anything to the contrary in this Section 17, if nonperformance on account of a Force Majeure Event continues beyond a continuous period of three hundred and sixty-five (365) days, then either Party shall have the right to terminate this Agreement upon thirty (30) days notice to the other. Upon such termination, Provider shall be required to decommission and remove the Project from the applicable Site in accordance with the provisions of Section 9(e) (unless there has been a casualty event, in which case the provisions of clause (c) above shall apply to the removal of the Project). In the event of such a termination of this Agreement with respect to the Project, the Parties shall not be released from any payment or other obligation arising under this Agreement which accrued prior to the shutdown of the Project or the Premises, and the indemnity, confidentiality and dispute resolution provisions of this Agreement shall survive the termination of this Agreement.

18. CHANGE IN LAW.

In the event there is a Change in Law that is applicable to the operation of the Project, the sale of electric energy produced by the Project, or any other obligation of the Provider hereunder, and compliance with the Change in Law results in an increase in Provider's costs to operate and/or maintain the Project, Provider will promptly submit to XXXXXXX a written notice setting forth (i) the applicable Change in Law; (ii) the manner in which such Change in Law increases Provider's costs; and (iii) Provider's proposed adjustment to the then applicable and future rates for electric energy in this Agreement to reflect such increases in costs. XXXXXXX agrees to an adjustment in the then applicable and future rates such that the new rates compensate Provider for the total cost increase arising from the Change in Law and said adjustment will remain in effect for as long as the costs arising from the Change in Law continue to be incurred by the Provider; provided, however any such increase shall be no greater than ten percent (10%) of the rates set forth in Exhibit A.

19. PROVIDER DEFAULT AND XXXXXXX REMEDIES.

(a) Provider Events of Default. Provider shall be in default of this Agreement if any of the following ("Provider Events of Default") shall occur:

(i) Misrepresentation. Any representation or warranty by Provider under Section 16 hereof, is incorrect or incomplete in any material way, or omits to include any information necessary to make such representation or warranty not materially misleading, and such defect is not cured within fifteen (15) days after receipt of notice from XXXXXXX identifying the defect.

(ii) Abandonment During Installation. After commencement of installation of the Project, Provider abandons installation of the Project for thirty (30) days and fails to resume installation within thirty (30) days after receipt of notice from XXXXXXX stating that, in XXXXXXX's reasonable determination, Provider has abandoned installation of the Project.

(iii) Failure to Operate. After the Commercial Operation Date, Provider fails to operate the Project for a period of 90 days which failure is not due to equipment failure, or damage to the Project, act of governmental authority, or exercise of Provider's rights under this Agreement, or otherwise excused by the provisions of Section 17(b) (relating to Force Majeure Events); and Provider fails to resume operation within thirty (30) days after receipt of notice from XXXXXXX stating that, in XXXXXXX's reasonable determination, Provider has ceased operation of the Project , provided, however, that the cure period shall be extended by the number of calendar days during which Provider is prevented from taking curative action if Provider had begun curative action and was proceeding diligently, using commercially reasonable efforts, to complete such curative action.

(iv) Obligation Failure. Provider fails to perform any obligation hereunder, such failure is material, such failure is not excused by the provisions of Section 17(b) (relating to Force Majeure Events), and such failure is not cured within: (A) ten (10) days if the failure involves a failure to make payment when due or maintain required insurance; or (B) sixty (60) days if the failure involves an obligation other than payment or the maintenance of insurance, after receipt of notice from XXXXXXX identifying the failure.

(v) Insolvency. Provider (A) applies for or consents to the appointment, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or a substantial portion of its property; (B) admits in writing its inability, or is generally unable, to pay its debts as such debts become due; (C) makes a general assignment for the benefit of its creditors; (D) commences a voluntary case under any bankruptcy law; (E) files a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding up, or composition or readjustment of debts; (F) acquiesces in, or fails to contest in a timely manner, any petition filed against Provider in an involuntary case under bankruptcy law or seeking to dissolve Provider under other Applicable Law; or (G) takes any action authorizing its dissolution.

(b) Financing Party Opportunity to Cure; XXXXXXX Remedies. Upon an Event of Default by Provider, provided that XXXXXXX complies with its obligations under Section 21 and Financing Party does not cure such Event of Default by Provider, XXXXXXX may terminate this Agreement, seek to recover damages for costs of replacement electricity and pursue other remedies available at law or equity.

20. XXXXXXX DEFAULT AND PROVIDER REMEDIES.

(a) XXXXXXX Events of Default. XXXXXXX shall be in default of this Agreement if any of the following ("XXXXXXX Events of Default") shall occur:

(i) Misrepresentation. Any representation or warranty by XXXXXXX under Section 16 hereof, is incorrect or incomplete in any material way, or omits to include any information necessary to make such representation or warranty not materially misleading, and such defect is not cured within fifteen (15) days after receipt of notice from Provider identifying the defect.

(ii) Obstruction. XXXXXXX obstructs commencement of installation of the Project or fails to take any actions necessary for the interconnection of the Project, or fails to take electric energy produced by the Project, and fails to correct such action within ten (10) days of when such payment was due.

(iii) Payment Failure. XXXXXXX fails to make any payment due under the terms of this Agreement, and fails to make such payment within ten (10) days after receipt of notice thereof from Provider.

(iv) Obligation Failure. XXXXXXX fails to perform any obligation hereunder, such failure is material, such failure is not excused by the provisions of Section 17(b) (relating to Force Majeure Events), and such failure is not cured within: (A) ten (10) days if the failure involves a failure to maintain required insurance; or (B) sixty (60) days if the failure involves an obligation other than payment or the maintenance of insurance, after receipt of notice from Provider identifying the failure.

(v) Insolvency. XXXXXXX (A) applies for or consents to the appointment, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or a substantial portion of its property; (B) admits in writing its inability, or be generally unable, to pay its debts as such debts become due; (C) makes a general assignment for the benefit of its creditors; (D) commences a voluntary case under any bankruptcy law; (E) files a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding up, or composition or readjustment of debts; (F) acquiesces in, or fails to contest in a timely manner, any petition filed against XXXXXXX in an involuntary case under bankruptcy law or seeking to dissolve XXXXXXX under other Applicable Law; or (G) takes any action authorizing its dissolution.

(b) Default Damages. Upon an Event of Default by XXXXXXX, Provider may require XXXXXXX to pay to Provider the Early Termination Amount, sell electricity produced by the Project to persons other than XXXXXXX, and recover from XXXXXXX any loss in revenues resulting from such sales; and/or pursue other remedies available at law or in equity. After Provider's receipt of such Early Termination Amount pursuant to this Section 20(b), Provider shall collect no additional damages resulting from lost revenues from sales of electricity from the Project.

21. COLLATERAL ASSIGNMENT, FINANCING PROVISIONS.

(a) Financing Arrangements. Provider may mortgage, pledge, grant security interests, assign, or otherwise encumber its interests in this Agreement to any persons providing financing for the Project. XXXXXXX acknowledges that Provider may obtain construction financing for the Project from third party and that Provider may either obtain term financing secured by the Project or sell or assign the Project to a Financing Party or may arrange other financing accommodations from one or more financial institutions and may from time to time refinance, or exercise purchase options under, such transactions. XXXXXXX acknowledges that in connection with such transactions Provider may secure Provider's obligations by, among other collateral, an assignment of this Agreement and a first security interest in the Project. In order to facilitate such necessary sale, conveyance, or financing, and with respect to any lender or lessor, as applicable, XXXXXXX agrees as follows:

(i) Consent to Collateral Assignment. XXXXXXX hereby consents to both of the sale of the Project to a Financing Party and the collateral assignment to the Financing of the Provider's right, title and interest in and to this Agreement.

(ii) Rights of Financing Party. Notwithstanding any contrary term of this Agreement:

(A) Step-In Rights. The Financing Party, as owner of the Project, or as collateral assignee of this Agreement, shall be entitled to exercise, in the place and stead of Provider, any and all rights and remedies of Provider under this Agreement in accordance with the terms of this Agreement. The Financing Party shall also be entitled to exercise all rights and remedies of owners or secured parties, respectively, generally with respect to this Agreement and the Project;

(B) Opportunity to Cure Default. The Financing Party shall have the right, but not the obligation, to pay all sums due under this Agreement and to perform any other act, duty or obligation required of Provider thereunder or cause to be cured any default of Provider thereunder in the time and manner provided by the terms of this Agreement. Nothing herein requires the Financing Party to cure any default of Provider under this Agreement or (unless the Financing Party has succeeded to Provider's interests under this Agreement) to perform any act, duty or obligation of Provider under this Agreement, but XXXXXXX hereby gives it the option to do so;

(C) Exercise of Remedies. Upon the exercise of remedies, including any sale of the Project by the Financing Party, whether by judicial proceeding or under any power of sale contained therein, or any conveyance from Provider to the Financing Party (or any assignee of the Financing Party as defined below) in lieu thereof, the Financing Party shall give notice to XXXXXXX of the transferee or assignee of this Agreement. Any such exercise of remedies shall not constitute a default under this Agreement;

(D) Cure of Bankruptcy Rejection. Upon any rejection or other termination of this Agreement pursuant to any process undertaken with respect to Provider under the United States Bankruptcy Code, at the request of Financing Party made within ninety (90) days of such termination or rejection, XXXXXXX shall enter into a new agreement with Financing Party or its assignee having substantially the same terms and conditions as this Agreement.

(iii) Right to Cure.

(A) Cure Period. XXXXXXX will not exercise any right to terminate or suspend this Agreement unless it shall have given the Financing Party prior written notice of its intent to terminate or suspend this Agreement, as required by this Agreement, specifying the condition giving rise to such right, and the Financing Party shall not have caused to be cured the condition giving rise to the right of termination or suspension within thirty (30) days after such notice or (if longer) the periods provided for in this Agreement; provided that if such Provider default reasonably cannot be cured by the Financing Party within such period and the Financing Party commences and continuously pursues cure of such default within such period, such period for cure will be extended for a reasonable period of time under the circumstances, such period not to exceed an additional ninety (90) days. The Parties' respective obligations will otherwise remain in effect during any cure period.

(B) Continuation of Agreement. If the Financing Party or its assignee (including any purchaser or transferee), pursuant to an exercise of remedies by the Financing Party, shall acquire title to or control of Provider's assets and shall, within the time periods described in Section 21(a)(iii)(A) above, cure all defaults under this Agreement existing as of the date of such change in title or control in the manner required by this Agreement and which are capable of cure by a third person or entity, then such Person shall no longer be in default under this Agreement, and this Agreement shall continue in full force and effect.

(b) Financing Party a Third Party Beneficiary. XXXXXXX agrees and acknowledges that Financing Party is a third party beneficiary of the provisions of this Section 21.

(c) Entry to Consent to Assignment. XXXXXXX agrees to (i) execute any consents to assignment or acknowledgements and (ii) provide such opinions of counsel as may be reasonably requested by Provider and/or Financing Party in connection with such financing or sale of the Project.

22. LIMITATIONS ON DAMAGES.

EXCEPT AS EXPLICITLY PROVIDED IN THIS AGREEMENT (including, without limitation, in Sections 10 and 20(b)), NEITHER PARTY NOR ANY OF ITS INDEMNIFIED PERSONS SHALL BE LIABLE TO THE OTHER PARTY OR ITS INDEMNIFIED PERSONS FOR ANY SPECIAL, PUNITIVE, EXEMPLARY, INDIRECT, OR CONSEQUENTIAL DAMAGES, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

23. DISPUTE RESOLUTION.

(a) Negotiation Period. The Parties shall negotiate in good faith and attempt to resolve any dispute, controversy or claim arising out of or relating to this Agreement (a "**Dispute**") within 30 days after the date that a Party gives written notice of such Dispute to the other Party.

(b) Mediation. If, after such negotiation in accordance with Section 23(a), the Dispute remains unresolved, either Party may require that a non-binding mediation take place. In such mediation, representatives of the Parties with authority to resolve the dispute shall meet for at least three (iii) hours with a mediator whom they choose together. If the Parties are unable to agree on a mediator, then either Party is hereby empowered to request the American Arbitration Association to appoint a mediator. The mediator's fee and expenses shall be paid one-half by each Party.

(c) Arbitration of Disputes.

(i) Rules of Arbitration. Any Dispute that is not settled to the mutual satisfaction of the Parties pursuant to Sections 23(a) or 23(b) shall (except as provided in Section 23(d)) be settled by binding arbitration between the Parties conducted in San Diego, California, or such other location mutually agreeable to the Parties, and in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the "**AAA**") in effect on the date that a Party gives notice of its demand for arbitration.

(ii) Dispute Submission. The Party initiating the Arbitration (the "**Submitting Party**") shall submit such Dispute to arbitration by providing a written demand for arbitration to the other Party (the "**Responding Party**"), which demand must include statements of the facts and circumstances surrounding the dispute, the legal obligation breached by the other Party, the amount in controversy and the requested relief, accompanied by all relevant documents supporting the Demand.

(iii) Arbitrator Selection. The arbitrator(s) selected shall have contract resolution experience and experience in the electric power business and shall not have any current or past substantial business or financial relationships with the Parties or their Affiliates. Arbitrators must agree to be bound by the confidentiality provisions of this Agreement. If the amount in controversy is less than $250,000, the Dispute will be determined by a single neutral arbitrator, who will be chosen by the Parties within forty-five (45) days of submission of the demand on the Responding Party. If the Parties cannot agree on a single neutral arbitrator within such period, the arbitrator shall be chosen by the AAA. If the amount in controversy is $250,000 or greater, the Dispute will be determined by a Panel of three (3) arbitrators. Each Party shall select one arbitrator, but if a Party fails to select an arbitrator within forty-five (45) days of the submission of the demand on the Responding Party, the arbitrator will be chosen by the AAA. The two arbitrators so selected will select the third arbitrator, who shall act as the chairman of the panel. If the two arbitrators cannot select the third arbitrator within thirty (30) days (or such additional time as the Parties may agree) of the selection of both of the first two arbitrators, the third arbitrator shall be chosen by the AAA. As used herein, "**Panel**" means either a single arbitrator or a group of three arbitrators selected as provided herein.

(iv) Discovery. Within fifteen days (15) of the selection of the third arbitrator, the Parties shall submit statements to the Panel summarizing the issues in the case and including recommendations for discovery. Within twenty (20) days of receipt of the statements from the Parties, the Panel will meet with the Parties and issue orders on the scheduling of the case and any discovery to be permitted.

(v) Decision. Upon ten (10) days of completion of the hearing conducted by the Panel, each Party shall submit to the Panel its proposal for resolution of the dispute. The Panel in its award shall be limited to selecting only one of the two proposals submitted by the Parties. The award shall be in writing (stating the amount and reasons therefore) and shall be final and binding upon the Parties, and shall be the sole and exclusive remedy between the Parties regarding any claims and counterclaims presented to the Panel. The Panel shall be permitted, in its discretion, to add pre-award and post-award interest at commercial rates. Judgment upon any award may be entered in any court having jurisdiction.

(vi) Expenses. Unless otherwise ordered by the Panel, each Party shall bear its own expenses and one-half of the cost of the Panel. Payments of the Panel's costs shall be made on a monthly basis prior to the Award.

(d) Exceptions to Arbitration. The obligation to arbitrate shall not be binding upon any Party with respect to (i) requests for preliminary injunctions, temporary restraining orders, specific performance, or other procedures in a court of competent jurisdiction to obtain interim relief deemed necessary by such court to preserve the status quo or prevent irreparable injury pending resolution by arbitration of the actual Dispute; (ii) actions to enforce an award of a Panel or otherwise to collect payments not subject to bonafide dispute; or (iii) claims involving third parties who have not agreed to participate in the arbitration of the Dispute.

(e) Survival of Arbitration Provisions. The provisions of this Section 23 shall survive any termination of this Agreement and shall apply (except as provided herein) to any disputes arising out of this Agreement.

24. NOTICES.

Delivery of Notices. All notices or other communications which may be or are required to be given by any party to any other party pursuant to this Agreement shall be in writing and shall be either (i) delivered by hand; (ii) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid; (iii) delivered by a recognized overnight or personal delivery service; (iv) transmitted by facsimile (such transmission to be effective on the day of receipt if received prior to 5:00 pm local time on a business day or in any other case as of the next business day following the day of transmittal); or (v) transmitted by email if receipt of such transmission by email is specifically acknowledged by the recipient (automatic responses not being sufficient for acknowledgement), addressed as follows:

If to XXXXXXX:

XXXXXXX School
200 N. Broadway
Escondido, CA 92026

Attention: [________________]
Email: [________________]
Facsimile: (760) 489-7055

If to Provider:

[________________]
[________________]
[________________]
Attention: [________________]
Email: [________________]

Notices shall be effective when delivered (or in the case of email, when acknowledged by the recipient) in accordance with the foregoing provisions, whether or not (except in the case of email transmission) accepted by, or on behalf of, the Party to whom the notice is sent.

Each Party may designate by Notice in accordance with this section to the other Party a new address to which any notice may thereafter be given.

25. MISCELLANEOUS.

(a) Governing Law. This Agreement shall be governed by the laws of the State of California, including principles of good faith and fair dealing that will apply to all dealings under this Agreement.

(b) Rules of Interpretation. Section headings are for convenience only and shall not affect the interpretation of this Agreement. References to sections are, unless the context otherwise requires, references to sections of this Agreement. The words "hereto", "hereof" and "hereunder" shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word "person" shall include individuals; partnerships; corporate bodies (including but not limited to corporations, limited partnerships and limited liability companies); non-profit corporations or associations; governmental bodies and agencies; and regulated utilities. The word "including" shall be deemed to be followed by the words "without limitation". In the event of any conflict between the text of this Agreement and the contents of an Exhibit hereto, the text of this Agreement shall govern.

(c) Severability. If any non-material part of this Agreement is held to be unenforceable, the rest of the Agreement will continue in effect. If a material provision is determined to be unenforceable and the Party which would have been benefited by the provision does not waive its unenforceability, then the Parties shall negotiate in good faith to amend the Agreement to restore to the Party that was the beneficiary of such unenforceable provision the benefits of such provision. If the Parties are unable to agree upon an amendment that restores the Party's benefits, the matter shall be resolved under Section 23(c) in order to restore to the Party that was the beneficiary of the unenforceable provision the economic benefits of such provision.

(d) Amendment and Waiver. This Agreement may only be amended by a writing signed by both Parties. Any waiver of any of the terms hereof shall be enforceable only to the extent it is waived in a writing signed by the Party against whom the waiver is sought to be enforced. Any waiver shall be effective only for the particular event for which it is issued and shall not constitute a waiver of a subsequent occurrence of the waived event nor constitute a waiver of any other provision hereof, at the same time or subsequently.

(e) Assignment. Neither Party may assign, sell, transfer or in any other way convey its rights, duties or obligations under this Agreement, either in whole or in part, without the prior written consent of the other Party which consent shall not be unreasonably withheld or delayed, except that without consent of XXXXXXX, Provider (i) may assign its rights and obligations hereunder to an Affiliate of Provider and (ii) may sell or collaterally assign this Agreement in accordance with Section 21. For purposes of this Section 25(e), transfer does not include any sale of all or substantially all of the assets of Provider or XXXXXXX or any merger of Provider or XXXXXXX with another person, whether or not Provider or XXXXXXX is the surviving entity from such merger, or any other change in control of Provider or XXXXXXX, provided any such surviving entity assumes all obligations of Provider or XXXXXXX, as appropriate, under this Agreement; provided however, with respect to XXXXXXX, such surviving entity is acceptable to Financing Party in its sole discretion.

(f) Service Contract. This Agreement is a service contract pursuant to Section 7701(e)(3) of the Internal Revenue Code. Provider may, at its own expense, hire a tax attorney to opine on the tax status of this Agreement and the associated transaction.

(g) No Joint Venture. This Agreement does not create a joint venture, partnership or other form of business association between the Parties.

(h) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of signature by fax, or scan delivered by email, receipt acknowledged, or electronic signature are effective to bind a Party hereto.

(rest of page left blank intentionally – signatures appear on next page)

IN WITNESS WHEREOF, intending to be legally bound hereby, Provider and XXXXXXX have executed this Power Purchase Agreement as of the date first set forth above.

CollectiveSun, LLC

By: ______________________________

Name (printed): ______________________

Title: _____________________________

XXXXXXX School

By: ______________________________

Name (printed): ______________________

Title: _____________________________

GLOSSARY OF TERMS

"Access Rights" means the rights provided in this Agreement for Provider and its designees, including Installer, to enter upon and cross the Site to install, operate, maintain, repair and remove the Project, and to interconnect the Project with the Local Electric Utility and to provide water, electric and other services to the Project.

"Affiliate" means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, "control" of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"Agreement" means this Power Purchase Agreement, including all exhibits attached hereto, as the same may be amended from time to time in accordance with the provisions hereof.

"Applicable Law" means any constitutional provision, law, statute, rule, regulation, ordinance, treaty, order, decree, judgment, decision, certificate, holding, injunction, registration, license, franchise, permit, authorization, or guideline issued by a Governmental Authority that is applicable to a Party to this Agreement or the transaction described herein. Applicable Law also includes an approval, consent or requirement of any Governmental Authority having jurisdiction over such Party or its property, enforceable at law or in equity.

"Applicable Solar Program" means the program indicated on Exhibit G.

"Business Day" means a day other than Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to be closed.

"Change in Law" means that after the date of this Agreement, an Applicable Law is amended, modified, nullified, suspended, repealed, found unconstitutional or unlawful, or changed or affected in any material respect by any Applicable Law. Change in Law does not include changes in federal or state income tax laws. Change in Law does include material changes in the interpretation of an Applicable Law.

"Commercial Operation Date" means the date, which shall be specified by Provider to XXXXXXX pursuant to Section 4(d), when the Project is physically complete and has successfully completed all performance tests and satisfies the interconnection requirements of the Local Electric Utility.

"Confidential Information" means information of a confidential or proprietary nature, whether or not specifically marked as confidential. Such information shall include, but not be limited to, any documentation, records, listing, notes, data, computer disks, files or records, memoranda, designs, financial models, accounts, reference materials, trade-secrets, prices, strategic partners, marketing plans, strategic or other plans, financial analyses, customer names or lists, project opportunities and the like, provided however that Confidential Information does not include information which (i) was in the possession of the receiving Party before receipt from the disclosing Party; (ii) is or becomes publicly available other than as a result of unauthorized disclosure by the receiving Party; (iii) is received by the receiving Party from a third party not known by the receiving Party with the exercise of reasonable diligence to be under an obligation of confidentiality respecting the information; or (iv) is independently developed by the receiving Party without reference to information provided by the disclosing Party.

"Dispute" means a controversy or claim arising out of or relating to this Agreement.

"Electric Service Provider" means any person, including the Local Electric Utility, authorized by the State of California to provide electric energy and related services to retail users of electricity in the area in which the Site is located.

"Environmental Attributes" means Renewable Energy Certificates (REC), solar RECS ("SRECS"), tradable RECS ("TRECS"), carbon trading credits, emissions reductions credits, emissions allowances, green tags, Green-e certifications, or other entitlements, certificates, products, or valuations attributed to the Project and its displacement of conventional energy generation, or any other entitlement pursuant to any federal, state, or local program applicable to renewable energy sources, whether legislative or regulatory in origin, as amended from time to time, and excluding, for the avoidance of doubt, any Tax Attributes and the Applicable Solar Program.

"Fair Market Value" means the price that would be paid in an arm's length, free market transaction, in cash, between an informed, willing seller and an informed, willing buyer (who is neither a lessee in possession nor a used equipment or scrap dealer), neither of whom is under compulsion to complete the transaction, taking into account, among other things, the age and performance of the Project and advances in solar technology, provided that installed equipment shall be valued on an installed basis and costs of removal from a current location shall not be a deduction from the valuation.

"Financing Party" means a Project Lessor or Lender.

"Force Majeure Event" means any act or event that prevents the affected Party from performing it obligations in accordance with this Agreement, if such act or event is beyond the reasonable control, and not the result of the fault or negligence, of the affected Party and such Party had been unable to overcome such act or event with the exercise of due diligence (including the expenditure of reasonable sums). Subject to the foregoing, Force Majeure Event may include but are not limited to the following acts or events: (i) natural phenomena, such as storms, hurricanes, floods, lightning and earthquakes; (ii) explosions or fires arising from lightning or other causes unrelated to the acts or omissions of the Party seeking to be excused from performance; (iii) acts of war or public disorders, civil disturbances, riots, insurrection, sabotage, epidemic, terrorist acts, or rebellion; and (iv) strikes or labor disputes. Force Majeure Events shall not include equipment failures or acts or omissions of agents, suppliers or subcontractors, except to the extent such acts or omissions arise from a Force Majeure Event. Changes in prices for electricity shall not constitute Force Majeure Events.

"Governmental Authority" means any international, national, federal, provincial, state, municipal, county, regional or local government, administrative, judicial or regulatory entity operating under any Applicable Laws and includes any department, commission, bureau, board, administrative agency or regulatory body of any government.

"Hazardous Materials" means all hazardous or toxic substances, wastes or other pollutants, including petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, lead or lead-containing materials, polychlorinated biphenyls; and any other chemicals, materials, substances or wastes in any amount or concentration which are now included in the definition of "hazardous substances," "hazardous materials," "hazardous wastes," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "pollutants," "regulated substances," "solid wastes," or "contaminants" or words of similar import, under any Applicable Law.

"XXXXXXX" means [XXXXXXX Schoo], a non-profit, tax-exempt high school located in Escondido, California, and all successors and assigns.

"Indemnified Person" means the person who asserts a right to indemnification under Section 15.

Indemnifying Party" means the Party who has the indemnification obligation under Section 15 to the Indemnified Person.

"Initial Period" has the meaning provided in Section 2.

"Installer" means the person designated by Provider to install the Project on the Premises.

"Land Registry" means the office where real estate records for the Site are customarily filed.

"Lender" means persons providing construction or permanent financing to Provider in connection with installation of the Project.

"Liens" has the meaning provided in Section 8(c).

"Local Electric Utility" means the entity authorized and required under Applicable Law to provide electric distribution service to XXXXXXX at the Site.

"Losses" means any and all losses, liabilities, claims, demands, suits, causes of action, judgments, awards, damages, cleanup and remedial obligations, interest, fines, fees, penalties, costs, and expenses (including all attorney's fees and other costs and expenses incurred in defending any such claims or matters or in asserting or enforcing any indemnity obligation).

"Operations Period" has the meaning provided in Section 2.

"Operations Year" means a twelve month period beginning at 12:00 am on an anniversary of the Commercial Operations Date and ending at 11:59 pm on the day immediately preceding the next anniversary of the Commercial Operations Date, provided that the first Operations Year shall begin on the Commercial Operations Date.

"Party" means either XXXXXXX or Provider, as the context shall indicate, and "Parties" means both XXXXXXX and Provider.

"Point of Delivery" has the meaning set forth in Section 5(a) and Exhibit D.

"Premises" means the portions of the Site described on Exhibit C.

"Project" means an integrated system for the generation of electricity from solar energy consisting of the photovoltaic panels and associated equipment to be installed on each of the Premises in accordance with this Agreement.

"Project Lessor" means, if applicable, any Person to whom Provider transferred the ownership interest in the Project, subject to a leaseback of the Project from such Person. Project Lessor shall also mean, if applicable, any Person who leases to Provider equipment constituting in whole or in part the Project as set forth in Exhibit D.

"Provider" means CollectiveSun, LLC, a California limited liability company, and all successors and assigns.

"Relocation Event" means the relocation of the Project, starting at the shutdown of the Project pursuant to such relocation, and ending at the commercial operation of the Project when such relocated Project is reinstalled at a new location, as determined by the Provider in its reasonable discretion.

"Renewable Energy Certificate" or "REC" means a certificate, credit, allowance, green tag, or other transferable indicia, howsoever entitled, created by an applicable program or certification authority indicating generation of a particular quantity of energy, or product associated with the generation of a megawatt-hour (MWh) from a renewable energy source by a renewable energy project.

"Site" means the real property described on Exhibit B attached hereto.

"Tax Attributes" means the investment tax credit and any tax deductions or other benefits under the Internal Revenue Code or applicable federal, state, or local law available as a result of the ownership and operation of the Project or the output generated by the Project (including, without limitation, tax credits (including any grants or payments in lieu thereof) and accelerated and/or bonus depreciation.)

"Term" shall have the meaning provided in Section 2 hereof.

EXHIBIT A

ENERGY PURCHASE RATES

Operations Year	Price per Month
1	$ 2,836.34
2	$ 2,911.50
3	$ 2,988.66
4	$ 3,067.86
5	$ 3,149.16
6	$ 3,232.61
7	$ 3,318.27
8	$ 3,406.21
9	$ 3,496.47
10	$ 3,589.13
11	$ 3,684.24
12	$ 3,781.87

EXHIBIT B

DESCRIPTION OF SITE

To include:

Site Address:
XXXXXXX School
2000 N. Broadway
Escondido, CA 92026
Aerial Photograph
Legal Description of XXXXXXX's property

==================================

EXHIBIT C

DESCRIPTION OF PREMISES

Location of buildings or portion of Site where the Project will be located
Location of access routes to Premises
Location of interconnection routes for Project across the Site
Location of storage facility

EXHIBIT D

DESCRIPTION OF PROJECT

Nameplate capacity
Building Footprint
Output Criteria [60 cycle 120 hertz 3 phase]
139.2 (kW)
Quantity and type of Photovoltaic Modules
Quantity and type of Inverters
Type of Mounting Structure
Other Balance-of-System items, and
Data Monitoring Equipment
Perimeter Fencing

EXHIBIT E

INSURANCE REQUIREMENTS

1. General Liability

(a) Both XXXXXXX and Provider will have a minimum level of commercial general liability insurance for the term of the Power Purchase Agreement of x million dollars ($X,000,000) for each occurrence, and x million dollars ($X,000,000) in the aggregate. Insurance coverage shall be at least as broad as the Insurance Services Office (ISO) Commercial General Liability Coverage "occurrence" form, with no coverage deletions.

(b) Both the XXXXXXX and Provider general liability insurance coverage shall:

(i) Be endorsed to specify that the Provider's and XXXXXXX's insurance is primary and that any insurance or self-insurance maintained by the Local Electric Utility shall not contribute with it.

2. Workers' Compensation

Both XXXXXXX and Provider will have Workers' Compensation insurance indicating compliance with any applicable labor codes, acts, laws or statutes, state or federal, at the Site where the work is performed. Employers' Liability insurance shall not be less than $X,000,000 for injury or death each accident.

3. Business Auto

Both XXXXXXX and Provider will have not less than one million dollars ($X,000,000) each accident for bodily injury and property damage, and two million dollars ($X,000,000) in the aggregate.

4. Additional Insurance Requirements

Additional insurance requirements and terms are included in the Applicable Solar Program contract.

5. Additional Insurance Provisions

XXXXXXX shall furnish Provider with certificates of insurance and endorsements of all required insurance, as may be reasonably requested, including for purposes of compliance with Applicable State Solar rebate program. The documentation required for the Applicable Solar Program shall state that coverage shall not be canceled except after thirty (30) days prior written notice has been given to the Local Electric Utility. The documentation must be signed by a person authorized by the insurer to bind coverage on its behalf.

6. Additional Installation Contractor Requirements

Installation contractors will have valid commercial general liability, workers compensation, and business auto insurance as follows:

- Commercial general liability insurance will be in the following amounts: $X,000,000 for each occurrence and $X,000,000 aggregate.
- Workers compensation insurance or self-insurance indicating compliance with any applicable labor codes, laws or statutes, state or federal, where Installer performs work.
- Auto coverage not less than x million dollars ($X,000,000) each accident for bodily injury and property damage, and x million dollars ($X,000,000) in the aggregate.
- Excess liability insurance on an occurrence basis covering claims (on at least a following form basis) in excess of the underlying insurance for Commercial General Liability, Auto Liability and Employers' Liability

with a minimum limit per occurrence of x million dollars ($X,000,000) and x million dollars ($X,000,000) in the aggregate. The amounts of insurance required for Commercial General Liability, Auto Liability, Employers' Liability and Excess Liability may be satisfied by Installer purchasing coverage in the amounts specified or by any combination of primary and excess insurance, so long as the total amount of insurance meets the requirements specified above.

EXHIBIT F

FORM OF NOTICE OF GRANT OF INTEREST IN REALTY

CollectiveSun, LLC
[____________________]
[____________________]
[____________________]

NOTICE OF GRANT OF INTEREST IN REALTY

In accordance with the provisions of [________]., notice is hereby given of that Power Purchase Agreement dated as of [________] for purchase and sale of electrical energy (the "Agreement"). This notice may be executed in counterparts by the parties to the Agreement.

Parties to the Agreement:

XXXXXXX: [_______]
[_______]
[_______]

Provider: [_______]
[_______]
[_______]

Date of Execution: [_______]

Description of Premises: See Exhibit C

TERM OF AGREEMENT:

The term of the Agreement shall be until the last day of the calendar month in which the tenth (10th) anniversary of the Commercial Operations Date (as that term is defined in the Agreement) occurs, subject to any extensions pursuant to the terms of the Agreement.

(signature pages follow)

Witness the execution hereof under seal by said parties to said Agreement this [______] day of [______].

Provider:

CollectiveSun, LLC,
a California Limited Liability Company

By: ______________________________
Name (printed): ______________________
Title: ______________________________

XXXXXXX:

[______],
a [______]

By: ______________________________
Name (printed): ______________________
Title: ______________________________

STATE OF ___________)

COUNTY OF ___________) SS.

)

On ___________ before me, ___________________________________, Notary Public, personally appeared ___________________________________, personally known to me or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her authorized capacity, and that by his/her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of [___] that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

____

EXHIBIT G

APPLICABLE SOLAR PROGRAM

[program]

[program requirements]

Investor Agreement

The following terms constitute a binding agreement ("Agreement") between you and CollectiveSun, LLC, a California limited liability company ("CollectiveSun", "we", or "us"). This Agreement will govern all purchases of Member Payment Dependent Notes (Notes) that you may, from time to time, make from CollectiveSun. Please read this Agreement, the terms of use ("Terms of Use") on CollectiveSuns web site at www.CollectiveSun.com and any subdomain thereof (the Site) and the Prospectus carefully and print and retain a copy of these documents for your records. By signing electronically below, you agree to the following terms together with the Terms of Use, consent to our privacy policy, agree to transact business with us and receive communications relating to the Notes electronically, and agree to have any dispute with us resolved by binding arbitration.

CollectiveSun has filed with the U.S. Securities and Exchange Commission a Regulation A Registration Statement on Form 1-A (as amended from time to time, the "Registration Statement") to register the continuous offering and sale of Notes issued by CollectiveSun which was deemed qualified on ___________________. You have been delivered a copy of this Registration Statement. Upon In consideration of the covenants, agreements, representations and warranties hereinafter set forth, and for other good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1. Purchase of Notes. Subject to the terms and conditions of this Agreement, we will provide you the opportunity through the Site:

- To review requests for consumer loans ("Member Loans") that CollectiveSun has received from its borrower members ("Borrower Members");
- To purchase Notes with minimum denominations of $XX through the Site, each such Note associated with, and dependent on, a specific Member Loan; and
- To instruct CollectiveSun to apply the proceeds from the sale of each Note you purchase to the funding of a specific Member Loan you have designated on the Site.

The purchase price for any Notes you purchase through the Site will equal 100% of the principal amount of the Notes that you decide to purchase. The Notes shall be issued pursuant to an indenture (the "Indenture") between CollectiveSun and a trustee.

You must commit to purchase a Note through the Site to fund a Member Loan prior to the origination of that Member Loan. At the time you commit to purchase a Note you must have sufficient funds in your account with CollectiveSun to complete the purchase, and you will not have access to those funds after you make a purchase commitment unless and until CollectiveSun has notified you that the Member Loan will not be funded. Once you make a funding commitment, it is irrevocable regardless of whether the full amount of the Borrower Members loan request is funded. If the Member Loan does not close, then Lending Club will inform you and release you from your purchase commitment.

2. Issuance. Each time you purchase a Note, it will be issued immediately following the closing of the Member Loan that you have designated CollectiveSun to fund with the proceeds of your Note. Member Loans generally close at the end of their 14-day posting period unless (1) the Borrower Member declines the Member Loan prior to closing, in which case CollectiveSun will release you from your purchase commitment; (2) lender commitments for the entire amount of the Borrower Members loan request have been received earlier, in which case the Member Loan will close earlier; or (3) the loan request is canceled by CollectiveSun for reasons relating to the operation and integrity of the Site, for example if there is attempted fraud or the Borrower Member fails to verify information upon request by CollectiveSun.

3. Terms of the Notes. The Notes shall have the terms and conditions described in the Prospectus, the Indenture and the Note, which are exhibits to the Registration Statement of which the Prospectus forms a part and which are available for you to review on the Site. The interest rate, maturity and other terms of the corresponding Member Loans will be described in the Borrower Members loan requests on the Site, Borrower Agreements, Loan Agreements, and the corresponding Non-negotiable Promissory Notes. You understand and acknowledge that we may in our sole discretion, at any time and from time to time, amend or waive any term of a Member Loan, and we may in our sole discretion cancel any Member Loan that is more than 120 days delinquent.

4. Limited Repurchase Obligation for Identity Fraud. If the Member Loan you have designated for the proceeds of your purchase of a Note was obtained as a result of identity theft or fraud on the part of the purported Borrower Member, we will (a) notify you as soon as reasonably practicable upon our becoming aware of such a situation; and (b) repurchase your Note by crediting your account on CollectiveSun for the full principal amount of your Note. We may, in our reasonable discretion, require proof of the identity theft, such as a copy of the police report filed by the person whose identity was wrongfully used to obtain the fraudulently-induced Member Loan, before we credit your account and repurchase your Note. You agree that you will have no rights with respect to any such Notes except the crediting of the purchase price to your CollectiveSun account.

5. Your Covenants and Acknowledgements. You agree that you have no right to, and shall not, make any attempt, directly or through any third party, to collect from the Borrower Members on your Notes or the corresponding Member Loans. YOU UNDERSTAND AND ACKNOWLEDGE THAT BORROWER MEMBERS MAY DEFAULT ON THEIR PAYMENT OBLIGATIONS UNDER THE MEMBER LOANS AND THAT SUCH DEFAULTS WILL REDUCE THE AMOUNTS, IF ANY, YOU MAY RECEIVE UNDER THE TERMS OF ANY NOTES YOU HOLD ASSOCIATED WITH SUCH MEMBER LOANS. You and CollectiveSun agree that the Notes are intended to be indebtedness of CollectiveSun for U.S. federal income tax purposes. You agree that you will not take any position inconsistent with such treatment of the Notes for tax, accounting, or other purposes, unless required by law. You further acknowledge that the Notes will be subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended, as described in the Prospectus. You acknowledge that you are prepared to bear the risk of loss of your entire purchase price for any Notes you purchase.

6. Your Financial Suitability Acknowledgments, Representations, Warranties, and Covenants. You represent and warrant that you satisfy the minimum financial suitability standards applicable to the state in which you reside; and you covenant that you will abide by the maximum investment limits, each as set forth below or as may be set forth in the Prospectus or any prospectus supplement on the Site. You agree to provide any additional documentation reasonably requested by us, as may be required by the securities administrators or regulators of any state, to confirm that you meet such minimum financial suitability standards and have satisfied any maximum investment limits. You understand and acknowledge that: (i) except as set forth in (ii) or (iii), you have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $70,000; or (b) have a net worth of at least $250,000 (determined with the same exclusions); (ii) if you reside in California, you (a) have an annual gross income of at least $85,000 and a net worth of at least $85,000 (exclusive of home, home furnishings and automobile); (b) have a net worth of at least $200,000 (determined with the same exclusions); or (c) can invest no more than $2,500 in Notes if you do not meet either of the tests set forth in (a) or (b); (iii) regardless of your state of residence, you agree that you will not purchase Notes in an amount in excess of 10% of your net worth, determined exclusive of the value of your home, home furnishings and automobile. You understand that the Notes will not be listed on any securities exchange, that there may be no, or only a limited, trading platform for the Notes, that any trading of Notes must be conducted in accordance with federal and applicable state securities laws and that Note purchasers should be prepared to hold the Notes they purchase until the Notes mature.

7. CollectiveSuns Representations and Warranties. CollectiveSun represents and warrants to you, as of the date of this Agreement and as of any date that you commit to purchase Notes, that: (a) it is duly organized and is validly existing as a limited liability company in good standing under the laws of California and has corporate power to enter into and perform its obligations under this Agreement; (b) this Agreement has been duly authorized, executed and delivered by CollectiveSun; (c) the Indenture has been duly authorized by CollectiveSun and qualified under the Trust Indenture Act of 1939 and constitutes a valid and binding agreement of CollectiveSun, enforceable against CollectiveSun in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws; (d) the Notes have been duly authorized and, following payment of the purchase price by you and electronic execution, authentication and delivery to you, will constitute valid and binding obligations of CollectiveSun enforceable against CollectiveSun in accordance with their terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws; (e) it has complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Notes; and (f) CollectiveSun has made commercially reasonable efforts to verify the identity of the Borrower Members obligated on the Member Loans that correspond to the Notes.

PAYMENT ON THE NOTES, IF ANY, DEPENDS ENTIRELY ON THE RECEIPT OF PAYMENTS BY COLLECTIVESUN IN RESPECT OF THE CORRESPONDING MEMBER LOAN. COLLECTIVESUN DOES NOT WARRANT OR GUARANTEE IN ANY MANNER THAT YOU WILL RECEIVE ALL OR ANY PORTION OF THE PRINCIPAL OR INTEREST YOU EXPECT TO RECEIVE ON ANY NOTE OR REALIZE ANY PARTICULAR OR EXPECTED RATE OF RETURN. THE AMOUNT YOU RECEIVE ON YOUR NOTE, IF ANY, IS SPECIFICALLY RESTRICTED TO PAYMENTS MADE BY US EQUAL TO THE PAYMENTS MADE BY THE BORROWER MEMBER UNDER A MEMBER LOAN TO WHICH YOU COMMITTED NET OF OUR ONE (1) PERCENT SERVICE CHARGE ON ALL BORROWER PAYMENTS. COLLECTIVESUN DOES NOT MAKE ANY REPRESENTATIONS AS TO A BORROWER MEMBER'S ABILITY TO PAY AND DOES NOT ACT AS A GUARANTOR OF ANY CORRESPONDING MEMBER LOAN PAYMENT OR PAYMENTS BY ANY BORROWER MEMBER.

8. Your Representations and Warranties. You represent and warrant to CollectiveSun, as of the date of this Agreement and as of any date that you commit to purchase Notes, that: (a) you have the power to enter into and perform your obligations under this Agreement; (b) this Agreement has been duly authorized, executed and delivered by you; (c) you have received the Prospectus, the Indenture, and the form of the Note; (d) in connection with this Agreement, you have complied in all material respects with applicable federal, state and local laws; and (e) you have made your decisions in connection with your consideration of any loan requests on the Site in compliance with the Equal Credit Opportunity Act, 15 U.S.C. 1601 et seq., and its implementing Regulation B, 12 C.F.R. 202 et seq., as such may be amended from time to time, and any applicable state or local laws, regulations, rules or ordinances concerning credit discrimination.

9. No Advisory Relationship. You acknowledge and agree that the purchase and sale of the Notes pursuant to this Agreement is an arms-length transaction between you and CollectiveSun. In connection with the purchase and sale of the Notes, CollectiveSun is not acting as your agent or fiduciary. CollectiveSun assumes no advisory or fiduciary responsibility in your favor in connection with the purchase and sale of the Notes. CollectiveSun has not provided you with any legal, accounting, regulatory or tax advice with respect to the Notes. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

10. Limitations on Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY TO THE OTHER REGARDING THE EFFECT THAT THIS AGREEMENT MAY HAVE UPON THE FOREIGN, FEDERAL, STATE OR LOCAL TAX LIABILITY OF THE OTHER.

11. Further Assurances. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

12. Entire Agreement. Except as otherwise expressly provided herein, this Agreement represents the entire agreement between you and CollectiveSun regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between us.

13. Consent to Electronic Transactions and Disclosures. Because CollectiveSun operates only on the Internet, it is necessary for you to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Site or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to your or our rights, obligations or services under this Agreement (each, a Disclosure). The decision to do business with us electronically is yours. This document informs you of your rights concerning Disclosures.

Electronic Communications. Any Disclosures will be provided to you electronically through CollectiveSun.com either on our web site or via electronic mail to the verified email address you provided. If you require paper copies of such Disclosures, you may write to us at the mailing address provided below and a paper copy will be sent to you.

Scope of Consent. Your consent to receive Disclosures and transact business electronically, and our agreement to do so, applies to any transactions to which such Disclosures relate.

Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions, such as Internet Explorer 5.0 or above and Netscape Navigator 6.0 or above, or the equivalent software; and hardware capable of running this software.

Withdrawing Consent. You may withdraw your consent to receive Disclosures electronically by contacting us at the address below. If you have already purchased one or more loans, all previously agreed to terms and conditions will remain in effect, and we will send Disclosures to your verified home address provided during registration.
How to Contact Us regarding Electronic Disclosures. You can contact us via email at support@CollectiveSun.com or by calling Member Support at 888-980-2786. You may also reach us in writing to us at the following address: CollectiveSun, LLC 4685 Convoy Street, #210-3, San Diego, CA 92111, 888-980-2786, Attention: Compliance.
You will keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered email address changes, you must notify us of the change by sending an email to support@CollectiveSun.com or calling 888-980-2786. You also agree to update your registered residence address and telephone number on the web site if they change.

You will print a copy of this Agreement for your records and You agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Site.

14. Notices. All notices, requests, demands, required disclosures and other communications from Lending Club to you will be transmitted to you only by e-mail to the e-mail address you have registered on the Site or will be posted on the Site, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications from XXXXXXX., the trustee under the Indenture for the Notes (the Trustee) to you will be transmitted to you only by e-mail to the e-mail address you have registered on the Site. If your registered e-mail address changes, you must notify CollectiveSun promptly. You also agree to promptly update your registered residence/mailing address on the Site if you change your residence. You shall send all notices or other communications required to be given hereunder to CollectiveSun via email at support@CollectiveSun.com or by writing to: CollectiveSun, LLC 4685 Convoy Street, #210-3, San Diego, CA 92111, Attention: Compliance. You may call CollectiveSun at 888-980-2786, but calling may not satisfy your obligation to provide notice hereunder or otherwise preserve your rights.

15. Miscellaneous. The terms of this Agreement shall survive until the maturity of the Notes purchased by you. The parties acknowledge that there are no third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights or responsibilities under this Agreement to any person without CollectiveSun's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this section shall be null and void. This Agreement shall be governed by the laws of the State of New York without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction. Any waiver of a breach of any provision of this Agreement will not be a waiver of any subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If at any time subsequent to the date hereof, any of the provisions of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality and unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provisions of this Agreement. The headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement in any way.

16. Arbitration.

a. Either party to this Agreement may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this section 16 (the "Arbitration Provision"), unless you opt out as provided in section 16(b) below. As used in this Arbitration Provision, "Claim" shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and CollectiveSun (or persons claiming through or connected with CollectiveSun), on the other hand, relating to or arising out of this Agreement, any Note, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of section 16(f) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

b. You may opt out of this Arbitration Provision for all purposes by sending an arbitration opt out notice to CollectiveSun, LLC 4685 Convoy Street, #210-3, San Diego, CA 92111, that is received at the specified address within 30 days of the date of your electronic acceptance of the terms of this Agreement. The opt out notice must clearly state that you are rejecting arbitration; identify the Agreement to which it applies by date; provide your name, address, and social security number; and be signed by you. You may send the opt out notice in any manner you see fit as long as it is received at the specified address within the specified time. No other methods can be used to opt out of this Arbitration Provision. If the opt out notice is sent on your behalf by a third party, such third party must include evidence of his or her authority to submit the opt out notice on your behalf.

c. The party initiating arbitration shall do so with the American Arbitration Association (the "AAA") or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

d. If we elect arbitration, we shall pay all the administrators filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrators rules. We shall pay the administrators hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrators rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorneys fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

e. Within 30 days of a final award by the arbitrator, any party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, any opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrators rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (FAA), and may be entered as a judgment in any court of competent jurisdiction.

f. We agree not to invoke our right to arbitrate an individual Claim you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. Unless consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (a) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party; nor (b) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this section 16(f), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this section 16(f) shall be determined exclusively by a court and not by the administrator or any arbitrator.

g. This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

h. This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any loan or Note or any other promissory note(s) which you owe, or any amounts owed on such loans or notes, to any other person or entity. If any portion of this Arbitration Provision other than section 16(f) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If an arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in section 16(f) are finally adjudicated pursuant to the last sentence of section 16(f) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY.

17. Waiver of Jury Trial. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE CORRESPONDING MEMBER LOAN OR ANY OTHER AGREEMENTS RELATED THERETO.

PROMISSORY NOTE

Maker: CollectiveSun, LLC, a California limited liability company
Maker's Mailing Address:

Beneficiary: XXXXX, a non-profit organization duly organized in the state of California and located at XXXXXX ("Property.")

Payee: ____

Payee's Mailing Address: ____

____

Payee's Social Security Number:

Principal Amount: ____________________________________ ($_______________)

Effective Date: ____________________________________

Annual Interest Rate on Unpaid Principal from Effective Date:
Two and Sixty Five Percent (2.65%) per annum.

Annual Interest Rate on Matured, Unpaid Amounts:
Two and Sixty Five Percent (2.65%) per annum.

WHEREAS, the BENEFICIARY made a portion of such Property available to Maker for the construction, operation and maintenance of a solar powered electric generating project, and to purchase from Maker the electric energy produced by the project ("Project.")

WHEREAS, Maker, desires to develop, design, construct, own and operate the Project located on Beneficiary's property, and sell to Beneficiary the electric energy produced by the Project.

WHEREAS, the BENEFICIARY has the intent to enter into a Power Purchase Agreement ("PPA") with the MAKER on April 1ST. The PPA is herein attached and referred to as EXHIBIT A.

WHEREAS, the PAYEE desires to provide the appropriate financing in the amount of the PRINCIPAL amount first herein written above for the financing of the Project.

NOW, THEREFORE, PAYEE and MAKER herein agree to the following terms and conditions:

Terms of Payment (principal and interest): Payments of principal and interest in the amount of [AMOUNT] are to be made by the Maker to the Payee commencing 60 days from the Effective Date of this Promissory Note every 30 days until [DATE], 2024, when the full amount of unpaid principal, together with unpaid accrued interest is due and payable.

a. All payments on this Note are to be made in immediately available lawful money of the United States. Maker authorizes Payee to debit Maker's designated account by Automated Clearing House ("ACH") transfer for the amount of each payment due on each due date. Maker may elect to make payments by personal check by regular mail at at the address first written above. With regard to payments made by automatic withdrawal, Maker has the right to stop payment of automatic withdrawals or revoke Maker's prior authorization for automatic withdrawals by notifying Maker's financial institution at least three (3) banking days before the scheduled date of transfer. Maker will notify Payee of the exercise of Maker's right to stop a payment or revoke Maker's authorization for automatic withdrawals at least three (3) banking days before the scheduled date of transfer. All payments are to be applied first to the payment of all fees, expenses and other amounts due to Payee (excluding principal and interest), then to accrued interest, and the balance on account of outstanding principal; provided, however, that after an Event of Default (as defined below), payments will be applied to Maker's obligations as Payee determines in its sole discretion.

1. GENERAL. Maker promises to pay to Payee at the place of payment, and according to the terms of payment, the principal amount plus interest at the rates stated above. All unpaid amounts shall be due by the final scheduled payment date.

2. DEFAULT PENALTY. If there occurs an Event of Default (as defined below in paragraph 7), then Maker shall, on the last business day of each calendar month until all such defaults are cured, pay to the Payee the sum of $_____________, as a late payment penalty (the "Late Payment Penalty") as received by the Maker from the Beneficiary. Regardless of the number of Events of Default, the Late Payment Penalty shall not exceed $______________ in any calendar month.

3. COSTS OF COLLECTION. If this note is given to an attorney for collection, or if suit is brought for collection, or if it is collected through, bankruptcy, or other judicial proceeding, then Maker shall pay Payee all costs of collection, including reasonable attorneys' fees and court costs, in addition to other amounts due.

4. SAVINGS CLAUSE. Interest and Late Payment Penalties on the debt evidenced by this Promissory Note shall not exceed the maximum amount of nonusurious interest that may be contracted for, taken, reserved, charged, or received under law; any interest in excess of that maximum amount shall be credited on the principal of the debt or, if that has been paid, refunded. On any acceleration or required or permitted prepayment, any such excess shall be canceled automatically as of the acceleration or prepayment or, if already paid, credited on the principal of the debt or, if the principal of the debt has been paid, refunded. This provision overrides other provisions in this and all other instruments concerning the debt.

5. REPRESENTATION OF PAYEE. Payee represents and warrants to Maker as follows:

(a) Payee acknowledges that this Promissory Note evidences a debt owed by the Maker to Payee and is not registered under the Securities Act of 1933.

(b) Payee acknowledges and agrees that this Promissory Note is not negotiable and is not transferable without the express written consent of the Maker.

(c) Payee has received and examined all information concerning Maker which Payee considers necessary to making an informed decision regarding the loan represented by this Promissory Note (the "Loan"). In addition, Payee has had the opportunity to ask questions of, and receive answers from, the Manager of Maker concerning Maker and officers or board members of beneficiary and to obtain such information, to the extent such persons possessed the same or could acquire it without unreasonable effort or expense, as Payee deemed necessary to verify the accuracy of the information referred to herein.

(d)The Payee acknowledges and understands that: (i) the Maker will use the Loan to finance the Project on the behalf of the Beneficiary, (ii) the Loan is completely dependent on the Beneficiary fulfilling their legal obligations under the PPA ("Exhibit A"), (iii) if the Beneficiary does not fulfill its legal obligations under the PPA, the Maker will not be obligated to make Payments under Terms of Payment, (iv) this Promissory Note will not be guaranteed, and (v) the Payee bears the economic risk of losing the Loan and never being repaid.

THE PAYEE HEREBY AGREES AND UNDERSTANDS THAT THIS PROMISSORY NOTE IS COMPLETELY DEPENDENT ON THE BENEFICIARY FULFILLING THEIR PAYMENT OBLIGATIONS UNDER THE PPA. IF THE BENEFICIARY FAILS TO MAKE SUCH PAYMENTS UNDER THE PPA, THE MAKER SHALL NOT BE OBLIGATED TO MAKE ANY OTHER PAYMENTS UNDER THIS PROMISSORY NOTE TO PAYEE.

____
PAYEE INITIAL

6. ARBITRATION

Any claim or controversy arising among or between the parties hereto pertaining to this Promissory Note, or any claim or controversy arising out of or respecting any matter contained in this to this Promissory Note or any differences as to the interpretation or performance of any of the provisions of this Promissory Note shall be settled by arbitration in California before an arbitrator of the American Arbitration Association under its then prevailing rules. The arbitrator will be chosen by the Maker and agreeable to the Holder. Chosen arbitrator shall be located and practicing in the state of California, having at least five years of experience in business arbitrations. All other arbitrators not meeting these qualifications may not participate in any Arbitration proceedings. In any arbitration involving this Promissory Note, the arbitrator shall not make any award which will alter, change, cancel or rescind any provision of this Promissory Note, and their award shall be consistent with the provisions of this Promissory Note. Any such arbitration must be commenced no later than one (1) year from the date such claim or controversy arose, or such claim shall be deemed to have been waived. The award of the arbitrator shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction.

Anything to the contrary herein contained notwithstanding, since the Note cannot be readily purchased or sold on the open market and the parties will be irreparably damaged in the event this Promissory Note is not specifically enforced, should any dispute concerning the sale or disposition of any of the Note of the Holder occur, a temporary restraining order or injunction may be obtained from a court of appropriate jurisdiction, restraining any sale or disposition of said Note, pending the determination of such controversy, pursuant to the arbitration provision of this Promissory Note. In addition to the foregoing, any of the parties may apply to any court of appropriate jurisdiction for any of the provisional remedies to which such party may be entitled to under the laws of the State of California, including, but not limited to, injunction, attachment or replevin, pending the determination of any claim or controversy, pursuant to the arbitration provision of this Promissory Note. Service of process and notice of arbitration may be made by either Certified or Registered Mail, return receipt requested, addressed to any party at the address listed in this Promissory Note.

NOTICE: BY ENTERING INTO THIS PROMISSORY NOTE YOU ARE AGREEING TO HAVE ANY DISPUTE ARISING OUT OF THE MATTERS INCLUDED IN THE ARBITRATION OF DISPUTES PROVISION DECIDED BY NEUTRAL ARIBITRATION AS PROVIDED BY CALIFORNIA LAW AND YOU ARE GIVING UP ANY RIGHTS YOU MIGHT POSSESS TO HAVE THE DISPUTE LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW YOU ARE GIVING UP YOUR JUDICIAL RIGHTS TO DISCOVERY AND APPEAL, UNLESS THOSE RIGHTS ARE SPECIFICALLY INCLUDED IN THE "ARBITRATION" PROVISION. IF YOU REFUSE TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, YOU MAY BE COMPELLED TO ARBITRATE UNDER THE AUTHORITY OF THE CALIFORNIA CODE OF CIVIL PROCEDURE. YOUR PROMISSORY NOTE TO THIS ARBITRATION PROVISION IS VOLUNTARY. YOU HAVE READ AND UNDERSTAND THE FOREGOING AND AGREE TO SUBMIT DISPUTES ARISING OUT OF THE MATTERS INCLUDED IN THE "ARBITRATION" PROVISION TO NEUTRAL ARBITRATION.

____

INITIAL BY MAKER

____

INITIAL BY PAYEE

7. DEFAULT. Notwithstanding the terms of Section 4, Maker will be deemed in default (each, an "Event of Default") of Maker's obligations under this Note if Maker: (i) fails to pay timely any amount due under this Note; (ii) files or has instituted against Maker any bankruptcy or insolvency proceedings or makes any assignment for the benefit of creditors; (iii) dies; (iv) commits fraud or makes any material misrepresentation in this Note; or (v) fails to abide by the terms of this Note. Upon the occurrence of an Event of Default, Payee may exercise all remedies available to it under applicable law, including demand upon Maker to immediately pay all amounts due under this Note. Payee reserves the right to report loan payment delinquencies of 30 days or longer to one or more consumer reporting agencies in accordance with applicable law. Maker agrees to pay all costs of collecting any delinquent payments, including reasonable attorneys' fees, as permitted by applicable law.

8. MISCELLANEOUS.

a. This Note is not negotiable. Notwithstanding the foregoing, Payee may assign this Note without notice to Maker. Maker may not assign this Note without the prior written consent of Payee. This Note inures to the successors, permitted assigns, heirs and representatives of Maker and Payee.
b. Maker hereby waives demand, notice of non-payment, protest, and all other notices or demands whatsoever, and hereby consents that without notice to and without releasing the liability of any party, the obligations evidenced by this Note may from time to time, in whole or part, be renewed, extended, modified, accelerated, compromised, settled or released by Payee.
c. Any changes to this Note must be in writing signed by Maker and Payee. Notices will be mailed electronically to the addresses provided.

9. CONTROLLING LAW. This Note has been executed and delivered in the State of California and is deemed a contract made under such state's law. The provisions of this Note will be governed by federal laws and the laws of the State of California to the extent not preempted, without regard to any principle of conflicts of law. The unenforceability of any provision of this Note shall not affect the enforceability or validity of any other provision of this Note.

MAKER: CollectiveSun, LLC

By:____________________________
Lee Barken, Manager

The undersigned Payee hereby confirms the representations and warranties made by the Payee set forth above.

By:____________________________

Payee Name:______________________

Loan Agreement

The following terms, together with your loan request on the Site, as defined herein, constitute a binding agreement (the "Agreement") between you and Bank of America ("BOA," "we," or "us"). **BY ELECTRONICALLY SIGNING THE AGREEMENT, YOU HAVE SIGNIFIED YOUR AGREEMENT TO THESE TERMS.** Under this Agreement, you agree to receive and repay one or more installment loans from us, through the website lending platform at www.CollectiveSun.com, including any subdomains thereof (the "Site") operated by CollectiveSun, LLC, a Delaware corporation ("CollectiveSun"). These terms affect your rights and you should read them carefully and print a copy for your records. Your agreement to these terms means you agree to borrow and repay the money if your loan is funded under the terms of this Agreement, consent to our privacy policy, agree to transact with us electronically, and agree to have any dispute with us resolved by binding arbitration.

1. Loan Terms. Your loan will have a principal balance between $5,000 and $50,000 in the specific amount and on the terms set forth in the disclosures provided to you (see the disclosures at______________________________). You agree and acknowledge that the initial loan disclosures made to you are estimates (other than APR) and may be as much as 40% less than the initially requested amounts. All loans are unsecured, fully-amortizing, closed-end loans with a term between seven (7) and twelve (12) years. Please see you Borrower Membership Agreement and other information provided to you in connection with registering your loan request on the Site for additional details. Your obligations, including your obligation to repay principal and interest, are set forth in this Agreement and in the Note or Notes that you will make to us, as described in section 3 below.

2. Credit Decisions. Your loan request must include your annual income and such other information as we may obtain through the Site. We will consider public assistance, alimony, child support, or separate maintenance income as income if you choose to include such sources of income in your application and such income is likely to continue. We reserve the right to verify any information you submit by requiring you to produce appropriate documentation or other proof, and also reserve the right to conduct such verification through a third party. You hereby authorize us to request and obtain data from a third party to verify any information you provide to us in connection with your loan request. We may terminate consideration of your application at any time in our sole discretion.

3. Loan Funding and Closing. You may post a loan request on the Site, and CollectiveSun investors ("Investors") will be able to review your loan request. Investors may commit funds to purchase, in various amounts, Member Payment Dependent Notes ("MPDNs") that CollectiveSun may issue to Investors who commit funds for your loan request. You acknowledge that a Investor's commitment to purchase a MPDN corresponding to all or a portion of your loan from us does not confer any rights to you. You understand that individual Investors make their own decisions whether to commit funds for your loan. CollectiveSun may also choose to commit funds for all or part of your loan request but is not obligated to do so.

Your loan will close and issue, unless you notify us in writing of your election to terminate your loan request sufficiently far in advance of the loan closing for us to cancel the loan, if:

(i) within 14 days following the posting of your loan request, the aggregate amount of funding commitments through the Site fulfills your listed loan request in full, or

(ii) at the end of the 14 days following the posting of your unsecured loan request, the aggregate funding commitments through the Site are greater than or equal to 60% of your listed loan request but less than 100%.

If your loan request was listed prior to the above listed date, issuance of a partially funded loan is subject to your approval.

If at the end of the posting period for your loan request, the funding commitments through the Site are less than 60% of your original loan request, you may elect to:

(i) accept this lesser amount at which point your loan will close,

(ii) cancel your loan request, or

(iii) cancel your loan request and relist it on the Site.

Funding of your loan request might be available before the expiration of the 14-day period set forth above. In no event, will we be obligated to notify you of the date upon which your loan may or will fund.

If we extend a loan to you, you agree to execute by power of attorney as described below, and be bound by the terms set forth in, the form of promissory note attached as **Exhibit A** (the "Note") as to your loan. You agree to execute multiple Notes if we request you do so, provided that the aggregate principal amounts of such Notes shall equal the total amount of your loan. CollectiveSun will execute your Note(s) on your behalf pursuant to a power of attorney you grant to CollectiveSun when registering your loan request. You authorize us to disburse the loan proceeds by Automated Clearing House ("ACH") transfer to your designated account. Following our disbursement of the loan proceeds to you, we will assign the Note(s) and your loan to CollectiveSun.

BY COMPLETING YOUR APPLICATION AND SUBMITTING YOUR LOAN REQUEST, YOU ARE COMMITTING TO OBTAIN A LOAN FROM US IN THE AMOUNT AND ON THE TERMS SET FORTH IN YOUR AGREEMENTS WITH BOA (OR ITS ASSIGNEES) AND THE DISCLOSURES PROVIDED TO YOU IN CONNECTION WITH YOUR REQUEST, SHOULD YOUR REQUEST BE FUNDED. YOU HAVE NO RIGHT TO RESCIND THE LOAN ONCE MADE BUT YOU MAY PREPAY THE LOAN AT ANY TIME WITHOUT PENALTY. We will not lend you any funds unless and until sufficient commitments are received from Investors and/or CollectiveSun.

4. Making Your Loan Payments. You authorize us and our successors and assigns to debit your designated account by ACH transfer for the amount of each payment due on each due date. You may elect to make payments by personal check by contacting support@CollectiveSun.com or by regular mail at CollectiveSun, LLC, 4685 Convoy Street, #210, San Diego, CA 92111 Attention: Loan Processing Department. If you elect to make payments by check, you acknowledge and agree that there will be a $15 check processing fee per payment, subject to applicable law. If you elect to make payments by check, you must send the check either (i) by regular mail to CollectiveSun, LLC, 4685 Convoy Street, #210, San Diego, CA 92111, or (ii) by overnight mail or UPS delivery to CollectiveSun, LLC, 4685 Convoy Street, #210, San Diego, CA 92111. This authorization does not affect your obligation to pay when due all amounts payable on your loan, whether or not there are sufficient funds therefore in such accounts. The foregoing authorization is in addition to, and not in limitation of, any rights of setoff we may have. With regard to payments made by automatic withdrawal, you have the right to stop payment of automatic withdrawals or revoke your prior authorization for automatic withdrawals by notifying your financial institution at least three (3) banking days before the scheduled date of transfer. You must notify us of the exercise of your right to stop a payment or revoke your authorization for automatic withdrawals at least three (3) banking days before the scheduled date of transfer. All payments are to be applied first to the payment of all fees, expenses and other amounts due (excluding principal and interest), then to accrued interest, and the balance on account of outstanding principal; provided, however, that after an Event of Default (as defined below), payments will be applied to your obligations as we determine in our sole discretion.

5. Other Borrower Obligations. You agree that you (A) are a US citizen or permanent resident and (B) will not, in connection with your loan request: (i) make any false, misleading or deceptive statements or omissions of fact in your listing, including but not limited to in the loan title, or in your loan description; (ii) misrepresent your identity, or describe, present or portray yourself as a person other than yourself; (iii) give to or receive from, or offer or agree to give to or receive from any CollectiveSun member or other person any fee, bonus, additional interest, kickback or thing of value of any kind except in accordance with the terms of your loan; (iv) represent yourself to any person, as a representative, employee, or agent of ours, or purport to speak to any person on our behalf; (v) provide, in your loan request or in communications on the Site related to your loan request, information upon which a discriminatory lending decision may be made, such as your race, color, religion, national origin, sex, marital status, age, any exercise of your consumer rights or the existence of alimony, child support, or separate income (unless you have included such income in your application to be considered for loan qualification) or (vi) use any of the loan proceeds to fund any post-secondary educational expenses, including, but not limited to, tuition, fees, books, supplies, miscellaneous expenses, or room and board (see Section 472 of 20 U.S.C. 1087ll http://www.law.cornell.edu/uscode/search/display.html?terms=1087ll&url=/uscode/html/uscode20/usc_sec_20_000 01087—ll000-.html for a complete list). You acknowledge and agree that we may rely without independent verification on the accuracy, authenticity, and completeness of all information you provide to us. You certify that the proceeds of the loan will not be used for the purpose of purchasing or carrying any securities or to fund any illegal activity.

6. Fees. A non-refundable origination fee paid by you to CollectiveSun as provided under your agreement with CollectiveSun will be deducted from your loan proceeds, so the loan proceeds delivered to you will be less than the full amount of issued your loan. You acknowledge that the origination fee will be considered part of the principal on your loan and is subject to the accrual of interest. You agree to pay a fee of $15, if ACH transfers or checks are returned or fail due to insufficient funds in your account or for any other reason. Each attempt to collect a payment is considered a separate transaction, so an unsuccessful payment fee will be assessed for each failed attempt. The bank that holds your designated account may assess its own fee in addition to the fee we assess. If any payment is more than 15 days late, we may charge a late fee in an amount equal to the greater of 5% of the outstanding principal and interest or $15. If a payment is more than 30 days late, we shall charge such late fee. We will charge only one late fee on each late payment. These fees may be collected using ACH transfers initiated by us from your designated account. Any such late fee assessed is immediately due and payable. Any payment received after 6:00 P.M., Pacific time, on a banking day is deemed received on the next succeeding banking day.

7. Default and Termination. You will be deemed in default on your loan (each, an "Event of Default") if you: (1) fail to pay timely any amount due on your loan; (2) file or have instituted against you any bankruptcy or insolvency proceedings or make any assignment for the benefit of creditors; (3) die; (4) commit fraud or make any material misrepresentation in this Agreement, the Note, or any other documents, applications or related materials delivered to us in connection with your loan; or (5) fail to abide by the terms of this Agreement. Upon the occurrence of an Event of Default, we may exercise all remedies available to us under applicable law, this Agreement, and the Note, including without limitation (1) demand that you immediately pay all amounts owed on your loan or (2) terminate this Agreement. Any loans you obtain prior to the effective date of termination resulting from listings you placed on the Site shall remain in full force and effect in accordance with their terms.

8. Collection & Reporting of Delinquent Loans. We reserve the right to report loan payment delinquencies at or in excess of 30 days to one or more consumer reporting agencies in accordance with applicable law. You agree to pay all costs of collecting any delinquent payments, including reasonable attorneys' fees, as permitted by applicable law.

9. Assignment of Your Loan. Following the closing of your loan you hereby agree that we may, without notice to you, (i) assign all of our right, title and interest in this Agreement to CollectiveSun and (ii) assign your Note(s) to CollectiveSun.

10. NO GUARANTEE. WE DO NOT WARRANT OR GUARANTEE (1) THAT YOUR LOAN REQUEST WILL BE FUNDED, OR (2) THAT YOU WILL RECEIVE A LOAN AS A RESULT OF POSTING A REQUEST.

11. Entire Agreement. This Agreement and any Note represents the entire agreement between you and us regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between us with respect to your loan request and loan. The BOA Privacy Notice attached as Exhibit B is incorporated by reference into this Agreement.

12. Consent to Electronic Transactions and Disclosures. THIS AGREEMENT IS FULLY SUBJECT TO YOUR CONSENT TO ELECTRONIC TRANSACTIONS AND DISCLOSURES, WHICH CONSENT IS SET FORTH IN THE TERMS OF USE FOR THE SITE.

13. Notices. All notices and other communications to you hereunder may be given by email to your registered email address or posted on the Site, and shall be deemed to have been duly given and effective upon transmission. You acknowledge that you have sole access to such email account and your area on the Site and that communications from us may contain sensitive, confidential, and collections-related communications. If your registered email address changes, you must notify CollectiveSun of the change by sending an email to support@CollectiveSun.com **or calling** __________________. You also agree to update your registered residence address and telephone number on the Site if they change.

14. NO WARRANTIES. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, WE MAKE NO REPRESENTATIONS OR WARRANTIES TO YOU, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

15. LIMITATION ON LIABILITY. IN NO EVENT SHALL WE BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, WE MAKE NO

REPRESENTATION OR WARRANTY TO YOU REGARDING THE EFFECT THAT THE AGREEMENT MAY HAVE UPON YOUR FOREIGN, FEDERAL, STATE OR LOCAL TAX LIABILITY.

16. Miscellaneous. The parties acknowledge that there are no third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights or obligations under this Agreement to another person without our prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this section 16 shall be null and void. We are located in the state of California and this Agreement and the Note will be entered into in the state of California. The provisions of this Agreement will be governed by federal laws and the laws of the state of California to the extent not preempted, without regard to any principle of conflicts of laws that would require or permit the application of the laws of any other jurisdiction. Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If at any time after the date of this Agreement, any of the provisions of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality and unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provisions of this Agreement. The headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement in any way.

17. Arbitration.

a. Either party to this Agreement, or CollectiveSun, may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this section 17 (the "Arbitration Provision"), unless you opt out as provided in section 17(b) below. As used in this Arbitration Provision, "Claim" shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us and/or CollectiveSun (or persons claiming through or connected with us and/or CollectiveSun), on the other hand, relating to or arising out of this Agreement, any Note, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of section 17(f) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

b. You may opt out of this Arbitration Provision for all purposes by sending an arbitration opt out notice to CollectiveSun, LLC, 4685 Convoy Street, #210, San Diego, CA 92111, Attention: Loan Processing Department, which is received at the specified address within 30 days of the date of your electronic acceptance of the terms of this Agreement. The opt out notice must clearly state that you are rejecting arbitration; identify the Agreement to which it applies by date; provide your name, address, and social security number; and be signed by you. You may send the opt out notice in any manner you see fit as long as it is received at the specified address within the specified time. No other methods can be used to opt out of this Arbitration Provision. If the opt out notice is sent on your behalf by a third party, such third party must include evidence of his or her authority to submit the opt out notice on your behalf.

c. The party initiating arbitration shall do so with the American Arbitration Association (the "AAA") or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

d. If we (or CollectiveSun) elect arbitration, we (or CollectiveSun, as the case may be) shall pay all the administrator's filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator's rules. We (or CollectiveSun, as the case may be) shall pay the administrator's hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator's rules or applicable law require otherwise, or you request that we (or CollectiveSun) pay them and we agree (or CollectiveSun agrees) to do so. Each party shall bear the expense of its own attorneys' fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

e. Within 30 days of a final award by the arbitrator, any party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, any opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act ("FAA"), and may be entered as a judgment in any court of competent jurisdiction.

f. We agree not to invoke our right to arbitrate an individual Claim you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. Unless consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (a) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party; nor (b) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this section 17(f), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this section 17(f) shall be determined exclusively by a court and not by the administrator or any arbitrator.

g. This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

h. This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties and/or CollectiveSun; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any loan or Note or any other promissory note(s) which you owe, or any amounts owed on such loans or notes, to any other person or entity. If any portion of this Arbitration Provision other than section 17(f) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If an arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in section 17(f) are finally adjudicated pursuant to the last sentence of section 17(f) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE OR JURY, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT BEFORE A JUDGE OR JURY UPON ELECTION OF ARBITRATION BY ANY PARTY.

Exhibit A

NON-NEGOTIABLE PROMISSORY NOTE

Borrower name and address: ____ (not visible to investors)

$______________

__________, 20_

For value received, I ("Borrower") promise to pay to the order of BOA or any subsequent holder ("you" or "Lenders") of this Promissory Note (the "Note") the principal sum of __________ ($______) Dollars with interest as set forth below. I intend to be legally bound by this Note. I have read, understood, and agreed to all of the terms of this Note.

Interest. This Note bears interest during each calendar month from the date hereof until paid, at a fixed rate of ______ (%). Interest is calculated on a monthly basis upon the unpaid balance with each payment representing 1/12th of a year.

Payments. Principal and interest is to be paid during and throughout the period of ______ months in the following manner:

Payments of principal and interest in the amount of __________ ($______) Dollars are to be made by the Borrower to the Lender commencing __________, 20__, and on the same day of each successive month thereafter until __________, 20__, when the full amount of unpaid principal, together with unpaid accrued interest is due and payable. If the monthly anniversary is on the 29th, 30th, or 31st of the month, and the following month does not have a 29th, 30th, or 31st day, the monthly payment will be due on the last day of the month in which the payment was due. The last payment might be of a slightly different amount to adjust for rounding.

All payments on this Note are to be made in immediately available lawful money of the United States. Borrower authorizes Lender to debit Borrower's designated account by Automated Clearing House ("ACH") transfer for the amount of each payment due on each due date. Borrower may elect to make payments by personal check by contacting support@CollectiveSun.com or by regular mail at CollectiveSun, LLC, 4685 Convoy Street, #210, San Diego, CA 92111, Attention: Loan Processing Department. If Borrower elects to make payments by check, borrower acknowledges and agrees that there will be a $15 check processing fee per payment, subject to applicable law. This authorization does not affect Borrower's obligations to pay when due all amounts payable under this Note, whether or not there are sufficient funds therefore in such accounts. The foregoing authorization is in addition to, and not in limitation of, any rights of setoff Lender may have. With regard to payments made by automatic withdrawal, Borrower has the right to stop payment of automatic withdrawals or revoke Borrower's prior authorization for automatic withdrawals by notifying Borrower's financial institution at least three (3) banking days before the scheduled date of transfer. Borrower will notify Lender of the exercise of Borrower's right to stop a payment or revoke Borrower's authorization for automatic withdrawals at least three (3) banking days before the scheduled date of transfer. All payments are to be applied first to the payment of all fees, expenses and other amounts due to Lender (excluding principal and interest), then to accrued interest, and the balance on account of outstanding principal; provided, however, that after an Event of Default (as defined below), payments will be applied to Borrower's obligations as Lender determines in its sole discretion.

Fees and Charges. A non-refundable origination fee paid by Borrower to CollectiveSun, LLC, in the amount and on the terms set forth in Borrower's agreement with CollectiveSun, LLC, will be deducted from Borrower's loan proceeds, so the loan proceeds delivered to Borrower will be less than the full amount of Borrower's loan request. Borrower acknowledges that the origination fee will be considered part of the principal of Borrower's loan and is subject to the accrual of interest. Borrower agrees to pay a fee of $15 if ACH transfers or checks are returned or fail due to insufficient funds in Borrower's account or for any other reason. Borrower acknowledges that the bank that holds Borrower's designated account may charge a fee in addition to this fee. Each attempt to collect a payment is considered a separate transaction, so an unsuccessful payment fee will be assessed for each failed attempt. If Borrower's payment is more than 15 days late, Lender may charge a late fee in an amount the greater of 5% of the outstanding payment or $15. If Borrower's payment is more than 30 days late, Lender shall charge such late fee. These fees may be collected using ACH transfers initiated by us from Borrower's designated account. Any such late fee assessed is immediately due and payable. Any payment received after 6:00 P.M., Pacific time, on a banking day is deemed received on the next succeeding banking day.

Prepayments and Partial Payments. Borrower may make any payment early, in whole or in part, without penalty or premium at any time. Any partial prepayment is to be applied against the principal amount outstanding and does not postpone the due date of any subsequent monthly installments, unless Lender otherwise agrees in writing. If Borrower prepays this Note in part, Borrower agrees to continue to make regularly scheduled payments until all amounts due under this Note are paid. Lender may accept late payments or partial payments, even though marked "paid in full", without losing any rights under this Note.

Use of Funds. Borrower certifies that the proceeds of the loan will not be used for the purpose of purchasing or carrying any securities or to fund any illegal activity.

Default. Borrower will be deemed in default (each, an "Event of Default") of Borrower's obligations under this Note if Borrower: (i) fails to pay timely any amount due under this Note; (ii) files or has instituted against Borrower any bankruptcy or insolvency proceedings or makes any assignment for the benefit of creditors; (iii) dies; (iv) commits fraud or makes any material misrepresentation in this Note; or (v) fails to abide by the terms of this Note. Upon the occurrence of an Event of Default, Lender may exercise all remedies available to it under applicable law, including demand upon Borrower to immediately pay all amounts due under this Note. Lender reserves the right to report loan payment delinquencies of 30 days or longer to one or more consumer reporting agencies in accordance with applicable law. Borrower agrees to pay all costs of collecting any delinquent payments, including reasonable attorneys' fees, as permitted by applicable law.

Miscellaneous.

This Note is not negotiable. Notwithstanding the foregoing, Lender may assign this Note, including without limitation, to CollectiveSun, LLC, without notice to Borrower. Borrower may not assign this Note without the prior written consent of Lender. This Note inures to the successors, permitted assigns, heirs and representatives of Borrower and Lender.

Borrower hereby waives demand, notice of non-payment, protest, and all other notices or demands whatsoever, and hereby consents that without notice to and without releasing the liability of any party, the obligations evidenced by this Note may from time to time, in whole or part, be renewed, extended, modified, accelerated, compromised, settled or released by Lender.

Any changes to this Note must be in writing signed by Borrower and Lender. Notices will be mailed electronically to the addresses provided.

Controlling Law. Lender is located in the State of California and this Note has been executed and delivered in the State of California and is deemed a contract made under such state's law. The provisions of this Note will be governed by federal laws and the laws of the State of California to the extent not preempted, without regard to any principle of conflicts of law. The unenforceability of any provision of this Note shall not affect the enforceability or validity of any other provision of this Note.

STATE LAW NOTICES:

CALIFORNIA RESIDENTS ONLY: A married applicant may apply for a separate account. If Lender takes any adverse action as defined by § 1785.3 of the California Civil Code and the adverse action is based, in whole or in part, on any information contained in a consumer credit report, Borrower has the right to obtain within 60 days a free copy of Borrower's consumer credit report from the consumer reporting agency who furnished the consumer credit report and from any other consumer credit reporting agency that complies and maintains files on consumers on a nationwide basis.

CALIFORNIA AND CALIFORNIA RESIDENTS: As required by California and California law, Borrower is hereby notified that a negative credit report reflecting on Borrower's credit record may be submitted to a credit reporting agency if Borrower fails to fulfill the terms of Borrower's credit obligations.

KANSAS (and IOWA residents if the principal amount of this loan exceeds $20,000): **IMPORTANT: READ BEFORE SIGNING. THE TERMS OF THIS AGREEMENT SHOULD BE READ CAREFULLY BECAUSE ONLY THOSE TERMS IN WRITING ARE ENFORCEABLE. NO OTHER TERMS OR ORAL PROMISES NOT CONTAINED IN THIS WRITTEN CONTRACT MAY BE LEGALLY ENFORCED.**

LENDER MAY CHANGE THE TERMS OF THIS AGREEMENT ONLY BY ANOTHER WRITTEN AGREEMENT.

MARYLAND RESIDENTS ONLY: Lender elects to make this loan pursuant to Subtitle 10 (Credit Grantor Closed End Credit provisions) of Title 12 of the Maryland Commercial Law Article only to the extent that such provisions are not inconsistent with Lender's authority under federal law (12 U.S.C. § 85, § 1463(g), or § 1831d, as appropriate) and related regulations and interpretations, which authority Lender expressly reserves.

MASSACHUSETTS RESIDENTS ONLY: Massachusetts law prohibits discrimination based upon marital status or sexual orientation.

MISSOURI AND NEBRASKA RESIDENTS: ORAL LOAN AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ENFORCING REPAYMENT OF SUCH DEBT, INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT, ARE NOT ENFORCEABLE. TO PROTECT BORROWER(S) AND THE LENDER AND ANY HOLDER OF THIS NOTE FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

NEW JERSEY RESIDENTS: The section headings of the Note are a table of contents and not contract terms. Portions of this Note with references to actions taken to the extent of applicable law apply to acts or practices that New Jersey law permits or requires. In this Note, actions or practices (i) by which Lender is or may be permitted by "applicable law" are permitted by New Jersey law, and (ii) that may be or will be taken by Lender unless prohibited by "applicable law" are permitted by New Jersey law.

NEW YORK, RHODE ISLAND and VERMONT RESIDENTS: Borrower understands and agrees that Lender may obtain a consumer credit report in connection with this application and in connection with any update, renewals for extension of any credit as a result of this application. If Borrower asks, Borrower will be informed whether or not such a report was obtained, and if so, the name and address of the agency that furnished the report. Borrower also understands and agrees that Lender may obtain a consumer credit report in connection with the review or collection of any loan made to Borrower as a result of this application or for other legitimate purposes related to such loans.

OHIO RESIDENTS ONLY: The Ohio laws against discrimination require that all creditors make credit equally available to all credit-worthy customers, and that credit reporting agencies maintain separate credit histories on each individual upon request. The Ohio Civil Rights Commission administers compliance with the law.

WISCONSIN RESIDENTS ONLY: For married Wisconsin residents, Borrower's signature confirms that this loan obligation is being incurred in the interest of Borrower's marriage or family. No provision of any marital property agreement (pre-marital agreement), unilateral statement under § 766.59 of the Wisconsin statutes or court decree under § 766.70 adversely affects Lender's interest unless, prior to the time that the loan is approved, Lender is furnished with a copy of the marital property agreement, statement, or decree or have actual knowledge of the adverse provision. If this loan for which Borrower is applying is granted, Borrower will notify Lender if Borrower has a spouse who needs to receive notification that credit has been extended to Borrower.

SCREEN NAME OF BORROWER
BY: COLLECTIVESUN, LLC
ATTORNEY-IN-FACT FOR BORROWER
(SIGNED ELECTRONICALLY)

BOA PRIVACY NOTICE

Collecting Information- Why? What? How?

Your notice says Federal law gives consumers the right to limit some but not all sharing. What are other ways you share under the law?

Under the Gramm-Leach-Bliley Act, we are permitted to share with third parties, without regard to the customer choices, in connection with situations where we are required to disclose information, such as responding to subpoenas or tax reporting, and for typical business activities, such as sharing to identify or prevent fraud, to resolve customer disputes and enforce our rights, in connection with sale of all or part of a business or with consent.

What information is covered by your privacy notices and why do you collect information about me?

Our privacy notices apply to consumer personal information, which means personally identifiable information about a consumer or a consumer's current or former relationship with Bank of America that is not publicly available. We collect and use various types of personal information for our everyday business purposes, such as to process transactions, service and maintain accounts, comply with laws and regulations and better respond to your needs.

Personal information does not include aggregated or de-identified data that the Bank may create or compile from various sources, including accounts and transactions. This information, which does not identify individual customers, is used by the Bank for its business purposes, which may include offering products or services, research, marketing or analyzing market trends, and other purposes consistent with applicable laws.

What types of information do you collect?

We collect various types of information to service your accounts and better respond to your needs. Information we collect includes:

- Information that identifies you, such as your name, address and telephone number.
- Information you provide on your application, such as assets, income and other debt
- Information about your transactions and account experience with us, such as your account balance, payment history and credit card usage
- Information from credit reports regarding your creditworthiness or credit history
- Information from other outside sources regarding employment, credit or other relationship with you (for example, your employment history, loan or credit card balances or your property insurance coverage)
- Other general information from outside sources that is not assembled or used for the purpose of determining eligibility for a product or services (such as information from public records)

When would you collect medical information about me?

We occasionally receive medical or health information from a customer if, for example, a customer applies for insurance from us. We do not share medical or health information, including information received from third parties, among our companies, except to maintain or collect on accounts, process transactions, service a customer request, perform insurance functions or as required by law.

How do I know the information you have on file about me is accurate?

Keeping your account information accurate and up to date is very important. You have access to your account information through various means, such as account statements, telephone banking, online banking and in response to specific requests. If your account information is incomplete, inaccurate or not current, please call or write to us at the telephone number or address listed on your account statement, bank records or other documentation. We will promptly update or correct any erroneous information. Please contact us if you have questions or feel that we have not handled information about you properly.

Reasons we can share

How does the bank share information about me?

Bank of America shares information among the Bank of America family of companies (affiliates). Sharing information among the Bank of America family of companies can save you time and money. For example, customers who have certain accounts may qualify for a credit card with lower interest rate and no annual fee.

We may share credit card and Sponsored Account information with affinity partners and selected third parties in order to offer a greater range of financial products that may be tied to organizations of interest to you, such as an alumni organization, sports team or charity.

Affinity partners and selected third parties, as well as all companies that act on our behalf, are contractually obligated to keep the unique information we provide to them confidential and to use this information only as permitted by us.

We also share information to detect and prevent fraud, such as unauthorized transactions, and to manage our business and risk.

What outside companies work on the bank's behalf?

We share information with companies that may work for us to support the products and services we offer. These companies may include check-printing vendors or companies that help us mail account statements.

In addition, when you open an account or apply for a credit card, loan or line of credit, we may use various credit bureaus as part of the process for approving your application. We may also use outside companies to help us with fraud investigations.

Because these companies act on our behalf, they are obligated to keep information we provide them secured and confidential and use the information only to provide the services we've asked them to perform.

Does Bank of America share customer information with third parties who may want to offer me their products and services?

Bank of America may share some information about credit card accounts and Sponsored non-credit card Accounts with selected third parties. Bank of America offers tailored credit card and Sponsored Account products through affinity partners, such as colleges, sport teams and professional groups. Sharing of certain credit card and Sponsored Account information enables the bank to offer these products and services.

How can I determine if an account is a Sponsored Account?

Sponsored Accounts are any non-credit card accounts or services provided by the bank (such as CDs or checking accounts) that are co-branded with other organizations, such as colleges or sporting teams. Customers will know if an account is sponsored by the co-branding on account materials, such as statements. If you are unable to determine if your account is a Sponsored Account or have any questions about Sponsored Accounts or our Privacy Notice, please call us at 1.888.341.5000.

I am a credit card or Sponsored Account customer. What choices do I have when it comes to sharing with third parties?

You may request we not share information about your accounts with third parties who may want to offer you their products and services. Set your choices

Why do I have to request you not share information with third parties for each credit card or Sponsored Account?

This gives you the flexibility to select certain accounts for sharing even if you request we not share information for other accounts. For example, a customer with multiple accounts that are eligible for sharing may want to share more information with an alumni association or professional membership organization than with a sports team.

If I am a credit card or Sponsored Account customer, how do I benefit from information shared with third parties?

Through our extended relationships with affinity groups, credit card holders and Sponsored Account customers may receive discounts on products, access to limited edition merchandise or unique access to events sponsored by our affinity partners, e.g. sports teams, colleges and professional groups.

Does this notice apply to affiliate marketing?

No. Bank of America has a separate affiliate marketing notice, given to customers at account opening.

To Limit Sharing and direct marketing contact

What are my choices about information sharing?

You have choices when it comes to sharing certain information with affiliates and third parties and limiting direct marketing contact. Bank of America offers several easy ways you can inform us of your privacy choices:

- Notify us at www.bankofamerica.com/privacy and enter the information on a secure Web site;
- Call us toll free at 1.888.341.5000; or
- Talk to a customer representative at a banking center or to your client relationship manager.

How long does it take to honor my direct marketing choices?

We will work to note your request promptly, but your request may take up to twelve weeks to be fully effective for mail campaigns. Because promotions from our affiliates or Affinity Partners are developed weeks and months in advance, you may sometimes receive solicitations if the promotion has already been implemented.

If you elect not to receive direct marketing offers by postal mail, telephone and/or e-mail, please note that we may continue to contact you as necessary to service your account, which may include being contacted by your assigned account representative (for example, Financial Advisor or relationship manager), if applicable, and for other nonmarketing purposes. Bank of America may also continue to provide marketing information in your regular account mailings and statements, including online and ATM communications.

What is the five-year opt out language?

When you opt out of direct marketing by mail or telephone, your opt out(s) will last for five years, subject to applicable law. After that, you can choose to renew your opt out(s) for another five-year period.

Does this five-year expiration apply also to opt outs from third party or affiliate sharing?

No, this applies only to the direct marketing opt out for mail or phone contacts.

How will I know when my Bank of America Do Not Call or Do Not Mail choice expires?

If you have informed us prior to January 1, 2007 of your choice not to receive marketing solicitations by phone or mail, we will provide notification prior to the expiration of a choice along with information on how to renew a choice. If you informed us after January 1, 2007, your telephone and postal mail opt-out choices will last for five years, subject to applicable law.

How do I get on your "do not mail," "do not phone" or "do not email" list?

To tell us your choices:

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THE LAW OFFICE OF JILLIAN SIDOTI



38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
(951) 224-6675
www.jilliansidoti.com

July 20, 2012

CollectiveSun, LLC
4685 Convoy Street, #210-3
San Diego, CA 92111

Re: CollectiveSun, LLC
Registration Statement on Form 1-A

Ladies and Gentlemen:

We have acted as counsel to CollectiveSun, LLC a California limited liability company (the "Company"), in connection with a Registration Statement on Form 1-A (the "Registration Statement") that the Company filed with the Securities and Exchange Commission (the "SEC") under Regulation A of the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement relates to the offering and sale from time to time of up to $5,000,000 of the Company's Member Dependent Notes (the "Notes").

The Notes are to be issued by the Company until such time an indenture agreement is entered into between the Company and an indenture trustee.

In connection herewith, we have examined: (a) the Registration Statement, including exhibits thereto (collectively, the "Registration Documents"); (b) the Company's Certificate of Organization issued by the State of California's Secretary of State dated July 25, 2011; and (c) the consent of the sole Member and Managing Member, Lee Barken, approving the filing of the Registration Statement of the Notes, approving the issuance and sale of the Notes, and authorizing the Managing Member of the Company to take any required actions in connection with the Notes.

We have also examined originals or copies, certified or otherwise identified to our satisfaction of such other corporate records, agreements and instruments of the Company, certificates of public officials and officers of the Company, and such other documents, records and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the Registration Documents and the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied without independent investigation as to matters of fact upon statements of governmental officials and upon representations made in or pursuant to the Registration Documents and certificates and statements of appropriate representatives of the Company.

In connection herewith, we have assumed that, other than with respect to the Company, all of the Registration Documents referred to in this opinion letter have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties to such Registration Documents, all of the signatories to such Registration Documents have been duly authorized, and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such Registration Documents.

Based on the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations, and exceptions set forth herein, we are of the opinion that, when the Registration Statement, as it may be amended, has become effective under the Securities Act (the "Effective Date") and any applicable state securities or Blue Sky laws have been complied with, the Notes to be issued pursuant to the Registration Documents will be duly authorized for issuance, and upon the issuance and delivery of the Notes and the receipt by the Company of all consideration therefor in accordance with the terms of the Registration Documents, the Notes will be legal, valid and binding obligations of the Company.

In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinions set forth herein are further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:

(A) Wherever this opinion letter refers to matters "known to us," or "to our knowledge," or words of similar import, such reference means that, during the course of our representation of the Company with respect to the Registration Statement, we have requested information of the Company concerning the matter referred to and no information has come to the attention of (either as a result of such request for information or otherwise) the attorneys of our Firm currently devoting substantive attention or a material amount of time thereto, which has given us actual knowledge of the existence (or absence) of facts to the contrary. Except as otherwise stated herein, we have undertaken no independent investigation or verification of such matters, and no inference should be drawn to the contrary from the fact of our representation of the Company.

(B) Our opinions herein reflect only the application of applicable laws of the State of California and the Federal laws of the United States of America. We express no opinion as to the laws of any other jurisdiction. The opinions set forth herein are made as of the date hereof and are subject to, and may be limited by, future changes in factual matters, and we undertake no duty to advise you of the same. The opinions expressed herein are based upon the law in effect (and published or otherwise generally available) on the date hereof, and we assume no obligation to revise or supplement these opinions should such law be changed by legislative action, judicial decision or otherwise. In rendering our opinions, we have not considered, and hereby disclaim any opinion as to, the application or impact of any laws, cases, decisions, rules or regulations of any other jurisdiction, court or administrative agency.

(C) Our opinions contained herein may be limited by (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing.

We do not render any opinions except as set forth above. This opinion letter is being delivered by us solely for your benefit in accordance with the requirements of the Securities Act. By your acceptance of this opinion letter, you agree that it may not be relied upon, circulated, quoted or otherwise referred to by any other person or for any other purpose without our prior written consent in each instance.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to us under the caption "Legal Matters" in the prospectus contained in the Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,



Jillian Ivey Sidoti, Esq.